UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

1. **Name of issuer:** Grain Dealers Brewery, LLC
2. **Form:** LLC
3. **Jurisdiction of Incorporation/Organization:** North Carolina
4. **Date of organization:** May 9, 2019
5. **Physical address of issuer:** 2965 Hobson Road, Dunn NC 28334
6. **Website of issuer:** https://www.GrainDealersBrewery.com
7. **Is there a co-issuer?** No
8. **Name of co-issuer:** N/A
9. **Form:** N/A
10. **Jurisdiction of Incorporation/Organization:** N/A
11. **Date of organization:** N/A
12. **Physical address:** N/A
13. **Website:** N/A
14. **Name of intermediary facilitating the offering:** Vicinity, LLC
15. **CIK number of intermediary:** 0001798542
16. **SEC file number of intermediary:** 7-223
17. **CRD number, if applicable, of intermediary:** 307772
18. **Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:** Commission equaling 7% of the total amount raised payable at each closing.

19. **Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:** No

20. **Type of security offered:** Class C Units
21. **Target number of securities to be offered:** 46,875
22. **Price (or method for determining price):** $6.40
23. **Target offering amount:** $300,000.00

24. **Oversubscriptions accepted:** ☒ Yes ☐ No
25. **If yes, disclose how oversubscriptions will be allocated:** ☐ Pro-rata basis ☐ First-come, first-served basis ☒ Other – provide a description: TBD by issuer

26. **Maximum offering amount:** $1,069,996.80
27. **Deadline to reach the target offering amount:** June 30, 2022
28. **Current number of employees with issuer and co-issuer:** 0

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	0	0
Cash & Cash Equivalents	0	0
Accounts Receivable	0	0
Short-term Debt	0	0
Long-term Debt	0	0
Revenues/Sales	0	0
Cost of Goods Sold	0	0
Taxes Paid	-$203	-$203
Net Income	-$11,267	-$293

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

GRAIN DEALERS BREWERY, LLC (Issuer)

By: ___________________________
Wesley T. Johnson, President and Chief Executive Officer

Date:

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

By: _____________________________ Wesley T. Johnson, Manager Date:	By: _____________________________ Jerry Lee Honeycutt, II, Manager Date:

April 1, 2022

Grain Dealers Brewery, LLC

Up to $1,069,996.80 of Class C Units

Grain Dealers Brewery, LLC ("Grain Dealers," "the company," "we," or "us"), is offering a minimum amount of $300,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,069,996.80 (the "**Maximum Offering Amount**") of Class C Units of the company (the "**Units**", or "**Class C Units**" or "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by June 30, 2022 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, Vicinity, LLC (the "**Intermediary**"). All committed funds will be held in escrow with North Capital Private Securities (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE .

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

NORTH CAPITAL PRIVATE SECURITIES, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.graindealersbrewery.com .

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://vicinitycapital.com.

The date of this Form C is April 1, 2022.

TABLE OF CONTENTS

ABOUT THIS FORM C 2
CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS 2
SUMMARY 1
The Company 1
Commission and Fees 2
RISK FACTORS 3
Risks Related to the Company's Business and Industry 3
Risks Related to the Offering 9
Risks Related to the Securities 11
BUSINESS 15
Description of the Business 15
Competition 15
Customer Base 15
Intellectual Property 16
Governmental/Regulatory Approval and Compliance 16
Litigation 16
USE OF PROCEEDS 17
MANAGERS AND COMPANY OFFICIALS 17
Employees 18
CAPITALIZATION AND OWNERSHIP 19
Capitalization 19
Ownership 22
FINANCIAL INFORMATION 23
Operations 23
Cash and Cash Equivalents 23
Liquidity and Capital Resources 23
Capital Expenditures and Other Obligations 23
Valuation 23
Material Changes and Other Information 23
Previous Offerings of Securities 24
TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST 24
THE OFFERING AND THE SECURITIES 25
The Offering 25
The Securities Being Offered and Rights of Securities of the Company 26
COMMISSION AND FEES 30
TAX MATTERS 31
LEGAL MATTERS 31
DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION 31
ADDITIONAL INFORMATION 31

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any

documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “plan,” “intend,” “believe,” “may,” “should,” “can have,” “likely” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements. Please review our disclosures set forth in **Exhibit C** related to the projections contained herein.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Grain Dealers Brewery, LLC intends to apply for certain Federal and North Carolina commercial and retail alcoholic beverage licenses and permits required to operate as a brewery and, as allowed by applicable law and regulation, a restaurant and event venue. Grain Dealers Brewery, LLC was formed as a North Carolina limited liability company on May 9, 2019.

The Company is located at 2965 Hobson Road, Dunn, NC 28334, United States.

The Company's website is https://www.graindealersbrewery.com

The Company plans to conduct business in North Carolina.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://marketplace.vicinitycapital.com/offers/PreviewOffers/OTAzMjg= and is attached as **Exhibit B** to this Form C.

The Offering

Minimum Amount of the Securities Offered	46,875
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	46,875
Maximum Amount of the Securities Offered	167,187
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	167,187
Price Per Security	$6.40
Minimum Individual Purchase Amount	$480
Offering Deadline	June 30, 2022
Use of Proceeds	See the "use of proceeds" herein.

Voting Rights	1 vote per Unit; however, the voting rights of Members of the Company (including holders of Class C Units) is significantly limited. See "The Offering and the Securities".
Transfer Restrictions	In addition to the transfer restrictions imposed under the Securities Act for securities issued under Regulation CF, the Units are subject to transfer restrictions, drag-along provisions and rights of first refusal benefiting the Company (and its assignees) as set forth in the Company's Operating Agreement. The Company also has the right to repurchase units in the event the holder is or becomes subject to certain disqualification events related to our brewery business. "The Offering and the Securities".

+ The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

Commission and Fees

The Offering is being made through the Intermediary's portal. At the conclusion of the Offering, the issuer will pay a fee of seven percent (7%) of the amount raised in the Offering to the Intermediary.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$480	$33.60	$446.40
Target Offering Amount	$300,000	$21,000	$279,000
Maximum Offering Amount	$1,069,996	$74,900	$995,096

(1) This excludes fees to Company's advisors, such as attorneys and accountants.
(2) The Company intends to engage in rolling closes after the minimum and other conditions are met. There will be an additional fee of $200 per closing, in addition to any other third party fees that may result as of the additional closing request.
(3) Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

Our company is brand new and has no operating history.

The company was formed as a North Carolina Limited liability company in May 2019. We have no established business operations and it is unclear at this point which, if any, of our current and intended plans may come into fruition and, if they do, which ones will be a success. The company has incurred a net loss and has not generated any revenue since inception. Although management of the Company currently anticipates that its business strategy will be successful, the Company may not be able to achieve the revenue growth in the coming years necessary to achieve profitability. The Company's prospects also must be considered in light of the risks and difficulties frequently encountered by early stage companies in today's business environment. The Company may not be successful in addressing these risks, and the business strategy may not be successful. There is no assurance that the company will ever be able to establish successful business operations, become profitable or generate sufficient revenues to operate our business or pay dividends.

Unpredictability of future revenues; Potential fluctuation in operating results

Because the Company has no operating history, the ability to forecast revenues is limited. The Company's future financial performance and operating results may vary significantly from projected amounts and fluctuate substantially from quarter to quarter due to a number of factors, many of which are likely to be outside of the Company's control. These factors, each of which could adversely affect results of operations and future valuation, include:

- demand for the Company's products and services;
- introduction or enhancement of products and services by the Company and its competitors; actual capital expenditures required to bring the Company's products and services to market; market acceptance of new products and services of the Company and its competitors;
- price reductions by the Company or its competitors or changes in how products and services are priced; the Company's ability to attract, train and retain qualified personnel;
- the amount and timing of operating costs and capital expenditures related to the development and expansion of the Company's business, operations and infrastructure;
- unexpected costs and delays relating to the expansion of operations; change in federal or state laws and regulations;
- timing and number of strategic relationships that are established; loss of key business partners; and
- fluctuations in general economic conditions.

The projections of the Company's future operating costs are based upon assumptions as to future events and conditions, which the Company believes to be reasonable, but which are inherently uncertain and unpredictable. The Company's assumptions may prove to be incomplete or incorrect, and unanticipated events and circumstances may occur. Due to these uncertainties and the other risks outlined herein, the actual results of the Company's future operations can be expected to be different from those projected, and such differences may have a material adverse effect on the Company's prospects, business or financial condition. Any projections that were prepared or provided by the Company were not prepared with a view toward public disclosure or complying with the published guidelines of the American Institute of Certified Public Accountants or the Securities Exchange Commission regarding projected financial information. Under no circumstances should such information be construed to represent or predict that the Company is likely to achieve any particular results.

No assurances of sufficient financing; Additional capital may be required

Although the Company believes the proceeds of this Offering will provide adequate funding to develop and successfully support its business plans, there can be no assurances that such funds will be adequate. If the Company's cash requirements exceed current expectations, the Company may need to raise additional equity or debt capital, beyond what is being sought with current efforts. There can be no assurance that adequate additional financing on acceptable terms will be available when needed. The unavailability of sufficient financing when needed would have a material adverse effect on the Company and could require the Company to terminate its operations.

Local ordinance on building condition

The current state of the proposed building to be purchased has the City of Dunn concerned about the potential timing of condemnation proceedings. Depending on the rate at which funds are raised, the need could arise to proceed with condemnation hearings on the property. Avoiding the potential resulting requirement to demolish the building would require a change in ownership, possibly to the City of Dunn. Once owned by the City of Dunn it could be possible that the building could not be purchased back at the same price or without additional stipulations to its use or condition. In the most unlikely scenario that the building is torn down there would be additional costs incurred to build a similarly sized building for the purpose of this business.

Building Acquisition

The Company does not currently own the building and may not be able to execute the business plan or would have significant changes required if unable to acquire.

Execution Risk

This project requires significant redevelopment work to use the building for any purpose, including the intended purpose within our business plans. If the Company is unable to complete this work, we will not be able to operate as intended or at all.

Price Volatility Risk

As a construction/redevelopment project, the company must purchase building materials and pay for labor that is subject to significant price volatility in the current market conditions. Fluctuations in these prices may present significant risks to the overall cost, use of funds, and ultimate completion of this project to get the Company operational.

Competition from other businesses

The Company intends to operate as a brewery and will compete in a competitive market with several regional craft breweries, including Fainting Goat, Crossbones Brewing, Belleau Wood Brewing, Vicious Fishes and many others. Subject to our receipt of the required licenses, permits, certificates, exemptions and government approvals, we also intend to operate a restaurant in competition with a range of competing local and regional restaurants of similar size, concept, menus and offerings. Both the brewery and restaurant markets are highly competitive. There are relatively low barriers to entry, and we expect that competition will intensify in the future. We believe that numerous factors, including price, client base, brand name, legal and regulatory requirements, and general economic trends (particularly unfavorable economic conditions adversely affecting consumer investment), will affect our ability to compete successfully. Our competitors include many large companies that have substantially greater market presence and financial, technical, marketing and other resources than we do. There can be no assurance that we will be able to have the financial resources, technical expertise or marketing and support capabilities to compete successfully. Increased competition could result in significant price competition, which in turn could result in lower revenues, which could materially adversely affect our potential profitability.

The Company's malt beverage products will also compete generally with other alcoholic beverages. The Company will compete with other alcoholic and non-alcoholic beverage companies not only for consumer acceptance and loyalty, but also for shelf and tap space in retail establishments and for marketing focus. The Company intends, at present, to self-distribute its malt beverage products to retailers on a limited basis and subject to the North Carolina ABC Commission's (the "ABC Commission") rules allowing same. Many of the Company's competitors have substantially greater financial resources, marketing strength and distribution networks than the Company. Moreover, the introduction of new products by competitors that compete directly with the Company's products or that diminish the importance of the Company's products to potential commercial or retail purchasers may have a material adverse effect on the Company's results of operations, cash flows and financial position. Further, in recent years, the brewing

industry has seen continued consolidation among breweries in order to take advantage of cost savings opportunities for supplies, distribution and operations.

To the extent Company has excess brewing capacity once its facilities and operations are established, and all required permits, licenses, and government approvals have been obtained, Company intends to offer contract brewing services to other breweries and brands that are not affiliated with Company, which may including but not be limited to brewing, bottling, canning, kegging, sales, and distribution of those malt beverage products brewed by Company for third parties on a contract basis. These decisions relative to contract brewing operations will be made on a case-by-case basis and cannot be accurately or predictably forecast at this time. However, due to the increased leverage and competition in the marketplace, the costs to the Company of competing could increase and the availability of its own contract brewing capacity could be reduced. The potential also exists for large competitors to increase their influence with their distributors, making it difficult for smaller breweries to maintain their market presence or enter new markets. These potential increases in the number and availability of competing brands, the costs to compete, and decreases in distribution support and opportunities may have a material adverse effect on the Company's results of operations, cash flows and financial position.

Existing and potential litigation

Although management is unaware of any threatened or pending litigation against the Company or management, there can be no assurance that future claims will not be asserted and that, even if without merit, the cost to defend against such claims would not be significant, thus having a material adverse effect on the Company's business, financial condition and results of operations. The Company has never filed any lawsuit against any other person or entity, or been the subject of a lawsuit.

Need to maintain existing, and develop new products and services

The success of the Company is dependent upon the Company's ability to maintain a certain level of quality in, and enhance existing products and services as well as to develop and introduce in a timely manner new products and services that keep pace with evolving industry standards, and respond to changing customer requirements. The Company's future growth may be limited by its ability to continue to increase its market share in local markets that may be dominated by one or more regional or local breweries. The development of new products by the Company may lead to reduced sales in the Company's other products. The Company's future growth may also be limited by its ability to meet production goals, its ability to enter into new brewing contracts with third party-owned breweries on commercially acceptable terms or the availability of suitable production capacity at third party-owned breweries, should production at the Company's owned brewery miss targets, and its ability to obtain sufficient quantities of certain ingredients and packaging materials.

The Company is obligated to indemnify its management

Managers of the Company and other persons who exercise management authority (referred to in the Operating Agreement as "Company Officials") owe certain duties to the Company in connection with their service to the Company. These duties are the duty of care and loyalty and are generally referred to as "fiduciary duties". These fiduciary duties impose on Managers and Company Officials an obligation to act with due care, diligence and in the best interest of the Company and its owners. Notwithstanding the foregoing, Managers and Company Officials are not liable to the Company or any of its owners for any act or omission if they acted in good faith reliance on the provisions of the Operating Agreement and their acts or omissions do not constitute fraud, bad faith, gross negligence, misappropriation, willful misconduct or material breach or knowing violation of the Operating Agreement. In addition, the Company is obligated to indemnify Managers of the Company and Company Officials for actions or omissions to act by such Company Officials and Managers of the Company on behalf of the Company that are authorized under the organizational documents of the Company if such Managers and Company Officials acted in good faith and in a manner reasonably believed by such Managers and Company Officials to be in, or not opposed to, the best interests of the Company, and (y) such Manager's and Company Official's conduct did not constitute fraud, bad faith, gross negligence, misappropriation, willful misconduct or a material breach or a knowing violation of the provisions of this Agreement by such managers and Company Officials. To fulfill its obligation to indemnify a Manager or Company Official, the Company must reimburse or advance expenses such Managers or Company Officials may incur associated with or in defense of charges, claims or legal actions arising from such person's position as a Company Official or manager of the Company, which could result in a decrease in the assets available for

Investors in certain circumstances. The assets of the Company will be available to satisfy these indemnification obligations. Such obligations will survive dissolution of the Company. There are very limited circumstances under which the management of the Company can be held liable to the Company. Accordingly, it may be very difficult for the Company or any Investor to pursue any form of action against the management of the Company.

Limited ability to protect intellectual property rights

The Company's business model is dependent on proprietary recipes and processes. As such, licensing, developing and protecting the proprietary nature of these assets is crucial to the success of the Company. The Company will rely on intellectual property laws, all of which offer only limited protection. The Company has not applied for, and has no plans to apply for, intellectual property protection through trademarks or patents, which could subject the Company to additional risks relating to branding, re-branding, or potential infringement of third party intellectual property rights. Failure to adequately protect its intellectual property from current competitors or new entrants to the market could have a material adverse effect on the Company's business, operating results, and financial condition. Additionally, the Company may become subject to third-party claims asserting that it infringed upon their proprietary rights or trademarks. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources, injunctions against the Company or the payment of damages by the Company.

The Company is required to hold certain licenses and permits

The Company intends to operate in the highly regulated alcoholic beverage industry. In order to conduct its intended business operations, the Company must apply for, obtain and maintain various state and federal licenses, permits, certificates, exemptions and other governmental approvals to permit the activities contemplated by the business model. Once the Company has acquired the physical building, equipment, capital, and local approvals required to support its intended operations, the Company will begin the process to apply for the required Federal and North Carolina alcoholic beverage licenses, permits, certificates, exemptions, and regulatory and governmental approvals that are necessary to operate. While the Company believes it will be successful in obtaining those licenses, permits and approvals, there is no guarantee that the required licenses, permits, certificates, exemptions and approvals will ever be obtained or when they will be obtained – and, denials or delays resulting from either of these situations could result in a loss of your investment. Assuming the required licenses, permits, certificates, exemptions and approvals are obtained, any violation, even if inadvertent, of the rules and requirements associated with those licenses, permits, certificates, exemptions and approvals could result in fines, a cease and desist order against the subject operations or even revocation or suspension of the Company's license(s) to operate the subject business.

We have the right to buy your Ownership Interests to ensure compliance with Federal and State ABC legal and regulatory requirements

North Carolina has a three-tier system in place that generally requires the company wishing to manufacture and sell alcoholic beverage products (tier 1) to sell and ship only to wholesalers (tier 2) who may sell only to retailers (tier 3). Certain exceptions and exemptions to those general rules exist or may be granted by the ABC Commission, on a case-by-case basis, but can never be guaranteed. The rules and regulations underlying this general statement also create restrictions on who can invest in our Company, particularly if you already own or hold any direct or indirect interest in other wholesale or retail business ventures that are licensed or regulated by the ABC Commission.

Among other things, North Carolina law prohibits the issuance of an ABC permit to anyone: (i) convicted of a felony within three years and, if convicted of a felony before then, who has not had his or her citizenship restored; (ii) convicted of an alcoholic beverage offense within two years; (iii) convicted of a misdemeanor controlled substance offense within two years; (iv) with an alcoholic beverage permit revoked within three years, except where revocation was based solely on a permittee's failure to pay certain annual registration and inspection fees; (v) with, whether as an individual or as an officer, director, shareholder or manager of a corporate permittee, an unsatisfied outstanding final judgment that was entered against him or her under Article 1A of Chapter 18B of the North Carolina General Statutes; or (vi) who is not current in filling all applicable tax returns to the State of North Carolina and in payment of all taxes, interest, and penalties that are collectible under North Carolina law. The terms "convicted" or "conviction" include scenarios where a person has been found guilty, or has entered a plea of guilty or nolo contendere, and judgment has been entered.

It is your responsibility to assess and determine whether or not you meet the threshold qualifications for ownership within the Company as established by the ABC Commission and applicable law. When executing your subscription agreement (and by signing the joinder to the Operating Agreement), you must represent and warrant that you (i) do not have an interest, direct or indirect, in any wholesale or retail business venture that is licensed or regulated by the ABC Commission, whether by stock or equity ownership, interlocking directors, mortgage or lien on assets, or otherwise, and (ii) do not have ownership of any real or personal property used by or leased to any such wholesale or retail business venture, and (iii) do not have any other interest, direct or indirect, in any such wholesale or retail business venture by any other means, including loans, personal guarantees or other extensions of credit thereto, and (iv) are not subject to any other ownership prohibitions or disqualifications established by Federal or North Carolina law or regulation, including but not limited to the disqualifications stated in the paragraph above. Furthermore, you will covenant, if requested by the Company, to timely and expeditiously complete any applications, questionnaires and to provide any documentation or information that may be required in connection with Company's efforts to obtain Federal or North Carolina alcoholic beverage licenses, permits, certificates, exemptions or other approvals. You will also covenant and consent to provide all personal information required to obtain or maintain such licenses, permits, certificates, exemptions and approvals. In addition, you must agree that if your ownership or holding of any Ownership Interest in the Company would cause any legal or regulatory risk, exposure or liability, whether actual or potential, for the Company related to its ability to engage in any alcoholic beverage related business activities or to obtain or maintain the necessary licenses or permits to conduct its business, the Company (or its assignees) will have the right to buy your Ownership Interest at the lesser of either (i) the original purchase price paid for such securities; or (ii) the fair market value of the Company (as determined in good faith by the Managers). Company will have the sole and absolute discretion to determine whether or not a disqualification and buyout event exists to allow for its exercise of this right.

Interest Owners could be subject to alcohol taxes and penalties for non-compliance by management

There are strict Federal and North Carolina rules for when and how alcohol is taxed, and when and how those taxes are paid to federal, state and local taxing authorities. If the Company does not follow all applicable rules for the timing, calculation and payment of taxes due, whether intentional or not, the Company, and potentially the individual owners of the Company, could be assessed certain civil or criminal penalties, fines, and interest (collectively "Tax Penalties and Interest"). Before making an investment in the Company, you are urged to consult with your own individual attorney or tax advisor concerning your own potential personal liability and risks that may stem from any such Tax Penalties and Interest.

The Interest Owners, in their individual capacity, could potentially be held liable if the Company fails to pay its federal, state and local alcohol taxes on time and in full, especially where the Company does not have sufficient monetary funds on hand to cover those tax obligations and any associated Tax Penalties and Interest. While the Company is prepared to pay alcohol taxes in compliance with the law, if you are not comfortable with this potential liability, including the potential of having to provide additional cash should the situation arise, you should not invest.

Need to establish new and maintain existing customer relationships

The market for the Company's products and services is rapidly evolving. The Company is unable to predict whether its products and services will continue to satisfy new and existing customer demands or if they will be supplanted by new products and services. The Company's efforts to market and sell its services could be significantly affected by competitive and technological developments. If this occurs and if the Company is unable to adapt quickly enough to the change, it may fail to develop additional customer relationships, and maintain those relationships, and its business, financial condition and results of operations could be materially adversely affected.

Employees or related third parties may engage in misconduct or other improper activities

The Company is exposed to the risk that employee fraud or other misconduct could occur. Misconduct by employees could include misappropriation of trade secrets or other intellectual property or proprietary information of the Company or other persons or entities and failing to disclose unauthorized activities. It is not always possible to deter or detect employee misconduct, and the precautions taken to prevent and detect this activity may not be effective in controlling unknown or unmanaged risks or losses. The misconduct of one or more of the Company's employees or key third party partners may have a material adverse effect on the Company's business, results of operations, prospects, and financial condition.

Reliance on third parties for product inputs and distribution

For its brewery operation, the Company will purchase a substantial portion of the raw materials used in the brewing of its products and bottling and packaging materials from a limited number of domestic suppliers. These third parties may become unable to or refuse to continue to provide these goods and services on commercially reasonable terms consistent with the Company's business practices, or otherwise discontinue a service important for the Company to continue to operate under normal conditions. If the Company fails or is unable to replace these goods and services in a timely manner or on commercially reasonable terms, the operating results and financial condition of the Company could be harmed. In addition, the Company has no control over third-party vendors, which increases vulnerability to problems with goods and services those vendors provide. If the goods and services of the third parties were to fail to perform as expected, it could subject the Company to potential liability, adversely affect renewal rates, and have an adverse effect on the Company's financial condition and results of operations.

Additionally, if in the future the Company finds it necessary to sell its malt beverages to third party wholesalers for sale and distribution to retailers, sustained growth will require it to maintain such relationships and possibly enter into agreements with additional distributors. Changes in control or ownership of a future distribution network could lead to less support of the Company's products. No assurance can be given that the Company will be able to maintain any such future distribution network or secure additional distributors on terms favorable to the Company. Further, in that event, Company will be required to comply with North Carolina beer franchise laws, and potentially others, which may subject the Company, its assets and its products to additional risks in light of the significant protections and rights afforded to wholesalers and distributors thereunder, at the expense of Company.

The Company may not obtain sufficient insurance coverage

The cost of insurance policies maintained by the Company to protect the Company's business and assets could increase in the future. The Company's operations are subject to certain hazards and liability risks faced by all breweries, such as potential contamination of ingredients or products by agents that may be wrongfully or accidentally introduced into products or packaging. These could result in unexpected costs to the Company, and in the case of a costly product recall, potentially serious damage to the Company's reputation for product quality, as well as claims for product liability. In addition, some types of losses, such as losses resulting from natural disasters, generally are not insured because they are uninsurable or it is not economically practical to obtain insurance to cover them. Moreover, insurers recently have become more reluctant to insure against these types of events. Should an uninsured loss or a loss in excess of insured limits occur, this could have a material adverse effect on the Company's business, results of operations and financial condition.

Regulatory environment and changes may adversely affect the Company

The Company's business is highly regulated by federal, state and local laws and regulations regarding such matters as licensing requirements, trade and pricing practices, labeling, advertising, promotion and marketing practices, relationships with distributors, environmental impact of operations and other matters. These laws and regulations are subject to frequent reevaluation, varying interpretations and political debate and inquiries from governmental regulators charged with their enforcement. The cost and time required to comply with various legal and regulatory requirements may adversely affect our profitability. Failure to comply with current or changes to existing laws and regulations relating to the Company's operations or in the payment of taxes or other fees could result in the inability to obtain, loss, revocation or suspension of the Company's licenses, permits or approvals, and could have a material adverse effect on the ability of the Company's business, financial condition and results of operations. Furthermore, regulatory obstacles may hamper our ability to fully implement our business plan or cause unforeseen delays.

The company depends on key personnel and faces challenges recruiting needed personnel.

The company’s future success depends on the efforts of a number of key personnel, primarily the CEO as site manager, general manager (restaurant & event space) and the hired head brewer. In addition, due to its limited financial resources and the specialized expertise required, it may not be able to recruit the individuals needed for its business needs. In addition, the Company’s ability to produce revenues ultimately depends on its ability to commercialize its products and services and to expand into new markets. If the Company fails to establish successful marketing and

sales capabilities, recruit or engage qualified employees and consultants, the Company's ability to generate revenues will suffer. There can be no assurance that the company will be successful in attracting and retaining the personnel the company requires to operate and be innovative.

We lack sales and market recognition.

The Company's ability to finance its development and operations and to achieve profitability will depend, in large part, on the Company's ability to introduce and successfully market its products and services. Market acceptance and recognition generally require substantial time and effort. Management makes no assurances that the market will be penetrated as planned or, if it is, that the level of penetration will be successful in helping the Company realize a competitive advantage over others who may enter the market. There can be no assurance that any of the Company's new or proposed products and services will maintain the market acceptance.

If the company cannot raise sufficient funds, it will not succeed.

The company is offering Class C Units in the amount of up to $1,069,996.80 in this offering, with a Target Offering Amount of $300,000. Even if the maximum amount is raised, the company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the company itself or to the broader economy, it may not survive. If the company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Any valuation at this stage is difficult to assess.

The valuation for the offering was established by the company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Risks Related to the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from registration under applicable federal and state securities laws. Investors, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions with respect to securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

Our valuation and our offering price have been established internally and are difficult to assess.

Grain Dealers Brewery has set the price of its Class C Units at $6.40 per unit. The Offering price was not established in a competitive market. Valuations for companies at this stage are generally purely speculative. We have not generated any revenues so far. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. The issuance of additional membership interests (wither including profit sharing interests), or other convertible securities may dilute the value of your holdings.

You should not invest if you disagree with this valuation. See "Dilution" for more information.

The company's management has discretion as to use of proceeds.

The net proceeds from this offering will be used for the purposes described under "Use of Proceeds." The company reserves the right to use the funds obtained from this offering for other similar purposes not presently contemplated which it deems to be in the best interests of the company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this offering. Investors for the Class C Units hereby will be entrusting their funds to the company's management, upon whose judgment and discretion the investors must depend. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline. The Company has the right to end the Offering early.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used

as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early. If the Offering reaches its Target Amount after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to the Investor 5 business days' prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and our Operating Agreement imposes additional transfer restrictions on the Units. We also have certain rights to repurchase the Units upon the occurrence of certain disqualification events. Each Investor should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. In addition, all of our equity securities are subject to additional transfer restrictions, drag-along provisions and rights of first refusal benefiting the Company (and its assignees) set forth in the Company's Operating Agreement.

In addition, we have the right to repurchase your Units in the event that you (i) have an interest, direct or indirect, in any wholesale or retail business venture that is licensed or regulated by the ABC Commission, whether by stock or equity ownership, interlocking directors, mortgage or lien on assets, or otherwise, or (ii) have ownership of any real or personal property used by or leased to any such wholesale or retail business venture, or (iii) have any other interest, direct or indirect, in any such wholesale or retail business venture by any other means, including loans, personal guarantees or other extensions of credit thereto, or (iv) are subject to any other ownership prohibitions or disqualifications established by Federal or North Carolina law or regulation; or (v) if requested by the Company, you fail to timely and expeditiously complete any applications, questionnaires or to provide any documentation or information that may be required in connection with Company's efforts to obtain or maintain Federal or North Carolina alcoholic beverage licenses, permits, certificates, exemptions or other approvals; or (vi) your ownership or holding of any Ownership Interest in the Company would cause any legal or regulatory risk, exposure or liability, whether actual or potential, for the Company related to its ability to engage in any alcoholic beverage related business activities or to obtain or maintain the necessary licenses or permits to conduct its business. If any such buyout events occur, the Company (or its assignees) will have the right to buy your Ownership Interest at the lesser of either (i) the original purchase price paid for such securities; or (ii) the fair market value of the Company (as determined in good faith by the Managers). Company will have the sole and absolute discretion to determine whether or not a disqualification and buyout event exists to allow for its exercise of this right.

These restrictions on the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

A majority of the Company is owned by our two founders, who also serve as our managers.

Prior to the Offering the Company's founders beneficially own 100% of the Class A Units, which equals almost 100% of the Company. The two founders hold both of the Manager positions and can only be removed, with or without cause, by a vote of a majority of the outstanding Class A Units. Our Operating Agreement gives significant control of the business to the Managers, and thus significantly limits Company actions that must be submitted to members for approval. Subject to any fiduciary duties owed to our other owners or investors under North Carolina law, these owners will be able to exercise significant influence over matters requiring manager or owner approval, including the election of managers, removal of the two founders as Managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. The founders may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management proposals that are subject to owner approval.

We have founder debt that may be repaid from proceeds of the offering.

We have a $20,000 line of credit with our founder, Wesley Johnson, which has a maturity date of March 31, 2024. As of March 23, 2022 there was approximately $10,236.95 in principal amount outstanding (excluding accrued interest). The Company expects to take out additional advances under this arrangement to cover Offering expenses. The Company plans to use a portion of the proceeds from this Offering to repay this loan. However, the holder of the loan can convert all principal and accrued interest into Class A Units of the Company at fair market value of such shares at any time. If the loan is converted at the same valuation of this Offering (with a $6.40 per unit FMV), then the Company could issue up to 3,125 additional Class A Units (plus additional units to cover accrued interest to the date of the conversion) assuming the maximum amount of the extended line of credit is outstanding. Repayment of this loan would remove cash from the company to fund operations. Conversion of the loan would be dilutive to Interest Owners, including Investors in this Offering.

The Securities will be equity interests in the Company and will not constitute indebtedness.

The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments with respect to the Securities and distributions are payable only if, when and as determined by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial circumstances, and other factors.

Insufficient Distributions for Tax Purposes

The Company will be taxed as a partnership. Income and gains will be passed through to the Company members on the basis of their allocable interests and should also be reported on each Company member's tax return. Thus, Company members will be taxed on their allocable share of Company income and gain, regardless of the amount, if any, of cash that is distributed to the Company members. Although the Company expects that the Company will make distributions to the Company members from time to time, there can be no assurance that the amount distributed will be sufficient to cover the income taxes to be paid by a Company member on the Company member's share of Company income and gain.

Limitation of Managers' Liability

The Company's Operating Agreement provides that the Managers and the Company Officials will not be liable to

the Company or an Investor for any action taken, or failure to act, on behalf of the Company in connection with the business of the Company, provided such action or failure to take action was taken or not taken in good faith reliance on the provisions of the Operating Agreement and did not constitute fraud, bad faith, gross negligence, misappropriation, willful misconduct or material breach or knowing violation of the Operating Agreement. Therefore, you may have a more limited right of action against the Managers and Company Officials than would be available if these provisions were not contained in the Company's Operating Agreement.

Purchasers Will Not Participate in Management

Our Managers have full responsibility for managing our Company. You will not be entitled to participate in the management or operation of the Company or in the conduct of its business. You may not vote your Securities in the election of the Company's Managers. Please consult the Operating Agreement for more details.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by North Carolina law. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including holders of Class A Units, who because they are Managers, have access to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Your ownership may be significantly diluted as a consequence of subsequent financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has entered into a $20,000 line of credit with its Founder, which is convertible at the option of the holder, into Class A units of the Company. Conversion of any outstanding principal or accrued interest into additional equity securities of the Company would further dilute the Units owned by the holders of the Securities.

Future fundraising may affect the rights of investors.

In order to expand, the company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their own attorney and business advisor prior to making any investment decision.

Income Tax Risks

Each prospective investor is urged to consult with its own representatives, including its own tax and legal advisors, with respect to the federal (as well as state and local) income tax consequences of this investment before purchasing any of the Securities. Certain prospective investors, such as organizations which are exempt from federal income taxes, may be subject to federal and state laws, rules and regulations which may prohibit or adversely affect their investment in the Company. We are not offering you any tax advice upon which you may rely.

Audit by Internal Revenue Service

Information tax returns filed by the Company are subject to audit by the Internal Revenue Service. An audit of the Company's tax return may lead to adjustments to such return which would require an adjustment to each investor's personal federal income tax return. Such adjustments can result in reducing the taxable loss or increasing the taxable income allocable to investors from the amounts reported on the Company's tax return. In addition, any such audit may lead to an audit of an investor's individual income tax return, which may lead to adjustments other than those related to the investments in the Securities offered hereby.

Risks Related to COVID-19

The company's results of operations may be negatively impacted by the coronavirus outbreak.

The continued spread of COVID-19 has led to severe disruption and volatility in the global capital markets, which could increase the company's cost of capital and adversely affect its ability to access the capital markets in the future. It is possible that the continued spread of COVID-19 could cause a further economic slowdown or recession or cause other unpredictable events, each of which could adversely affect the company's business, results of operations, or financial condition. The extent to which COVID-19 affects the company's financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and the company's business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally.

Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect the company's business.

The company's business could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of COVID-19. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could adversely affect the value of the Securities and the financial condition of the company's investors or prospective investors, resulting in reduced demand for the Securities generally. Further, such risks could result in persons avoiding appearing at in-person health care appointments. "Shelter-in-place" or other such orders by governmental entities could also disrupt the company's operations, if those employees of the company who cannot perform their duties from home are unable to report to work.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO

HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Grain Dealers Brewery, LLC intends to apply for certain Federal and North Carolina commercial and retail alcoholic beverage licenses and permits required to operate as a brewery and, as allowed by applicable law and regulations, as a restaurant & event venue. Following issuance of any required licenses, permits and governmental authorizations, Grain Dealers Brewery, LLC intends to operate a brewery and own and maintain an on-site restaurant and entertainment venue. Grain Dealers Brewery, LLC may hire general managers and/or third party contractors to manage and oversee the day-to-day operations of its on-site restaurant and entertainment venue. Certain of these intended business operations may require Grain Dealers Brewery, LLC to pursue and obtain authorizations and exemptions from the ABC Commission, which are granted on a case-by-case basis, and are never guaranteed to be awarded. In the event Grain Dealers Brewery, LLC is not able to obtain the required licenses, permits, certificates, exemptions and other governmental approvals to operate its business as intended and described herein, its business strategy and planned operations may shift and change accordingly. Grain Dealers Brewery, LLC was formed as a North Carolina limited liability company on May 9, 2019.

Our Products and Services

We're creating the city of Dunn's first and only craft brewery with an adjoining restaurant space and entertainment venue. It will serve a previously untapped market and build a foundation for future economic development in our town. Along with our rotating taps with handcrafted brews, we plan to utilize our restaurant space to offer a broad menu stocked full of favorite local dishes. To round out the experience, our brewery and restaurant space will enclose a spacious courtyard where we plan to provide yard games and open-air seating. The courtyard is just the beginning of the entertainment though. We plan to build out a full concert stage and seating area to host live entertainment from all over. We anticipate this additional space will entertain guests and attract travelers in addition to providing additional revenue streams via ticket sales and venue rental.

Milestones and Timeline

We anticipate beginning this process upon receiving approximately $300,000 in funding, either through this offering, private placements, or other funding. From there we will purchase the building and begin with the primary renovations to the exterior walls and roof. This will take a couple of months followed closely by work on the electrical and plumbing components of the restaurant building. These aspects will allow us to meet Phase 1 requirements of offering the site as a venue rental. From there we will begin work on expanding the kitchen so that the building can be used for our restaurant space (Phase 2). After these goals have been met we will then proceed with building the new brewery building and venue space (Phase 3). The speed at which these phases are completed will be dependent on the rate and amount of fundraising achieved. It is the goal that all three phases will be completed within 1 to 2 years.

Competition

There is currently one taproom in Dunn and another microbrewery set to open soon as well. The closest brewery operation at the time we opened our raise is in Benson but the nearest brewery restaurant is 21 miles away in Fayetteville. We will be competing with these parties on the brewery and alcohol sales. The restaurant style and size will be unique to this area of Harnett County with the venue / stage offering additional unique features not commonly available. The venue rental will be unique relative to others in the area due to its size and unique character space.

Customer Base

There are approximately 52,000 people living within 10 miles of our site with 58,000 people passing by on Interstate 95 daily. Three target demographics: beer drinkers, entertainment seekers, and diners.

Supply Chain

Purchasing necessary brewing components from the many established suppliers in the state.
Hops & Barley inputs for beer, traditional food components for restaurant operation as indirect supply chain.

Intellectual Property

We do not currently own any intellectual property.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change. These laws and regulations include, but are not limited to, Chapter 18B of the North Carolina General Statutes, 14B NCAC 15A .0101 *et seq*. of the North Carolina Administrative Code, Title 26 of the United States Code, Title 27 of the United States Code, and 27 C.F.R. § 1.1 *et seq*.

Litigation

None.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount ($300K) Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount (~$1.07M) Raised
Intermediary Fees	7%	$21,000	7%	$74,900
Purchase & basic fitout	83.3%	250,000	23.4%	250,000
HVAC			18.7%	200,000
Brewery Building			9.3%	100,000
Additional Upfit			21%	225,000
Operating Expenses & contingencies	9.7%	29,000	20.6%	220,096.80
Total	**100%**	**$300,000**	**100%**	**$1,069,996.80**

Set forth below are detailed description of how we intend to use the net proceeds of this Offering for any category in excess of 10% in the table above.

Purchase and Basic Fitout – Purchase of the property which includes approximately 1.37 acres of land with a 9,000 square foot historic warehouse building. The initial work will revolve around repairing wall structures and the roof to ensure a secure, weather tight shell. From here there will need to be work to provide basic power, light, and bathroom facilities to the building.

HVAC – The size and nature of the building will require a large HVAC system that will need to be located adjacent to the building in such a way as to limit its impact on the proposed separate brewery building as well as the proposed courtyard and stage space. This aspect of the buildout is separate as the building can be use during part of the year will less substantial heating & cooling requirements.

Additional Upfit – Additional upfit will be associated with the construction of a more robust parking area, a courtyard, and a outdoor performance stage. Additionally, the construction of a separate brewery building to house the brewing equipment will occur in a separate phase from the renovation of the historic building as the venue phase of the venture comes prior to the brewery phase.

Operating Expenses & contingencies – Standard operating expenses like insurance, staffing, permits, fees, marketing and legal expenses will all need to be covered. Some of these expenses have already been paid through the $20,000 line of credit established with the CEO of which as of March 23, 2022 approximately $10,236.95 has been used and will need to be repaid and will be paid out of offering proceeds if we reach the minimum offering amount.

General Overview:

- *If we raise the minimum amount, we'll use the funds to purchase the property and building then complete basic renovations) to create the venue.*
- *If we raise over $750K, we expect to be able to open & operate the brewery along with the venue.*
- *If we raise over $1M, we believe we will be able to operate all three main revenue sources: venue, brewery, and restaurant.*

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

MANAGERS AND COMPANY OFFICIALS

The officers and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Wesley Johnson	President and CEO	Business consultant through TEcHonfidence since 2014 & environmental consultant through Wetland Solutions since 2017	Masters of Commercialization and Entrepreneurship, Masters of Environmental Management both from University of Auckland in New Zealand
Jerry Lee Honeycutt, II	Chief Financial Officer, Secretary and Treasurer	Insurance Agency Owner & Operator through H4 Insurance Services, Agent Alliance Group, & Cornerstone Employee Benefits	Bachelors Degree in Parks, Recreation and Leisure studies from University of Mount Olive

Wesley Johnson: Versed in commercialization and focused on community development, I strive to tie together modern digital tools with a range of business models. I was born and raised in Dunn to a family that's been in the area for over 300 years and includes direct lineage to one of the original entrepreneurs & ministers in Dunn. I attended the North Carolina School of Science & Mathematics, went on to Wake Forest University, and ultimately ended up in New Zealand where I received two Masters degrees. One of those degrees is a Masters of Commercialization & Entrepreneurship. During my time in NZ, I ended up working for Callaghan Innovation which is a pseudo-government agency tasked with developing innovative businesses. These experiences culminated in my current 'multipreneur' status which includes several businesses that I'm partner to but all revolve around the economic development of the greater Dunn area.

Lee Honeycutt is a Dunn native with strong business and personal ties to the community including surrounding counties. His entrepreneurial ventures into the world of insurance along with his philanthropic efforts through the Dunn Shriners have connected him to a wide range of people in the local and regional markets.

Wesley Johnson and Lee Honeycutt are also the Managers of the Company and are both currently part-time with the Company.

Employees

The Company currently has no employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company's authorized securities consist of Class A Units, Class B Units and Class C Units. There is no cap on the number of authorized units of each class with the exception of Class B which can never exceed 15% of the Total Issued & Outstanding Company units (Class A Units + Class B Units + Class C Units).

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Class A Units
Amount Authorized	unlimited
Amount Outstanding	500,000
Voting Rights	1 vote per Unit
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	See below
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	99.75 %
Rights to Distributions	Distributions made to the Interest Owners (as approved by Managers) in the following order of priority: (1) first, eighty percent (80%) to the Interest Owners who hold Class C Units in proportion to their Ownership Interests and twenty percent (20%) to the Interest Owners who hold Class A Units and Class B Units in proportion to their respective Ownership Interests until the Net Capital Contributions of all holders of Class C Units have been reduced to zero; and (2) second, to the Interest Owners in proportion to the Interest Owners' Ownership Interests.
Transfer Restrictions	Restricted Securities under Securities Act Operating Agreement transfer restrictions Operating Agreement drag-along provisions Operating Agreement rights of first refusal benefiting company Special provisions applicable under Subscription Agreement
Company Rights of Repurchase	Operating Agreement for Federal and North Carolina alcoholic beverage permitting disqualification events which trigger repurchase rights.

Type	Class B Units (profits units)
Amount Authorized	no more than 15% of total Units outstanding
Amount Outstanding	1,250
Voting Rights	1 vote per unit
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	See below
Profits Units	Class B Units are "profits interests" under the Internal Revenue Code. See the section "THE OFFERING AND THE SECURITIES" herein and within that section "Class B Units as Profits Interests" below.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.25%
Rights to Distributions	Distributions made to the Interest Owners (as approved by Managers) in the following order of priority: (1) first, eighty percent (80%) to the Interest Owners who hold Class C Units in proportion to their Ownership Interests and twenty percent (20%) to the Interest Owners who hold Class A Units and Class B Units in proportion to their respective Ownership Interests until the Net Capital Contributions of all holders of Class C Units have been reduced to zero; and (2) second, to the Interest Owners in proportion to the Interest Owners' Ownership Interests.
Transfer Restrictions	Restricted Securities under Securities Act Operating Agreement transfer restrictions Operating Agreement drag-along provisions Operating Agreement rights of first refusal benefiting company Special provisions applicable under Subscription Agreement or Award Agreement
Company Rights of Repurchase	Operating Agreement for Federal and North Carolina alcoholic beverage permitting disqualification events which trigger repurchase rights.

Type	Class C Units*
Amount Authorized	unlimited
Amount Outstanding	0
Voting Rights	1 vote per unit
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	See below
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0%
Rights to Distributions	Distributions made to the Interest Owners (as approved by Managers) in the following order of priority: (1) first, eighty percent (80%) to the Interest Owners who hold Class C Units in proportion to their Ownership Interests and twenty percent (20%) to the Interest Owners who hold Class A Units and Class B Units in proportion to their respective Ownership Interests until the Net Capital Contributions of all holders of Class C Units have been reduced to zero; and (2) second, to the Interest Owners in proportion to the Interest Owners' Ownership Interests.
Transfer Restrictions	Restricted Securities under Securities Act Operating Agreement transfer restrictions Operating Agreement drag-along provisions Operating Agreement rights of first refusal benefiting company Special provisions applicable under Subscription Agreement
Company Rights of Repurchase	Subscription and Operating Agreement for Federal and North Carolina alcoholic beverage permitting disqualification events which trigger repurchase rights.

* Securities subject to the Offering.

At the closing of this Offering, assuming only the Target Offering Amount is sold, 500,000 Class A units, 1,250 Class B units and 46,875 Class C Units will be issued and outstanding.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Company has the following additional securities outstanding:

Type	Amended and Restated Revolving Promissory Note
Maximum Amount of Line of Credit	$20,000 maximum principal amount
Advances and Dates of Advances	$1,000 [March 14, 2022] $2,500 [March 9, 2022] $6 [March 2, 2022] $3,388 [March 1, 2022] $29.95 [February 17, 2022] $1,000 [February 7, 2022] $100 [February 3, 2022] $6 [February 1, 2022] $1,705 [January 27, 2022] $496 [January 4, 2022] $6 [January 2, 2022] The company expects to take out additional advances during the offering to cover offering expenses
Maturity Date	March 31, 2024
Interest Rate	1% per annum or the applicable federal rate in place at the time of each advance (if lower)
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Principal and Interest convertible into Class A Units at FMV (as determined by board) at election of the holder
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	May dilute ownership holders of Securities if converted. Wil be required to be repaid at maturity.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	60.10%*
Material Information	Wesley Johnson, CEO and Manager of the Company is the Holder of this Note

* Assuming 3,125 shares of Class A Units are issued upon conversion of maximum principal amount ($20,000). This amount could vary depending on the total amount outstanding (including interest) and not repaid prior to conversion.

Outstanding Debt

As of the date of this Form C, the Company has no additional debt outstanding.

Ownership

The table below lists the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership
Wesley Johnson	300,000 Class A Units*	59.85%
Lee Honeycutt	200,000 Class A Units	39.90%

*Excluded Class A Units that may be issued upon conversion of the outstanding note. If the full $20,000 (of principal without accounting of interest) was converted at the same price as the units being offered hereby, Wesley Johnson would own approximately 303,125 Class A Units, or approximately 60.10% of the Company (without giving effect to the issuance of units in this offering).

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Grain Dealers Brewery, LLC (the "**Company**") was incorporated on May 9, 2019 under the laws of the State of North Carolina, and is headquartered in Dunn, North Carolina.

The issuer does not have any revenue or costs of good to date as the building has not been put in use. Expenses to date have primarily included legal & professional and advertising & marketing in 2021 in the amounts of $9,201 and $1,839 respectively. Historical performance of the issuer has been primarily limited to organizational and project setup expenses and, as such, historic performance is not representative of expected future performance once the property is in use and the company is open to serve customers, producing revenue and associated operating expenses.

The reviewed financials display balance sheet activities for 2020 and 2021 of Owner's Investment of $293 and $11,267 respectively.

The purchase and buildout of the property in addition to the initial operating needs of the business is anticipated to require at least $1.07 million of capital, as detailed in the *Use of Proceeds*. Investor Class C Units, targeted to be raised by the Company through Regulation Crowdfunding will be a material source of capital. Another source of capital to be used in conjunction with the capital raised through Reg CF is a bank loan collateralized by the property.

Financial milestones of the project include:

- Obtain capital from Regulation Crowdfunding campaign to acquire the property and complete the basic fit-out of the property required to get it in use.
- Secure bank financing to the extent needed based on gap between anticipated costs and Reg CF capital raised.
- Complete the renovations and open the brewery and events space

Cash and Cash Equivalents

As of March 7, 2022 the Company had an aggregate of $0 in cash and cash equivalents.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

The Company has engaged with their bank in regards to potential future access to additional outside sources of capital but those would rely in part on the initial proceeds from the Offerings.

The issuer believes that raising the maximum amount of $1.07 million from this Regulation Crowdfunding raise would be sufficient capital to complete the acquisition, redevelopment, and opening of the business along with the initial operating expenses to achieve sustainable profitability. If achieved, the profitability of the business would represent the anticipated capital to support future needs of the business, though there may be unanticipated reasons in the future to raise more money.

Any amount less than the maximum of this offering would require bank financing to fulfill the current three phases of the business plan. These include the following:

Phase 1
Renovate the building walls & roof while adding basic plumbing & electrical components. We'll also establish the parking lots and traffic flow. These components allow the space to be used as a rentable venue.

Phase 2
After Phase 1, We'll develop the fully functioning commercial kitchen space. This will include firewall, refrigeration, and equipment installation with tie-ins to water, electric, and gas components.

Phase 3
Phase 3 builds on the first 2 phases with the completion of the brewery building and all of its brewing equipment. This phase will also establish the entertainment space including our Silos Stage and Concert Seating area.

The Company anticipates these funds being spent over the course of the next 15-18 months for site acquisition (Aug '22), construction (beginning Sep '22), completing construction (Feb '23), hiring and marketing (beginning Oct '22), and early operations (beginning May '23).

Capital Expenditures and Other Obligations

The Company does intend to make several material capital expenditures in the near future including the purchase of real estate, the construction of buildings, and the acquisition of relevant operational equipment.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see **Exhibit A** for subsequent events and applicable disclosures in the Company's financial statements.

In addition, the company entered into a $20,000 line of credit with its founder, CEO and manager, which incurs interest at 1% (or the lowest applicable rate) for each advance thereunder and has a maturity date of March 31, 2024. As of March 23, 2022 there was approximately $10,236.95 in principal amount outstanding (excluding accrued interest). The company expects to take out additional advances under this arrangement to cover offering expenses. The company plans to use a portion of the proceeds from this offering to repay this loan. See "Uses of Proceeds."

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Issued	Amount of Securities Sold	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Class A Units	500,000	$1,000	General Operations	January 1, 2021	Section 4(a)(2)
Class B Units	1,250	$0	N/A	March 24, 2022	Rule 701
Line of Credit* Subsequently amended and restated as of March 28, 2022	Up to $20,000	Up to $20,000	General Operations	March 14, 2022	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty (20%) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction, whether historical or contemplated, where the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) and the counter party is either (i) Any director or officer of the issuer; (ii) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: None.

THE OFFERING AND THE SECURITIES

The Offering

The Company is attempting to raise a minimum amount of $300,000 (the "**Target Offering Amount**"), and is offering up to $1,069,996.80 (the "**Maximum Offering Amount**") of Class C Units of the company (the "**Units**", or "**Class C Units**" or "**Securities**") under Regulation CF (this "**Offering**"). The Company must receive commitments from Investors in an amount totaling or exceeding the Target Offering Amount by June 30, 2022 (the "**Offering Deadline**") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Target Offering Amount by the Offering Deadline, no Securities will be sold in the Offering, all investment commitments will be cancelled and all committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $480, which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by Vicinity LLC (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with North Capital Private Securities until the Target Offering Amount is reached. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline using the cancellation mechanism provided by the Intermediary.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Target Offering Amount and will provide notice of such closing to the Investors. If any material change (other than reaching the Target Offering Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for his or her investment. Any Investor funds received after the initial closing will be released to the Company upon a subsequent closing and the Investor will receive Securities via book entry in exchange for his or her investment as soon as practicable thereafter.

Once the Offering has remained open for at least 21 days, and the Minimum Offering Amount is reached prior to the Offering Deadline, on such date or such earlier time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, provided that all Investors will receive notice of the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before the new offering deadline.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Subscription agreements are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Investor's funds will be returned without interest or deduction.

North Capital Private Securities **THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING**

OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities Being Offered and Rights of Securities of the Company

We request that you please review our organizational documents in conjunction with the following summary information. Capitalized terms that are not otherwise defined have the meanings set forth in the Operating Agreement.

At the initial closing of this Offering (if the minimum amount is sold), we will have 46,875 Units outstanding.

Distributions

The Company may make distribution of profits to the holders of the Securities or "Ownership Interests." The Company's Managers determine when and how distributions are made. All distributions of Distributable Operating Cash and/or of Capital Proceeds (including Change of Control Proceeds) shall be made to the Interest Owners in the following order of priority:

(1) first, eighty percent (80%) to the Interest Owners who hold Class C Units in proportion to their Ownership Interests and twenty percent (20%) to the Interest Owners who hold Class A Units and Class B Units in proportion to their respective Ownership Interests until the Net Capital Contributions of all holders of Class C Units have been reduced to zero; and

(2) Second, to the Interest Owners in proportion to the Interest Owners' Ownership Interests.

To the extent unobligated funds of the Company are available, the Managers shall use their best efforts to cause the Company to make cash distributions to each Interest Owner in an amount which, when taken together with other cash distributions made to such Interest Owner, would be sufficient to pay such person's anticipated U.S. federal and state income taxes on the Company's taxable income allocated to such Interest Owner assuming in each case that such Interest Owner is taxed at the highest applicable federal and NC rate for individuals.

Allocations

To determine how the economic gains and losses of the Company will be shared, the Operating Agreement allocates net income or loss to each Member's Capital Account. Net income or loss includes all gains and losses, plus all other Company items of income (such as interest) and less all Company expenses. Generally, net income and net loss for each year will be allocated to the Members in a manner consistent with the manner in which distributions will be made to the Members.

Class B Units as Profits Interests

The Company intends to issue Class B Units to employees, consultants, independent contractors, service providers and strategic partners of the Company and any subsidiaries of the Company in exchange for services provided by such persons. Class B Units are "profits interests" under the Internal Revenue Code. Because the Class B Units are profits interests, holders of Class B Units are not entitled to receive any distributions of Company cash or other assets to the extent that such distributions are derived from the capital or profits of the Company that existed or were earned prior to the date the Class B Units were issued. For example, a holder of Class B Units issued after the date of this offering is not entitled to receive a distribution of cash the source of which is the capital received by the Company in this Offering. Further, if, at some time in the future, the assets of the Company are sold and the net proceeds of such sale are distributed to the Interest Owners, holders of Class B Units who received Class B Units when the Company's assets had the same value the Company received for its assets in such sale will not be entitled to receive as a distribution any portion of the net proceeds generated from such sale. If, however, the Company earns a profit from its operations after the date of issuance of certain Class B Units, the holder of such Class B Units would be entitled to receive its share of distributions made by the Company which are derived from such profits. Similarly, if the assets of the Company appreciate in value after the date of issuance of certain Class B Units, the holder of such Class B Units will be entitled to receive distributions of the net proceeds derived from the sale of such appreciated assets but only with

respect to the portion of such distributions derived from the appreciation that occurred after the date of issuance of such Class B Units.

Capital Contributions

The holders of Ownership Interests are not required to make additional capital contributions following the Offering to the Company with the exception of if the scenario occurs as referenced in the section titled "RISK FACTORS" herein and within that section "Interest Owners could be subject to alcohol taxes and penalties for non-compliance by management."

Withdrawal

An Interest Owner is not permitted to withdraw any of its capital contributions to the Company and the Company is not required to make payments to a holder of Ownership Interests upon such holder's withdrawal from the Company.

Voting and Control

Except as specifically reserved to the Members, the Managers have all power and authority to manage, and direct the management of, the business and affairs of the Company. Approval by or action taken by a majority of the Managers in accordance with the Operating Agreement constitutes approval of action by the Company and is binding on its Members.

No Member, in its capacity as such, shall participate in the operation or management of the business of the Company, transact any business in the Company's name or have the power to sign documents for or otherwise bind the Company by reason of being a Member.

Except with respect to amendments to the Operating Agreement that may alter an individual's or group of holders' rights in a manner that is disproportionally adverse, the Operating Agreement requires the approval of a Majority in Interest of the Members (including holders of Class A Units, Class B Units and Class C Units) voting as group, not separately as a class to:

- amend or modify the Operating Agreement,
- enter into any contracts or agreements between the Company and the Managers (or their affiliates) or determine compensation of the Managers and their affiliates (other than payment of reasonable compensation to the Managers for their provision of day-to-day services on behalf of the Company for services unrelated to their duties and responsibilities as Managers);
- dissolve the Company or approve any change of control of the Company.

In addition, a majority in interest of the Class A holders (without the vote of any other Members) may remove any Managers for cause or without cause and may fix the number of Managers (but not if it shall have the effect of shortening the term of any incumbent Manager).

Any action taken by any referenced group of Members shall be effective and valid if taken or approved by Members who own more than fifty percent (50%) of the Ownership Interests owned by all of such referenced group of Members.

The Company does not have any voting agreements in place.

Other than the Operating Agreement, the Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred:

1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, or 3) as part of an Offering registered with the SEC

In addition, to transfer your Units, you must comply with the transfer restrictions outlined in your subscription agreement and the transfer restrictions in the Operating Agreement. The Operating Agreement prohibits transfers without the Company's consent except with respect to transfers to certain permitted transferees as defined in the Operating Agreement. In the event you wish to transfer your Units to anyone other than a permitted transferee or without the Company's consent, you must (1) provide the Company (and/or its assignee) a right to purchase all but not less than all of the Units you wish to transfer, (2) comply with any additional restrictions set forth in your subscription agreement and (3) conduct the transfer in a manner that is compliant with applicable securities laws. Any person receiving Units in the Company as a result of such transfer must sign a joinder and become party to the operating agreement.

Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

You will be required to represent and warrant that you (i) do not have an interest, direct or indirect, in any wholesale or retail business venture that is licensed or regulated by the ABC Commission, whether by stock or equity ownership, interlocking directors, mortgage or lien on assets, or otherwise, and (ii) do not have ownership of any real or personal property used by or leased to any such wholesale or retail business venture, and (iii) do not have any other interest, direct or indirect, in any such wholesale or retail business venture by any other means, including loans, personal guarantees or other extensions of credit thereto, and (iv) are not subject to any other ownership prohibitions or disqualifications established by Federal or North Carolina law or regulation, including but not limited to the disqualifications stated in N.C. Gen. Stat. § 18B-900. Furthermore, you will covenant, if requested by the Company, to timely and expeditiously complete any applications, questionnaires and to provide any documentation or information that may be required in connection with Company's efforts to obtain Federal or North Carolina alcoholic beverage licenses, permits, certificates, exemptions or other approvals. You will also covenant and consent to provide all personal information required to obtain or maintain such licenses, permits, certificates, exemptions and approvals. In addition, you must agree that if your ownership or holding of any Ownership Interest in the Company would cause any legal or regulatory risk, exposure or liability, whether actual or potential, for the Company related to its ability to engage in any alcoholic beverage related business activities or to obtain or maintain the necessary licenses or permits to conduct its business, the Company (or its assignees) will have the right to buy your Ownership Interest at the lesser of either (i) the original purchase price paid for such securities; or (ii) the fair market value of the Company (as determined in good faith by the Managers). Company will have the sole and absolute discretion to determine whether or not a disqualification and buyout event exists to allow for its exercise of this right. Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Lastly, all equity securities are subject to certain drag-along provisions set forth in the Company's Operating Agreement which limit a minority holder from voting against the event of a change in control of the Company meeting the conditions of the drag-along provisions. Your rights to receive future securities issued as consideration in such transaction (in lieu of cash) may be limited in the event the Company determines that such issuance contravenes applicable securities laws.

Irrevocable Proxy; Reorganization into to SPV or CF SPV.

In the event the Managers determine in good faith that it is advisable for the Company to utilize a special-purpose vehicle or other entity designed to aggregate the interests of holders of Securities issued pursuant to Regulation CF (a "CF SPV") in the future, Class C Unit holders hereby consent to such reorganization and the issuance of interests in such CF SPV in exchange for the Securities and agree to take any and all actions determined by the Managers in good faith to be advisable to consummate such reorganization.

Line of Credit

In March 2022, the company entered into a $20,000 line of credit, which incurs interest at 1% (or the lowest applicable rate) for each advance thereunder and had a maturity date of March 14, 2024. This original noted was amended and restated effective as of March 28, 2022 to document certain advances that had been made prior to the original date of issuance and to adjust the maturity date to March 31, 2024. As of March 23, 2022 there was approximately $10,236.95 in principal amount outstanding (excluding accrued interest). The company expects to take out additional advances under this arrangement to cover offering expenses. The company plans to use a portion of the proceeds from this offering to repay this loan. However, the holder of the loan can convert all principal and accrued interest into Class A Units of the Company at fair market value of such shares at any time. If the loan is converted at the same valuation of this offering (with a $6.40 per unit FMV), then the company could issue up to 3,125 additional Class A Units (plus additional units to cover accrued interest to the date of the conversion) assuming the maximum amount of the extended line of credit is outstanding. Repayment of this loan would remove cash from the company to fund operations. Conversion of the loan would be dilutive to Interest Owners, including investors in this Offering.

What it Means to be a Minority Holder

As an investor in Class C Units of the company, you will have limited rights to control the corporate actions of the company, including additional issuances of securities, company repurchases of securities.

Transfer Agent

The company will act as transfer agent and registrar for the Securities.

The Units will be issued in book-entry, uncertificated form.

DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional ownership interests or units. In other words, when the company issues more units, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of units outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees receiving profits interests, or by conversion of certain instruments (e.g., convertible bonds, preferred units or warrants) into stock.

If the company decides to issue more units, an investor could experience value dilution, with each unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per unit (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more units in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2022 Jane invests $20,000 for units that represent 2% of a company valued at $1 million.
- In December the company is doing very well and sells $5 million in units to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2023 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes or SAFEs into units. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more units than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more units for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more units for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each unit to hold a certain amount of value, it's important to realize how the value of those units can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per unit.

Valuation

As discussed in "Dilution" above, the valuation of the company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its securities to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their units than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your units than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of seven percent (7%) of the amount raised in the Offering to the Intermediary.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other

matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

EXHIBIT A

Financial Statements

GRAIN DEALERS BREWERY, LLC

Unaudited Financial Statements For The Years Ended December 31, 2021 and 2020

Jason M. Tyra CPA PLLC

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Grain Dealers Brewery, LLC
Dunn, NC.

We have reviewed the accompanying financial statements of Grain Dealers Brewery, LLC (a limited liability company), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of income, changes in shareholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
March 1, 2022

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

GRAIN DEALERS BREWERY, LLC
BALANCE SHEET
DECEMBER 31, 2021 and 2020

	2021	2020
ASSETS		
CURRENT ASSETS		
Cash	$ -	$ -
TOTAL CURRENT ASSETS	-	-
TOTAL ASSETS	-	-
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable		
TOTAL CURRENT LIABILITIES	-	-
TOTAL LIABILITIES	-	-
MEMBERS' EQUITY		
Owner's Investment	11,267	293
Retained Deficit	(11,267)	(293)
TOTAL MEMBERS' EQUITY	-	-
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ -	$ -

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

GRAIN DEALERS BREWERY, LLC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2021 and 2020

	2021	2020
Operating Expense		
Legal & Professional	9,201	-
Advertising & Marketing	1,839	90
General & Administrative	24	-
	11,064	90
Net Loss from Operations	(11,064)	(90)
Other Expense		
Taxes	(203)	(203)
Net Loss	$ (11,267)	$ (293)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

GRAIN DEALERS BREWERY, LLC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2021 and 2020

	2021	2020
Cash Flows From Operating Activities		
Net Loss For The Period	$ (11,267)	$ (293)
Net Cash Flows From Operating Activities	(11,267)	(293)
Cash Flows From Financing Activities		
Increase in Owner's Contributions	11,267	293
Net Cash Flows From Investing Activities	11,267	293
Cash at Beginning of Period	-	-
Net Increase (Decrease) In Cash	-	-
Cash at End of Period	$ -	$ -

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

GRAIN DEALERS BREWERY, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2021 and 2020

	Owner's Investment	Retained Earnings	Total Members' Equity
Balance at December 31, 2019	$ -	$ -	$ -
Increase in Contributions	293		293
Net Loss		(293)	(293)
Balance at December 31, 2020	$ 293	$ (293)	$ -
Increase in Contributions	11,267		11,267
Net Loss		(11,267)	(11,267)
Balance at December 31, 2021	$ 11,267	$ (11,267)	$ -

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Grain Dealers Brewery, LLC ("the Company") is a corporation organized under the laws of North Carolina. The Company operates as building a brewery that will host a restaurant, lease venue space for special events and rental space.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

Significant Risks and Uncertainties

The Company is subject to customary risks but not limited to, the need for dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

The Company currently has no developed products for commercialization and there can be no assurance that the Company's research and development will be successfully commercialized. Developing and commercializing a product requires significant capital, and based on the current operating plan, the Company expects to continue to incur operating losses as well as cash outflows from operations in the near term.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain

position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a partnership in the federal jurisdiction of the United States. All items of income and expense are reported by the Company's members on their individual tax returns.

The Company is subject to franchise tax filing requirements in the State of North Carolina.

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. The Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In February 2016, the Financial Accounting Standards Board issued ASU No. 2016-02, *Leases (Topic 842),* to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet for most leases previously classified as operating leases. ASU 2016-02 is effective for fiscal years beginning after December 15, 2021. Subsequently, the FASB has issued amendments to clarify the codification or to correct unintended application of the new guidance. The new standard is required to be applied using a modified retrospective approach, with two adoption methods permissible: (1) apply the leases standard to each lease that existed at the beginning of the earliest comparative period presented in the financial statements or (2) apply the guidance to each lease that had commenced as of the beginning of the reporting period in which the entity first applies the new lease standard.

In June 2016, the FASB issued ASU No. 2016-13, *Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*. The pronouncement changes the impairment model for most financial assets and will require the use of an "expected loss" model for instruments measured at amortized cost. Under this model, entities will be required to estimate the lifetime expected credit loss on such instruments and record an allowance to offset the amortized cost basis of the financial asset, resulting in a net presentation of the amount expected to be collected on the financial asset. Subsequently, the FASB issued an amendment to clarify the implementation dates and items that fall within the scope of this pronouncement. This standard is effective beginning in the first quarter of 2020. The adoption of ASU 2016-13 is not expected to have a material effect on the Company's financial position, results of operations or cash flows.

In January 2017, the FASB issued ASU No. 2017-04, *Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment*, which simplifies the accounting for goodwill impairments by eliminating step two from the goodwill impairment test. Under this guidance, if the carrying amount of a reporting unit exceeds its estimated fair value, an impairment charge shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. This standard is effective beginning in the first quarter of 2019, with early adoption permitted. The adoption of ASU 2017-04 is not expected to have a material effect on the Company's financial statements.

In June 2018, the FASB issued ASU No. 2018-07, *Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting*, which simplifies the accounting for share-based payments granted to nonemployees for goods and services. Under the ASU, most of the

guidance on such payments to nonemployees would be aligned with the requirements for share-based payments granted to employees. As a result, most of the guidance in ASC 718 associated with employee share-based payments, including most requirements related to classification and measurement, applies to nonemployee share-based payment arrangements. This standard is effective beginning in the first quarter of 2019, with early adoption permitted. The adoption of ASU 2018-07 is not expected to have a material effect on the Company's financial statements.

NOTE C- LLC MEMBER LIABILITY

The Company is a limited-liability company. As such, the financial liability of members of the Company for the financial obligations of the Company is limited to each member's contribution of capital.

NOTE D- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE E- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before March 1, 2022, the date that the financial statements were available to be issued.

EXHIBIT B

Offering Page found on Intermediary's Portal.

Grain Dealers

Regulation Crowdfunding

01:27

Raising up to $1,070,000

Investment type: Equity stake

Min Investment: $480

Indicate Interest

(https://vicinitycapital.com/ioi-grain-dealers/)

Coming Soon!

Start date: September 24, 2021

End date: March 31, 2022

View Map

Welcome! We are collecting indications of interest for our planned capital raise through Regulation Crowdfunding. Please reference important guidance regarding Rule 206 under the Disclosures section below.

Why fund our local story

- Support the revitalization and economic resurgence of downtown Dunn, NC
- Bringing a historically pivotal building back to life
- Only Brewery + Restaurant within 20 miles
- Providing beer, food & entertainment for a self-proclaimed community-centered city

Overview

The History

A downtown with a history of growth, ripe for redevelopment

In the early 1900s, Dunn blossomed into a bustling logging town, quadrupling its population over a 20 yr period thanks to thriving logging and turpentine distilling industries. At the center of this economic boom was Dunn Lumber Company, which launched in 1900. Dunn Lumber Co. not only provided jobs for the area and revenue for the city but quite literally built the town around it with the finished lumber it manufactured out of local timber.


NEW ENTERPRISE FOR DUNN, N. C.

Dunner Lumber Co. Given a



Charter Yesterday by the Secretary of State

A new enterprise for Dunn, Harnett county, was given corporate life yesterday by the secretary of state. It was the Dunn Lumber Company, the capital of which is $125,000 authorized and $22,000 subscribed. The business specified in the articles of agreement is the manufacturing of sash, doors, blinds, mantels, window and door casings, mouldings and all kinds of building material; also general contract, building development of timber lands, etc. The incorporators are E. F. Young, M. T. Young, J. L. Hines, B. C. Hutcherson and others.

As people and businesses flocked to Dunn, more opportunity was created. While Dunn Lumber Company later closed, the plant continued in operation under Southern Lumber Company. Over the years, the building was continually part of local commerce, later used as a wagon storage site and in the 1950s was converted to a cotton gin. Today the building still stands as an icon of the prosperity it helped create for the town.

The Problem

No economic anchor for local businesses in the Dunn area

The lumber and turpentine industries faded, but the population of Dunn has steadily increased, widening the gap between demand for local businesses and the availability of them. Despite the proximity to a large transient population and the size of the location population, Dunn has been left without an anchor for its local business community.

Without this anchor, downtown is not only missing out on local and traveler spending but it's held back from attracting additional businesses to the area, creating a self-perpetuating stagnation cycle:

All the right components are in place for economic flourishing, but a "First-Mover" establishment is needed first to catalyze growth for the area.

The Solution

A welcoming brewery, restaurant & entertainment venue. A gathering place for the local community and visitors.

We're creating the city of Dunn's first and only craft brewery restaurant. It will serve a previously untapped market and build a foundation for future economic development in our town. Along with our rotating taps with handcrafted brews, we'll be dishing out a full culinary experience with a broad menu stocked full of favorite local dishes. To round out the experience, our brewery and bar will enclose a spacious courtyard full of yard games and open-air seating. The courtyard is just the beginning of the entertainment though, we're building out a full concert stage and seating area to host live entertainment from all over. This additional space will not only entertain guests and attract travelers but will offer additional revenue streams via ticket sales and venue rental.

The Beers

We've set up a survey on our website for future customers to voice their opinions on preferred beer styles and flavors. We'll develop those with the head brewer once they're hired, a process we want community involvement in as well. We plan to use local history to name some of the [illegible]

beers (prominent citizens, historical figures, etc.)

The Property

As part of our development, we plan to acquire the property the building and event space sits on. This will give everyone who invests in this campaign the unique opportunity to own real estate in Dunn. Because property ownership hasn't always been accessible to everyone here, we want to use this project to open the door and allow the entire community to become owners in their hometown.

The Market Opportunity

A beer-loving downtown "where community matters"



Located for Business, Commun
Not Secure
dunn-nc.org
north carolina
DUNN
Home
Government
Departments
Services
Resources
where community matters

Our goal is to make good on Dunn's slogan:

> **"Where community matters."**

We're giving our city and county neighbors a place to gather, eat, drink and build community.

The direct market we're serving includes the city populations of Dunn, Erwin, Coats, and Benson. Because of Dunn's central location though, we're uniquely positioned to tap into the greater areas of Harnett, Sampson, Johnston, and Cumberland counties. These populations within a 10-mile range make up roughly 52,000 people.



WAKE

In addition to the local resident market, we’re a short quarter-mile walk from downtown and our location sits near two highly trafficked thoroughfares for the state: Highway 421 and the newly renovated Interstate 95.

One of the most compelling aspects of the market is North Carolina’s proven appetite for craft beer. NC ranks 9th in the country for the number of breweries with 359. We also rank 8th in production, showing an intense and growing appetite for craft beer.

In fact, while some states shrank, North Carolina added 26 breweries in 2020 through all its challenges. Despite a statewide boom for craft beer though, Dunn residents are currently faced with a long drive to Fayetteville or Raleigh in search of a quality brewery/restaurant experience. We’re excited to include our community in the growing opportunity that craft beer has been for our state.

has been for our state.


North Carolina
Beer by the numbers
4.6 Breweries per capita
Our target market
needs 2.5 Breweries
to meet this average
(we have 0 now)
Dunn sits
21 miles
From the nearest
Brewery Restaurant
359 NC Breweries
With a $2.8B
economic impact
Ranking 9th in the country
Those breweries
produce 912,589 Barrels
of Craft Beer per Year
Ranking 8th in the country

The Space

We've got 1.37 acres to play with, plus 3.75 open acres to the north

Our Brewery, Restaurant and Event space is located at the historic Dunn Lumber Company site. This spacious location gives us a blank canvas to craft our story while restoring this former source of economic vibrance for our community.


Railroad
70'

Bar

The 1,600 sq ft space will be split: 800 sq ft for the bar & staff, plus 800 sq ft for bar seating. At 15 sq ft per person, the bar will seat over 50 patrons.

Dining Area

At 15 sq ft per person, the 5,000 sq ft dining area will comfortably accommodate at least 330 people

Kitchen

At a recommended 5 sq ft per seat, the 330 diners require at least 1,650 sq ft. Our proposed 2,100 sq ft full kitchen provides more than enough room.

Transition Areas

There will be several entry/exit areas that won't figure into usable space. These areas will create easy access points to the parking and courtyard areas.

Business Model

Our strategic approach to creating a destination attraction

Our business model is to create a destination community gathering place that serves as a platform to sell great beer, food, and experiences to both local and visiting populations. Because of the size, location, and flexibility of our space, we're able to draw from multiple revenue streams while keeping a relatively simple operation.

Four Distinct Revenue Streams

- 5% Merch Sales
- 10% Restaurant Lease
- 20% Venue & Events
- 65% Craft Beer Sales

Buildout Phases

Phase 1

Renovate the building walls & roof while adding basic plumbing & electrical components. We'll also establish the parking lots and traffic flow. These components allow the space to be used as a rentable venue.

Phase 2

After Phase 1, We'll develop the fully functioning commercial kitchen space. This will include firewall, refrigeration, and equipment installation with tie-ins to water, electric, and gas components.

Phase 3

Phase 3 builds on the first 2 phases with the completion of the brewery building and all of its brewing equipment. This phase will also establish the entertainment space including our Silos Stage and Concert Seating area.

Marketing

During our construction and after opening we will maintain our focus on engaging the community and keeping our audience up to date with all the latest happenings.

Channels we're using:

- **Digital Assets** like Facebook & a website have already been set into motion. We will use these as well as business listing to enhance visibility.
- **Digital ads** on Google & Facebook will expand our online audience with local targeting.
- **Physical ads** via newspapers, billboards & postal flyers will grab the attention of travelers & locals alike.
- **Public Relations** with videos and interviews as well as collaborations with other news/marketing sources will be used to gain visibility as quickly as possible.
- **Incentives** will be given to customers who 'like & share' content in order to expand the visibility and popularity of our brewery.

Timeline

A stable & achievable pathway to success

JUL 2022
Successfully Close VICINITY Campaign

AUG 2022
Building Purchase & Engineering Plans Submitted For Permits

SEP 2022
Major Construction Begins

OCT 2022
Hiring & Restaurant Recruitment Begins

FEB 2023
Major Construction Complete

MAR 2023
Brewing Commences


Brewing Commences
APR 2023
Construction Finalized/
Soft Opening
OPEN
MAY 2023
Grand Opening

Bonus Features

A few extra wins that will help us succeed

- We're pursuing available funding from the NC Dep. of Commerce Vacant Building Rehab Grant - which could include wall repair, roof work, HVAC installation, and electrical / plumbing work.
- There are historically appropriate building materials on-site already including timber & brick that could be used in the renovation process for the repairs, patio brick wall, and bar.
- I-95 has been recently renovated, increasing the traffic & potential customers to our location.

Investment Summary

Terms

- This offering is for an **equity stake** in the form of **LLC Membership Units** in Grain Dealers, LLC.
- Offering up to **25%** ownership in Grain Dealers, LLC.
- There will be an **80/20 split on profits** to capital vs. non-capital investors until capital has been repaid. Pro rata profit sharing after investment repayment.
- The unit(share) price is **$6.40**
- The minimum investment is **$480**
- The goal raise is up to **$1,069,996.80**

The goal raise is up to $1,069,996.80

Use of Funds Overview

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount ($300K) Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount (~$1.07M) Raised
Purchase & basic fit-out	83.3%	250,000	23.4%	250,000
HVAC			18.7%	200,000
Brewery Building			9.3%	100,000
Additional Upfit			21.0%	225,000
Operating Expenses & contingencies	9.7%	29,000	20.6%	220,096.80
Intermediary Fees	7.0%	$21,000	7.0%	$74,900
Total	**100%**	**$300,000**	**100%**	**$1,069,996.80**

Our People



Wesley Johnson, Founder, CEO

Versed in commercialization and focused on community development, I strive to tie



Lee Honeycutt, Founder, COO

Lee Honeycutt is a Dunn native with strong business and personal ties to the

together modern digital tools with a range of business mod..

Read More

community including surrounding counties. His entrepreneurial v..

Read More

Common Questions

Will you be distributing your beer outside of the brewery?

As an economic development driver, we anticipate primarily serving our beer in our venue and other local venues with no anticipated effort to expand beyond the Dunn area.

Financial Highlights

Key Assumptions

- **Beer sales** of 4 barrels per month steadily rising to 30 barrels in first year (1,000 up to 7,500 pints) at $1,000 per barrel revenue
- **Restaurant partner** acquired and lease commenced with grand opening in Oct 2022.
- **Venue rental** of 8 times in first year at $400 per rental. Rising to 80 rentals in 2022 and 100 rentals(roughly 8 per month) in 2023.

Sample Pro Forma

Revenue


$2M
$1.5M
$1M
$500K


$0
2022
2023
2024
2025
2026

Net profit by year


$750K
$500K
$250K
$0
($250K)
2022
2023
2024
2025
2026

Every investment carries risks, including the risk of losing some or all of your money. Vicinity does not predict or project performance, and the performance of any specific investment will vary.

Docs

Expanded Pro Forma Download (https://api.norcapsecurities.com/tapiv3/index.php/Stamp/PDF/R3JhaW4gRGVhbGVycw==/kxtl240921062722.pdf)

Risks

Investing carries general risks, such as losing all the money you invest. Some key risks will be listed below. Additional general and project-specific risks may be detailed here if the Regulation Crowdfunding securities offering goes live.

You can learn more about the risks of investing through Vicinity here (https://vicinitycapital.com/faq-investors/).

Disclosures

This is not currently a live securities offering.

- No money or other consideration is being solicited, and if sent in response, will not be accepted.
- No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform.

offering statement is filed and only through an intermediary's platform.

- A person's indication of interest involves no obligation or commitment of any kind.

This website, VicinityCapital.com ("site"), is managed by Vicinity, LLC ("Vicinity") and Vicinity Holdings, LLC ("Vicinity Holdings"). Vicinity is a Funding Portal (CRD# 307772) offering investments through this site under Regulation Crowdfunding ("Reg CF"). Securities offered on our site are not recommended or approved by any federal or state securities commission or regulatory authority. Vicinity does not provide any investment advice or recommendation, and does not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by the applicable issuer. Each issuer is fully responsible for its offering and all information contained therein. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Securities sold under Reg CF are speculative, illiquid, and investors can lose all of their money. By using our site, you are subject to the Terms and Conditions of Service and Privacy Policy. Thank you for using our site. If you have any questions, please contact us at help@vicinitycapital.com.

Investments in private companies are particularly risky and may result in total loss of invested capital. Past performance of a security or a company does not guarantee future results or returns. Only investors who

understand the risks and investment criteria (https://vicinitycapital.com/faq-investors) may invest.

EXHIBIT C

Assumptions underlying Projections

PROJECTIONS

Nature of Projections

Included herein are projections for the first 5 years of operation for Grain Dealers Brewery. The Company cautions investors that the facts and assumptions underlying the projections will change, and those changes may cause significant positive or negative differences to the projected results. Many of the facts and assumptions are beyond the control of the Company. The Company anticipates that there will be differences between the projections and the Company's actual results, so investors should not place undue reliance on the projections.

These projections are not a guaranty of actual financial performance. Actual results are likely to differ materially from the projections contained herein, because of many factors including the "risk factors" discussed in these materials. **Investors should review these risk factors carefully before making any decision about investing in the Company.**

The process of estimating future revenue is subjective and is particularly difficult for the Company at this stage of the Company's development, because it requires the Company to estimate future demand for products and services which have not been developed and for which there are currently no sales. This lack of historical data on which to base our projections causes our projections to have a much greater risk of inaccuracy than projections made by other companies that have a greater amount of historical data on which to base their projections.

The projections were not prepared with a view to compliance with the published guidelines of the Securities and Exchange Commission or the American Institute of Certified Public Accountants regarding projections and forecasts. The Company's accountants have not assisted with the preparation of, nor have they applied testing procedures to, the projections. Accordingly, neither we nor our accountants express an opinion or any other form of assurance regarding the projections. Although the projections are presented with numerical specificity, they are based on various estimates and assumptions and are inherently subject to significant business, economic and other uncertainties, many of which are beyond the control of the Company. Investors should make their own assessment as to whether the assumptions are reasonable, and the risks associated with these assumptions and projections. The release of these projections should not be regarded as an indication that the Company considers them to be a reliable prediction of future events, and investors should not rely on them for that purpose.

The Company believes the greatest risks to achieving the financial results reflected in these projections are associated with the fact that beer sales, plate sales, and venue rental frequencies are all uncertain. Therefore, many unknown contingencies are likely to arise that the Company currently lacks the experience to predict. This inexperience presents the greatest risks to the Company and investors in the Company.

Summary of Primary Assumptions

A summary of the primary assumptions on which the projections contained herein are based as set forth below. This is a summary only of the most important assumptions with an emphasis on those parts of the Company's business that the Company expects will change the most during the period covered by the projections. If actual events vary from these assumptions, then it is highly likely that actual financial results will differ from the projections contained herein.

- We assumed beer sales of 4 barrels per month steadily rising to 30 barrels per month by the end of the first year (1,000 pints rising to 7,500 pints) at $1,000 per barrel revenue. Gradual increases beyond the 30 barrels per month will occur in following years.
- We assumed plate sales of 300 plates per month steadily rising to 700 plates for per month in the first year at $7 profit per plate
- We assumed venue rental of 2 times per month steadily rising to 12 times per month in the first year at $600 per rental.
- The operating estimates are based on anticipated expenses for professional, consulting and other services, executive management, etc.
- The marketing estimates are based on anticipated expenses for marketing strategy and execution for reaching the sales projections.

EXHIBIT D

Operating Agreement

OPERATING AGREEMENT

OF

GRAIN DEALERS BREWERY, LLC

(A North Carolina Limited Liability Company)

TABLE OF CONTENTS

ARTICLE I - DEFINITIONS 1
1.1 Definitions 1
ARTICLE II - FORMATION OF THE COMPANY 10
2.1 Formation 10
2.2 Name 10
2.3 Registered Office and Registered Agent 11
2.4 Principal Place of Business 11
2.5 Term 11
2.6 Purposes and Powers 11
ARTICLE III - MEMBERS 11
3.1 Nature of Interest Owner's Interests 11
3.2 Names and Addresses of Interest Owners 11
3.3 Admission of Members 12
3.4 Classes of Units 12
ARTICLE IV - MEETINGS OF MEMBERS 14
4.1 Special Meetings of Members 15
4.2 Notice of Meetings of Members 15
4.3 Actions by Members 15
4.4 Registered Interest Owners 15
4.5 Proxies 15
4.6 Reorganization into SPV or CF SPV 16
ARTICLE V - RIGHTS AND DUTIES OF MANAGERS 16
5.1 Management 16
5.2 Action Requiring Member Approval 18
5.3 Number and Qualifications 19
5.4 Term of Office 19
5.5 Resignation 19
5.6 Removal 19
5.7 Vacancies 19
5.8 Inspection of Books and Records 19
5.9 Compensation 19
ARTICLE VI - MEETINGS OF MANAGERS 20
6.1 Annual or Regular Meeting of Managers 20
6.2 Special Meetings of Managers 20
6.3 Notice of Meeting 20
6.4 Action by Managers at Meeting; Voting 20
6.5 Consent Action 20
ARTICLE VII - LIMITATION OF LIABILITY AND INDEMNIFICATION OF MANAGERS, MEMBERS AND COMPANY OFFICIALS 21
7.1 Limitation of Liability 21
7.2 Good Faith Reliance 21
7.3 Indemnification 21
7.4 Reimbursement 22
7.5 Other Rights 22
7.6 Report to Members 22
ARTICLE VIII - CONTRIBUTIONS TO CAPITAL ACCOUNTS; LOANS 22
8.1 Capital Contribution(s) 22
8.2 Capital Accounts 23
8.3 Withdrawal or Reduction of Interest Owners' Contributions to Capital 23
8.4 Liability of Interest Owners 24
ARTICLE IX - ALLOCATIONS, DISTRIBUTIONS, ELECTIONS AND REPORTS 24
9.1 Allocations 24
9.2 Distributions 24
9.3 Limitation Upon Distributions 26

9.4 Allocations for Tax Purposes 26
9.5 Tax Status, Elections and Modifications to Allocations 26
9.6 Company Representative and Tax Audits. 27
9.7 Records and Reports 28
9.8 Books of Account 29
9.9 Company Tax Return and Annual Statement 29
9.10 Bank Accounts 29
ARTICLE X - TRANSFERABILITY OF OWNERSHIP INTERESTS; ADMISSION OF MEMBERS 29
10.1 Restriction on Transfer 29
10.2 Permitted Transfers 30
10.3 Conditions to Any Transfer 32
10.4 Payment of Purchase Price 33
10.5 Drag-along Rights 33
10.6 Assignees of Ownership Interests 35
10.7 Admission of New Members 35
10.8 Market Standoff 35
ARTICLE XII DISSOLUTION 36
11.1 Causes of Dissolution 36
11.2 Procedure in Dissolution and Liquidation 36
ARTICLE XIII - MISCELLANEOUS PROVISIONS 37
12.1 Competing Business 37
12.2 Interest Owner Representations and Agreements 37
12.3 Notice 39
12.4 No Action 40
12.5 Amendments 40
12.6 Power of Attorney 40
12.7 Governing Law; Waiver of Jury Trial 41
12.8 Entire Agreement 41
12.9 Waiver 41
12.10 Severability 42
12.11 Binding Agreement 42
12.12 Tense and Gender 42
12.13 Benefits of Agreement 42
12.14 Counterparts 42
12.15 Legal Counsel 42
SCHEDULE I **Capitalization Schedule** 44
SCHEDULE II **Officers** 46
SCHEDULE III **Joinder Certificate** 48
SCHEDULE IV **Consent to Receive Notices by Electronic Transmission** 49
EXHIBIT A **Manager** 50
EXHIBIT B **Capital Account Maintenance** 51
EXHIBIT C **Special Allocation Rules** 54
EXHIBIT D **Contributed Property** 58

OPERATING AGREEMENT

OF

GRAIN DEALERS BREWERY, LLC

THIS OPERATING AGREEMENT (this "Agreement") of Grain Dealers Brewery, LLC (the "Company"), a limited liability company organized pursuant to the North Carolina Limited Liability Company Act, is executed by the Initial Members (defined below) and the Company effective as of the date set forth on the signature page of the Initial Members and the Company and for each other Person executing this Agreement effective as of the date of the Joinder Certificate of such Person. This Agreement shall become legally binding on such other Persons who execute a deliver to the Company a Joinder Certificate, and such other Persons will become a Member (defined below), effective as of the date of issuance of Units (defined below) issuable by the Company to such other Person.

WHEREAS, the Company has been organized to own and operate a brewery, restaurant and entertainment venue in downtown Dunn, North Carolina located at 100 W. Harnett St., Dunn, North Carolina 28334 (sometimes herein referred to as the "Company Business").

NOW, THEREFORE, in consideration of the foregoing premises and the mutual promises, covenants and agreements of the parties as set forth herein, the sufficiency of which is hereby acknowledged, the Members and other Interest Owners agree as follows:

ARTICLE I - DEFINITIONS

1.1 Definitions. The following terms used in this Agreement shall have the following meanings (unless otherwise expressly provided herein):

"704(c) Value" means the fair market value of Contributed Property determined in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(*h*).

"Act" means the North Carolina Limited Liability Company Act, as the same may be amended from time to time.

"Adjusted Capital Account" means the Capital Account maintained for each Interest Owner as of the end of each Company taxable year (i) increased by any amount of a deficit balance in such Capital Account which such Interest Owner is obligated to restore pursuant to this Agreement or is deemed to be obligated to restore pursuant to Treasury Regulations Sections 1.704-1(b)(2)(ii)(*c*), 1.704-2(g)(1) and 1.704-2(i) and (ii) decreased by the items described in Treasury Regulations Sections 1.704-1(b)(2)(ii)(*d*)(4), 1.704-1(b)(2)(ii)(d)(5), and 1.704-1(b)(2)(ii)(*d*)(6). The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Treasury Regulations Section 1.704-1(b)(2)(ii)(*d*) and shall be interpreted consistently therewith.

"Adjusted Capital Account Deficit" means, with respect to any Interest Owner, the deficit balance, if any, in such Interest Owner's Adjusted Capital Account as of the end of the relevant Company taxable year.

"Adjusted Property" means any property the Carrying Value of which has been adjusted pursuant to Exhibit B hereof.

"Affiliate" means, with respect to any Person, any Person which, directly or indirectly, Controls, is Controlled by, or is under common Control with, the specified Person or is a director or officer of such Person.

"Agreed Value" means (i) in the case of any Contributed Property set forth in Exhibit D and as of the time of its contribution to the Company, the Agreed Value of such property as set forth in Exhibit D; (ii) in the case of any Contributed Property not set forth in Exhibit D and as of the time of its contribution to the Company, the 704(c) Value of such property, reduced by any liabilities either assumed by the Company upon such contribution or to which such property is subject when contributed, and (iii) in the case of any property distributed to an Interest Owner by the Company, the Company's Carrying Value of such property at the time such property is distributed, reduced by any indebtedness either assumed by such Interest Owner upon such distribution or to which such property is subject at the time of distribution as determined under Section 752 of the Code and the Treasury Regulations thereunder.

"Articles of Organization" means the Articles of Organization of the Company filed with the Secretary of State, as amended or restated from time to time.

"Award Agreement" means an agreement by and between the Company and an employee, consultant, contractor or other service provider to the Company pursuant to which the Company issues Award Units constituting a Profits Interest.

"Award Unit" means Class B Units granted by the Company under an Award Agreement.

"Book Depreciation" means, for each Fiscal Year of the Company with respect to a particular asset of the Company, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable for federal income tax purposes with respect to that asset for the Fiscal Year, except that if, as of the beginning of the Fiscal Year, the Carrying Value of the asset differs from its adjusted basis for federal income tax purposes, Book Depreciation for that asset will be an amount that bears the same ratio to its Carrying Value at the beginning of the year as the federal income tax depreciation, amortization, or other cost recovery deduction with respect to that asset for the Fiscal Year bears to its adjusted tax basis at the beginning of the year; except that if the asset's adjusted basis for federal income tax purposes at the beginning of a Fiscal Year is zero, the Book Depreciation for that asset will be determined with reference to its book value using any reasonable method selected by the Managers.

"Book-Tax Disparities" means, with respect to any item of Contributed Property or Adjusted Property, as of the date of any determination, the difference between the Carrying Value of such Contributed Property or Adjusted Property and the adjusted basis thereof for federal

income tax purposes as of such date. An Interest Owner's share of the Company's Book-Tax Disparities in all of its Contributed Property and Adjusted Property will be reflected by the difference between such Interest Owner's Capital Account balance as maintained pursuant to Exhibit B and the hypothetical balance of such Interest Owner's Capital Account computed as if it had been maintained strictly in accordance with federal income tax accounting principles.

"Budget Act" shall have the meaning set forth in Section 9.6(a).

"CF SPV" shall have the meaning set forth in Section 4.6.

"Capital Account" means for each Interest Owner the account established pursuant to Section 8.2 hereof and maintained in accordance with the provisions of this Agreement.

"Capital Contribution" means, with respect to any Interest Owner, any cash, cash equivalents or the Agreed Value of Contributed Property which such Interest Owner contributes or is deemed to contribute to the Company pursuant to Article VIII hereof.

"Capital Proceeds" shall mean the gross receipts of the Company or consideration payable to the Interest Owners in connection with a Capital Transaction following deduction of the following, to the extent paid out of such proceeds: (i) any reasonable expenses incurred in connection with the transaction giving rise to such proceeds or paid out of such proceeds (including fees, costs and expenses such as brokerage fees and all legal fees and expenses), (ii) any amounts set aside for the establishment or replenishment of the reasonable reserves, escrow or similar holdback as required pursuant to such Capital Transaction, and (iii) payment of any indebtedness with the proceeds of such Capital Transaction. Any balance in a reserve, escrow or similar holdback set aside pursuant to clause (ii) above remaining after the payment of sums necessary to satisfy the purpose for which such reserve, escrow or similar holdback was created shall be released from such reserves, escrow or similar holdback to the Company and thereupon shall be deemed Capital Proceeds. For the avoidance of doubt, Change of Control Proceeds shall be deemed to be Capital Proceeds and distributed as such pursuant to this Agreement.

"Capital Transaction" means any of the following: (i) a sale, exchange, transfer, assignment or other disposition of all or a substantial portion of the assets of the Company (but not including sales in the ordinary course of business); (ii) a Change of Control in the Company, (iii) any collection in respect of property, hazard, or casualty insurance (but not business interruption insurance) or any damage award of Company; or (iv) any other transaction the proceeds of which, in accordance with generally accepted accounting principles, are considered to be capital in nature.

"Capitalization Schedule" has the meaning given in Section 3.2.

"Carrying Value" means (i) with respect to a Contributed Property, the 704(c) Value of such property, reduced (but not below zero) by all Book Depreciation with respect to such Contributed Property charged to the Interest Owners' Capital Accounts following the contribution of or adjustment with respect to such Contributed Property, and (ii) with respect to any other Company property, the adjusted basis of such property for federal income tax purposes, all as of

the time of determination. The Carrying Value of any property shall be adjusted from time to time in accordance with Exhibit B hereof, and to reflect changes, additions or other adjustments to the Carrying Value for dispositions and acquisitions of Company properties, as deemed appropriate by the Managers.

"Cause" means (i) breach of any material obligation by a Manager under this Agreement and such default or breach is not corrected within ten (10) days after notice thereof identifying the default or breach with specificity from a Member authorized to provide such notice by a Two-Thirds Interest of Members; provided that if such default or breach is not susceptible of cure within such ten (10) day period and such Manager initiates such cure and diligently prosecutes such cure to completion, such grace period shall be extended for such time (not to exceed sixty (60) days) as is reasonably necessary to allow such Manager to effect such cure; provided further that if such default or breach is willful, flagrant and material and not susceptible of cure, then no notice or grace period shall be required; or (ii) a Manager or any Affiliate of such Manager shall commit an act involving fraud, bad faith, misappropriation, gross negligence or willful misconduct in connection with any of its obligations hereunder.

"Change of Control" means (i) a consolidation, merger or other business combination of the Company or the Company Subsidiaries with or into one or more Persons, or of one or more Persons with or into the Company or the Company Subsidiaries, pursuant to which the Members holding the Class A Units immediately prior to such transaction or transactions hold less than 50% of the voting power of the surviving entity, (ii) a sale of all or substantially all of the assets of the Company or of the Company Subsidiaries, (iii) a liquidation, dissolution or other winding-up of the affairs of the Company or of the Company Subsidiaries, or (iv) the acquisition by any "person" or "group" (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), of "beneficial ownership" (within the meaning of Rule 13d-3 under the Exchange Act) of Units or Unit Equivalents that in the aggregate (after giving effect to the conversion, exercise or exchange of any such Unit Equivalents (including those the conversion, exercise or exchange of which is subject to a contingency or lapse of time)) are equal to more than fifty percent (50%) of the then-outstanding Units.

"Change of Control Proceeds" means the proceeds, including cash and securities, receivable by the Interest Owners in connection with a Change of Control described in subsections (i) and (iv) of the definition of Change of Control in which the consideration payable for Ownership Interests is paid directly to the Interest Owners.

"Class A Units" has the meaning given in Section 3.4(a).

"Class B Unit Grant Plan" has the meaning given in Section 3.4(b).

"Class B Units" has the meaning given in Section 3.4(b).

"Class C Units" has the meaning given in Section 3.4(c).

"Code" means the Internal Revenue Code of 1986, as amended from time to time (and any corresponding provisions of succeeding law).

"Company Business" has the meaning given in the Preamble.

"Company Minimum Gain" has the meaning set forth in Treasury Regulations Section 1.704-2(b)(2), and the amount of Company Minimum Gain, as well as any net increase or decrease in a Company Minimum Gain, for the Company's taxable year shall be determined in accordance with the rules of Treasury Regulations Section 1.704-2(d).

"Company Official" means any Person exercising any management authority over the Company whether the Person is a Manager or referred to as a Manager, director or officer or given any other title.

"Company Purpose" means the Company's purpose, which is (a) to engage in the Company Business for the production of income and profit; (b) to produce a public benefit while operating in a responsible and sustainable manner, including activities that positively contribute to the economic growth and general quality of life for the citizens and visitors to the greater Dunn, North Carolina area; and (C) such other activities as are reasonably incidental to the foregoing.

"Company Representative" has the meaning set forth in Section 9.6(a).

"Company ROFR Assignee" has the meaning set forth in Section 10.2(d).

"Company Subsidiary" means any Person Controlled by the Company.

"Contributed Property" means property contributed to the Company by an Interest Owner.

"Control" (including the terms "Controlled by" and "under common Control with") means the possession, directly or indirectly, of the power to direct or cause the direction of the management, policies or affairs of a Person, whether through ownership of voting securities, by contract, as executor or trustee, or otherwise. The existence and possession of Control with respect to a Person shall be determined by the Managers, provided that a Person's ownership, directly or indirectly, of more than 50% of the voting power or the value of another Person shall be deemed to constitute Control of such Person.

"Covered Person" means (i) each Member, (ii) each Manager, (iii) each Company Official and (iv) each officer, director, stockholder, partner, member, Affiliate, employee, agent or representative of each Member, each Manager and each Company Official, and each of their Affiliates.

"Disqualification Event" has the meaning set forth in Section 12.2(a).

"Disqualification Event Questionnaire" has the meaning set forth in Section 12.2(a).

"Distributable Operating Cash" shall mean, for any period, the excess, if any, of (a) the aggregate, consolidated sum of the gross receipts during such period of any kind and description but excluding (x) Capital Proceeds and (y) Capital Contributions, minus (b) the sum of the following cash expenditures or reserves: (i) cash expenditures for operating expenses, including, without limitation, all operating expenses related to the operation of the Company Business; and (ii) cash expenditures for capital improvements and other expenses of a capital nature with respect to the Company Business. In no event shall any deduction be made for non-cash expenses such as depreciation, amortization or the like.

"Drag-along Notice" has the meaning set forth in Section 10.5(b).

"Drag-along Interest Owner" has the meaning set forth in Section 10.5(a).

"Drag-along Sale" has the meaning set forth in Section 10.5(a).

"Economic Capital Account" means, with respect to any Interest Owner, such Interest Owner's Capital Account as of the date of determination, after crediting to such Capital Account any amounts that the Interest Owner is deemed obligated to restore under Treasury Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5).

"Economic Interest" means the proprietary interest of an Interest Owner in the capital, income, losses, credits and other economic rights and interests of the Company, including the right of an Interest Owner to receive distributions from the Company.

"Economic Interest Owner" means a Person who owns an Economic Interest but is not a Member.

"Fair Market Value" means the fair market value of the Company as determined by the Managers. Such determinations of Fair Market Value shall be made by the Managers in good faith. The Managers may consult with, rely upon the advice of, or engage third parties to provide valuation services in connection with their determination of Fair Market Value when necessary, appropriate or advisable as determined by the Manages in their sole discretion.

"Fiscal Year" means the calendar year.

"IPO" has the meaning set forth in Section 10.8.

"Incapacity" means, with respect to any individual, the determination that such individual lacks the capacity to manage his or her affairs or make decisions regarding himself or herself, his or her family or his or her property, as determined by a court of competent jurisdiction or as reasonably determined by the Managers.

"Independent Third Party" means, with respect to any Member, any Person who is not an Affiliate of such Member.

"Initial Members" means Wesley T. Johnson, and Jerry Lee Honeycutt, II and their respective Successors.

"Interest Owner" means a Member or an Economic Interest Owner.

"Interest Owner Minimum Gain" has the meaning set forth for "partner nonrecourse debt minimum gain" in Treasury Regulations Section 1.704-2(i)(2) and shall be determined in accordance with Treasury Regulations Section 1.704-2(i)(3).

"Interest Owner Nonrecourse Debt" has the meaning set forth in Treasury Regulations Section 1.704-2(b)(4).

"Interest Owner Nonrecourse Deductions" has the meaning set forth in Treasury Regulations Section 1.704-2(i)(1), and the amount of Nonrecourse Deductions for a Company taxable year shall be determined in accordance with the rules of Treasury Regulations Section 1.704-2(i)(2).

"Involuntary Transfer" means, with respect to Ownership Interests of any Interest Owner, any involuntary Transfer or Transfer by operation of law of such Ownership Interests by or in which such Interest Owner shall be deprived or divested of any right, title or interest in or to the Ownership Interests, including, without limitation, by seizure under levy of attachment or execution, by foreclosure upon a pledge, in connection with any voluntary or involuntary bankruptcy or other court proceeding to a debtor in possession, trustee in bankruptcy or receiver or other officer or agency, pursuant to any statute pertaining to escheat or abandoned property, pursuant to a divorce or separation agreement or a final decree of a court in a divorce action, or upon or occasioned by the death of any Interest Owner and to a legal representative of any Interest Owner

"Losses" has the meaning given in Section 7.3.

"Major Decisions" means

(a) any Change of Control of the Company or any Company Subsidiary; and

(b) entering into contracts or agreements between the Company and the Managers or their Affiliates other than contracts or agreements obligating the Company to pay reasonable compensation to the Persons who are Managers, not for the performance of their duties and responsibilities as Managers under this Agreement, but rather for their provision of day-to-day services on behalf of the Company.

"Majority" means, with respect to any referenced group of Managers, a combination of any of such Managers constituting more than fifty percent (50%) of the number of Managers of such referenced group who are then elected and qualified.

"Majority in Interest" means, with respect to any referenced group of Members, a combination of any of such Members who, in the aggregate, own more than fifty percent (50%) of the Ownership Interests owned by all of such referenced group of Members.

"Manager" means the Person appointed as Manager as provided herein or any other Person that succeeds such Manager in its capacity as manager or any other Persons who are appointed to act as managers of the Company as provided herein. "Managers" refers to such Persons as a group. "Managers" shall be interpreted to mean a sole Manager at any time there is only one (1) Manager.

"Member" means each Person designated as a member of the Company on Schedule I hereto, or any additional member admitted as a member of the Company in accordance with Article X. "Members" refers to such Persons as a group.

"Net Capital Contributions" means, with respect to an Interest Owner as of any given time, an amount equal to (a) the aggregate value of the Capital Contributions made by such Interest Owner to the Company as of such time (such value determined at the time of contribution), minus (b) the aggregate value of the cash and other assets distributed by the Company to such Interest Owner pursuant to Sections 9.2(a) and (b) as of such time (such value determined at the time of distribution).

"Net Income" and "Net Loss" have the meanings given in Section 1.B of Exhibit B.

"Nonrecourse Deductions" has the meaning set forth in Treasury Regulations Section 1.704-2(b)(1), and the amount of Nonrecourse Deductions for a Company taxable year shall be determined in accordance with the rules of Treasury Regulations Section 1.704-2(c).

"Nonrecourse Liability" has the meaning set forth in Treasury Regulations Section 1.704-2(b)(3).

"Ownership Interest" means all of an Interest Owner's rights and obligations as an Interest Owner in the Company as provided in this Agreement or as otherwise provided by the Act. Reference to any Ownership Interest shall include a portion of such Ownership Interest. As to any Interest Owner, depending upon the context, Ownership Interest shall mean the Units set forth opposite such Interest Owner's name on Schedule I hereto.

"Permitted Transferee" means (i) the then current spouse of an Interest Owner, or the then current spouse of any equity owner, legal or beneficial, of an Interest Owner, which equity owner is a natural person, (ii) any lineal descendants (including by adoption) of an Interest Owner or any equity owner, legal or beneficial, of any Interest Owner, which equity owner is a natural person, (iii) any Interest Owner or any equity owner, legal or beneficial, of any Interest Owner, which equity owner is a natural person, (iv) any trust, the sole beneficiary or beneficiaries of which are an Interest Owner, an equity owner, legal or beneficial, of any Interest Owner, which equity owner is a natural person and/or one or more of the individuals described in (i) or (ii), or (v) any

partnership or limited liability company, the sole general and limited partners or the sole managers and members (as applicable) of which are an Interest Owner, any equity owner, legal or beneficial of any Interest Owner, which equity owner is a natural person, and/or one or more of the individuals described in (i) or (ii) so long as the permitted transfer complies with securities law and the managers approve the transfer within their legal limits of the law.

"Person" means an individual, a trust, an estate, or a domestic corporation, a foreign corporation, a professional corporation, a partnership, a limited partnership, a limited liability company, a foreign limited liability company, an unincorporated association, a pension or profit-sharing plan, or another entity.

"Profits Interest" has the meaning provided in Revenue Procedures 93-27 and 2001-43 issued by the Internal Revenue Service.

"Profits Interest Hurdle" means the amount specified as the Profit Interest Hurdle with respect to Award Units set forth in any Award Agreement. The Profits Interest Hurdle applicable to any Award Unit issued pursuant to any Award Agreement shall be no less than the amount determined by the Managers to be necessary to cause such Award Unit to constitute a Profits Interest.

"Related Party" has the meaning set forth in Section 12.2(a).

"Secretary of State" means the Secretary of State of North Carolina.

"Securities" has the meaning given in Section (2)(a)(i) of the Securities Act.

"Securities Act" means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations thereunder which shall be in effect at the time.

"Securities Act Exemptions" has the meaning set forth in Section 12.2(a).

"Selling Member" has the meaning set forth in Section 10.5(a).

"Subscription Agreement" has the meaning set forth in Section 10.1.

"Successor" has the meaning given in Section 12.11.

"Target Balance" means, with respect to any Interest Owner as of the close of any period for which allocations are made under Article IX, the amount such Interest Owner would receive (or be required to contribute) in a hypothetical liquidation of the Company as of the close of such period, assuming for purposes of such hypothetical liquidation:

(i) a sale of all the assets of the Company at prices equal to their then Carrying Values (taking into account only those revaluations of Carrying Values actually made by the Interest Owners prior to such hypothetical sale); and

(ii) the distribution of the net proceeds thereof to the Members pursuant to Article IX (after the payment of all actual Company indebtedness, and any other liabilities related to the Company's operations and assets, limited, in the case of Nonrecourse Liabilities, to the collateral securing or otherwise available to satisfy such liabilities).

"Tax Distributions" has the meaning set forth in Section 9.2(d).

"Tied House Interest" has the meaning set forth in Section 12.2(b).

"Transfer" means, directly or indirectly, any sale, transfer, assignment, hypothecation, pledge or other disposition of an Ownership Interest or any interests therein.

"Treasury Regulations" means the Income Tax Regulations and Temporary Regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

"Two-Thirds Interest" means, with respect to any referenced group of Members, a combination of any of such Members who, in the aggregate, own at least sixty-seven percent (67%) of the Ownership Interests owned by all of such referenced group of Members.

"Unit" means each of the Class A Units, Class B Units, Class C Units and any other class of Units that represents an Ownership Interest in the Company and that may from time to time be outstanding. Reference to any Unit shall include a portion of such Unit.

"Unit Equivalents" means any security or obligation that is by its terms, directly or indirectly, convertible into, exchangeable, or exercisable for Units, and any option, warrant, or other right to subscribe for, purchase, or acquire Units.

"Unvested Award Units" means, as of any date of determination, any Award Units that are not Vested Award Units as of such date.

"Vested Award Units" means, as of any date of determination, those Award Units that have vested in accordance with the provisions of the applicable Award Agreement as of such date.

ARTICLE II - FORMATION OF THE COMPANY

2.1 Formation. The Company was formed on May 9, 2019, upon the filing with the Secretary of State of the Articles of Organization of the Company. In consideration of the mutual promises and covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree that the rights and obligations of the parties and the administration and termination of the Company shall be governed by this Agreement, the Articles of Organization and the Act.

2.2 Name. Unless the Company chooses to transact business under an assumed name,

the Company will transact business under its legal name, Grain Dealers Brewery, LLC. The legal name of the Company may be changed from time to time by amendment of the Articles of Organization. The Company may transact business under an assumed name by filing an assumed name certificate in the manner prescribed by applicable law.

2.3 Registered Office and Registered Agent. The Company's initial registered office is located at 2965 Hobson Rd., Dunn, North Carolina, Harnett County, North Carolina 28334, and the name of its initial registered agent at such address is Wesley T. Johnson. The Company may change its registered agent and registered office from time to time as the Managers may from time to deem necessary or advisable in their discretion.

2.4 Principal Place of Business. The principal place of business of the Company within the State of North Carolina shall be at such place as the Managers may from time to time determine. The Company may locate its place(s) of business and registered office at any other place or places as the Managers may from time to time deem necessary or advisable in their discretion.

2.5 Term. The Company shall continue in existence until dissolved in accordance with the Act, the Company's Articles of Organization or this Agreement.

2.6 Purposes and Powers.

(a) The Company shall engage only in the Company Purpose.

(b) The Company shall have any and all powers which are necessary or desirable to carry out the Company Purpose, to the extent the same may be legally exercised by limited liability companies under the Act. The Company shall carry out the foregoing activities pursuant to the arrangements set forth in the Articles of Organization and this Agreement.

ARTICLE III - MEMBERS

3.1 Nature of Interest Owners' Interests. Ownership Interests shall be personal property for all purposes. Legal title to all Company assets shall be held in the name of the Company. Neither any Interest Owner nor a Successor of such Interest Owner, shall have any right, title, or interest in or to any Company property or the right to partition any real property owned by the Company.

3.2 Names and Addresses of Interest Owners. Ownership Interests will not be evidenced by certificates issued by the Company. The names, addresses and Ownership Interests of the Members and the Economic Interest Owners, if any, shall be recorded on a capitalization schedule in the form attached hereto as Schedule I (the "Capitalization Schedule") and other books and records maintained by the Company. The Capitalization Schedule shall be kept with books and records of the Company and amended by the Company as of the effectiveness of any Transfer or subsequent issuance of any Ownership Interest.

3.3 Admission of Members.

(a) In the case of a Person acquiring an Ownership Interest directly from the Company, the Person shall become a Member with respect to such Ownership Interest on compliance with the requirements of Section 10.7 and making a Capital Contribution as specified in Section 8.1.

(b) An Economic Interest Owner shall become a Member on compliance with the requirements of Section 10.7 or in the manner permitted under Section 57D-6-01(3) of the Act if the Company ceases to have any Members.

(c) Any Person may become a Member unless such Person lacks capacity or is otherwise prohibited from being admitted by applicable law.

3.4 Classes of Units. Subject to the authority of the Managers to create other classes of Units in the Company as provided in Section 3.4(d), there shall be three separate and distinct classes of Units in the Company, in each case, with the rights and privileges as are specified in this Agreement. The Ownership Interests of the Interest Owners in the Company shall be represented by Units of different classes, as follows:

(a) Each "Class A Unit" shall represent an Ownership Interest in the Company, shall be designated as a Class A Unit of the Company and shall be entitled to the distributions and allocations provided therefor in Article IX. Concurrently with the effectiveness of this Agreement. The Company has issued the Initial Members the number of Class A Units set forth in the Capitalization Schedule for the Capital Contribution specified therein.

(b) Each "Class B Unit" shall represent an Ownership Interest in the Company, shall be designated as a Class B Unit of the Company and shall be entitled to the distributions and allocations provided therefor in Article IX. At the effective time of this Agreement, there are no Class B Units issued and outstanding. Certain of the preferences, rights and restrictions of the Class B Units are specified in this Section 3.4(b) below. Class B Units will be issued pursuant to a plan (the "Class B Unit Grant Plan") adopted by the Managers providing for the following preferences, rights and restrictions:

(i) Issuance. Class B Units may be issued from time to time to employees, consultants, independent contractors, service providers and strategic partners of the Company and any of the Company Subsidiaries by the Managers, in their discretion. The Managers shall determine, at the time of issuance of any Class B Units, a Profits Interest Hurdle for each such Class B Unit. The Managers shall maintain a schedule indicating (i) the date of issuance of Class B Units; and (ii) the Profits Interest Hurdle for each Class B Unit. The beginning Capital Account of any Interest Owner to whom Class B Units are issued shall be zero.

(ii) Vesting; Forfeiture; Repurchase. Class B Units shall be unvested at issuance and shall vest in accordance with the applicable Award Agreement; provided, however that (A) all unvested Class B Units shall vest upon the occurrence of a Change of Control, (B) all

unvested Class B Units held by employees, consultants, independent contractors or service providers shall be forfeited on the date such Person's relationship in such capacity with the Company and the Company Subsidiaries terminates for any or no reason (whether by such Person, the Company or any of the Company Subsidiaries), including by reason of such Person's death or disability; (C) all Class B Units held by any Person (vested and unvested) shall be forfeited on the date of termination for cause (as defined in the Class B Unit Grant Plan) of such Person's relationship with the Company or any of the Company Subsidiaries as an employee, consultant, independent contractor, service provider or strategic partner (whether by the Company or any of the Company Subsidiaries); and (D) all Class B Units held by any Person (vested and unvested) shall be forfeited on the date such Person acts in violation of such Person's non-compete, non-solicit or non-disclosure arrangement with the Company or any of the Company Subsidiaries. Class B Units that are forfeited by any Person as provided herein may be re-issued to any Person by the Managers in their discretion in accordance with Section 3.4(b)(i).

(iii) Notwithstanding anything to the contrary in Section 10.2, the Company shall have the right, but not the obligation, upon written notice to such Person, to repurchase all, but not less than all, of the vested Class B Units (to the extent not forfeited) of any Person in the event of the termination of such Person's relationship with the Company or any of the Company Subsidiaries as an employee, consultant, independent contractor, service provider or strategic partner (whether by such Person, the Company or any of the Company Subsidiaries) for any reason, including by reason of such Person's death or disability. The purchase price for any Class B Units repurchased under this Section 3.4(b)(iii) shall be the Fair Market Value of such Class B Units, and shall be paid in accordance with Section 10.4(b).

(iv) Notwithstanding anything contained herein to the contrary, the number of Class B Units that the Company may issue pursuant to the Class B Unit Grant Plan, when combined with any Class B Units already issued and outstanding, shall not exceed fifteen percent (15%) of the aggregate total of Units outstanding as of the date of the proposed grant.

(v) Non-Compete / Non-Solicit Agreements. Each employee who is a holder of Class B Units, prior to, and as a condition to, receiving such Units, unless otherwise determined by the Managers, shall enter into a confidentiality, intellectual property assignment, non-competition and non-solicitation agreement in the form determined by the Managers in their sole discretion.

(vi) Class B Units as Profits Interests. Absent a contrary determination by the Managers following the date hereof based on a change in law governing the taxation of Profits Interests, (i) the Company and each Member shall treat each Class B Unit as a Profits Interest; (ii) the Company and each Member shall treat each holder of a Class B Unit as the owner of such interests from the date such interests are granted until such interests are forfeited or otherwise disposed of; and (iii) each holder of a Class B Unit agrees to take into account such distributive share of the Company's Net Income, Net Losses, and items thereof in computing such holder's U.S. federal income tax liability for the entire period during which such holder holds such Class B Unit. The Managers are hereby authorized and empowered, without further vote or action of the

Members, to amend this Agreement as it deems necessary or appropriate to comply with the requirements of, or address changes to, any law applicable to the taxation of "profits interests."

(vii) Section 83(b) Election. Each Person who is issued a Class B Unit that is substantially nonvested, within the meaning of Section 1.83-3(b) of the Treasury Regulations, at the time of issuance should file a valid and timely election pursuant to Section 83(b) of the Code with respect to such Class B Unit and provide a copy of the election to the Company.

(viii) Safe Harbor Election. The Members acknowledge that IRS Notice 2005-43 announces a future election (the "Safe Harbor Election"), to become operative when certain future guidance is issued by the IRS, which will consist of the filing of an election that the Company intends to treat the issuance of a profits interest in exchange for services as the issuance of an interest which has no capital account or current liquidation value and thus to take no deduction for it, and agree that the Company shall be authorized to make such Safe Harbor Election as set forth in Notice 2005-43 in accordance with such future guidance, if any, as may be applicable at the time of an issuance of a profits interest by the Company. Each Member agrees to comply with all requirements of the Safe Harbor Election, including, without limitation, filing its income tax returns consistently with the intended treatment under such Safe Harbor Election. A Member's obligations to comply with the requirements of this Section 3.4(b)(viii) shall survive such Member's ceasing to be a Member of the Company and/or termination, dissolution, liquidation and winding up of the Company.

(c) Each "Class C Unit" shall represent an Ownership Interest in the Company, shall be designated as a Class C Unit of the Company, shall be issued in exchange for a Capital Contribution, and shall be entitled to the distributions and allocations provided therefor in Article IX.

(d) Additional Members and Units. The Managers may issue Units of different classes (which may be existing classes or new classes) and admit Persons as Members in exchange for such contributions to capital or such other consideration (including past or future services) and on such terms and conditions as the Managers deem appropriate. Promptly following the issuance of Units the Managers shall amend the books and records of the Company, including the Capitalization Schedule, to reflect the number and class(es) of Units issued and, in the case of Units issued other than in connection with the performance of services for the Company, the Capital Contribution for such Units.

(e) Voting. Each Class A Unit shall entitle the holder thereof to cast one vote on any matter on which Members holding Class A Units of the Company are entitled to vote as expressed in this Agreement. Each Class A Unit, each Class B Unit and each Class C Unit shall entitle the holder thereof to cast one vote on any matter on which all Members of the Company are entitled to vote only as expressed in this Agreement and on no other matter, including any matter specified in Section 57D-3-03 of the North Carolina General Statutes unless otherwise expressed in this Agreement.

ARTICLE IV - MEETINGS OF MEMBERS

4.1 Special Meetings of Members. The Members shall not have a designated regular annual meeting; however, special meetings of the Members may be called from time to time by the Manager or by the holders of not less than thirty percent (30%) of all the Ownership Interests, for the purpose of considering matters requiring action of the Members. Business transacted at all such meetings shall be confined to the purpose or purposes stated in the notice.

4.2 Notice of Meetings of Members. Written notice stating the place, time, and the purpose or purposes for which the meeting is called, shall be delivered not less than ten (10) nor more than sixty (60) days before the date of the special meeting, to each Member of record as of the date on which said notice is mailed. A Member's attendance at or participation in a meeting waives any required notice to such Member of the meeting unless such Member, at the beginning of the meeting (or promptly upon the Member's arrival) objects to holding the meeting or transacting business at the meeting and does not thereafter vote for or assent to action taken at the meeting.

4.3 Actions by Members. Except as otherwise required by this Agreement, any act of the Members shall be by the affirmative vote of a Majority in Interest of Members. All actions of the Members provided for herein may be taken by written consent without a meeting. Any such action which may be taken by the Members without a meeting shall be effective only if the consents are in writing (which writing may be electronic, such as by e-mail), set forth the action so taken, and are signed (including an electronic signature that complies with the Uniform Electronic Transactions Act as adopted in North Carolina) by Members holding the Ownership Interest required by this Agreement to take such action and who are eligible to vote on such action. Prompt notice of any actions taken without a meeting by less than unanimous written consent shall be given to those Members that did not consent thereto in writing and that, if the actions had been taken at a meeting held on the date of such consent, would have been entitled to vote thereon. Members may participate in any meeting of the Members by means of a conference telephone or similar communications equipment, provided all persons participating in the meeting can hear one another, and such participation in a meeting shall constitute presence in person at the meeting.

4.4 Registered Interest Owners. The Company shall be entitled to treat the holder of record of any Ownership Interest as the holder in fact of such Ownership Interest for all purposes, and accordingly shall not be bound to recognize any equitable or other claim to or interest in such Ownership Interest on the part of any other Person, whether or not it shall have express or other notice of such claim or interest, except as expressly provided by this Agreement or the laws of North Carolina.

4.5 Proxies. A Member may appoint a proxy to vote or otherwise act for such Member by signing an appointment form, either personally or by such Member's attorney-in-fact. An appointment in the form of an electronic record that bears the Member's electronic signature and that may be directly reproduced in paper form by an automated process shall be deemed a valid appointment form within this Section 4.5. An appointment of a proxy is effective when received by a Manager, the Secretary of the Company, if any, or other officers or agent

authorized to tabulate votes. An appointment is valid for 11 months unless a different period is expressly provided in the appointment form. An appointment of proxy is revocable by the Member unless the appointment form conspicuously states that it is irrevocable and the appointment is coupled with an interest.

4.6 Reorganization into SPV or CF SPV. In the event the Managers determine in good faith that it is advisable for the Company to utilize a special-purpose vehicle or other entity designed to aggregate the interests of holders of Securities issued pursuant to Regulation CF (a "CF SPV") in the future, Class C Unit holders hereby consent to such reorganization and the issuance of interests in such CF SPV in exchange for the Securities and agree to take any and all actions determined by the Managers in good faith to be advisable to consummate such reorganization.

ARTICLE V - RIGHTS AND DUTIES OF MANAGERS

5.1 Management.

(a) The business and affairs of the Company shall be managed by the Managers. In addition to the powers and authorities expressly conferred by this Agreement upon the Managers, the Managers shall have full and complete authority, power and discretion to manage and control the business of the Company, to make all decisions regarding those matters and to perform any and all other acts or activities customary to or incident to the management of the Company's business, except only as to those acts and things as to which approval by the Members is expressly required by this Agreement. At any time when there is more than one Manager, approval of any action or decision of Managers under this Agreement shall require the consent of a Majority of Managers (unless a greater number is required by this Agreement). The Managers may elect one or more of the following officers: (i) Chief Executive Officer, (ii) President, (iii) Vice President, (iv) Secretary and (v) Chief Financial Officer who may, but need not be Members or Managers of the Company, with such duties and responsibilities as specified in Schedule II and who shall receive such compensation as may be designated by the Managers, subject to any applicable restrictions specifically provided in this Agreement or contained in the Act.

(b) Except only as to those acts and things as to which approval by the Members is expressly required by this Agreement, the authority of the Managers shall include the following:

(i) To acquire, hold (in the Company's name), maintain, manage, improve, develop, construct, operate, lease, sell, mortgage, transfer, convey, exchange, refinance, or otherwise dispose of or deal with the assets of the Company or any part thereof, at such price and upon such terms as the Managers deem in the best interests of the Company;

(ii) To employ, on behalf of the Company, legal, financial, accounting and operational agents, counsel and assistance, as well as initial and nonrecurring professional evaluation, advice and recommendation concerning and with respect to the operation, financing and disposition of the assets of the Company and to employ Persons in the

operation and management of the business of the Company on such terms and for such compensation as the Managers shall determine;

(iii) To open accounts and deposits and maintain funds in the name of the Company in banks or savings and loan associations; provided, however, that the Company's funds shall not be commingled with the funds of any other Person and, further, to invest in short-term debt obligations (including obligations of federal and state government and their agencies, commercial paper, and certificates of deposit of commercial banks, savings banks, or savings and loan associations) such funds as are temporarily not required for investment in the business of the Company or distribution to the Interest Owners;

(iv) To cause the Company to make or revoke any of the elections permitted the Company by any taxing authority or made pursuant to the Code at the entity level;

(v) To borrow money (and execute promissory notes) for the business of the Company, and, if security is required therefor, to mortgage or subject any Company asset to any security device as collateral for any borrowing, and to prepay, in whole or in part, refinance, increase, modify, consolidate or extend any note or any security device;

(vi) To execute, sign, and deliver in furtherance of any or all of the purposes of the Company, any and all agreements, contracts, documents, certifications, subscriptions and other instruments necessary or convenient in connection with the business of the Company, all of which may contain such terms, provisions, and conditions as the Managers, in their discretion, shall deem appropriate and to do any and all other acts or things necessary, proper, convenient, or advisable to effectuate and carry out the intent and purposes of the Company;

(vii) To require in any Company contracts that the Managers and Interest Owners shall not have any personal liability thereon but that the Person contracting with the Company is to look solely to the Company and its assets for satisfaction;

(viii) Subject to Section 5.2, to sell or otherwise dispose of any portion of the assets of the Company;

(ix) Subject to Section 5.2, to merge the Company into or with another Person

(x) To convert the Company into a corporation;

(xi) To pay or reimburse any and all actual fees, costs and expenses incurred in the formation and organization of the Company;

(xii) Notwithstanding anything herein to the contrary, to amend this Agreement and the Articles of Organization without the consent or vote of any of the Members: (i) to reflect the reduction of the Capital Accounts upon the return of capital to the Interest

Owners; (ii) to add to the representations, duties or obligations of the Managers or surrender any right or power granted to the Managers herein, for the benefit of the Interest Owners; (iii) to cure any ambiguity or to correct or supplement any provision herein that may be inconsistent with any other provision herein, or to add any other provisions with respect to matters or questions arising under this Agreement; (iv) to amend the provisions of Article IX relating to the allocations among the Interest Owners if the allocations provided therein are unlikely to be respected for federal income tax purposes (to the appropriate extent necessary to effect the plan of allocations and distributions provided in this Agreement); and (v) to update Schedule I or Exhibit A hereto from time to time to appropriately reflect any changes in the information set forth thereon. New allocations made by the Managers described above shall be deemed to be made pursuant to the fiduciary obligation of the Managers to the Company and the Interest Owners, and no such new allocation shall give rise to any claim or cause of action by any Interest Owner;

(xiii) To do all acts that the Managers deems necessary or appropriate for the protection and preservation of the Company assets, including the establishment of reserves;

(xiv) To compromise, submit to arbitration, sue on or defend all claims in favor of or against the Company;

(xv) To engage in any kind of activity and to perform and carry out contracts of any kind necessary, in connection with or incidental to the accomplishment of the purposes of the Company as may be lawfully carried on or performed by a limited liability company under the laws of each state in which the Company is organized or operating; and

(xvi) To consent to, approve, vote on, or take any other action on behalf of the Company that requires the consent, approval, vote or action of the Company as a member of any Company Subsidiary, if any, with respect to any of the matters described in (i) through (xv) of this Section 5.1(b), including without limitation, amending or modifying the operating agreement of any Company Subsidiary and the execution and delivery by the Company of the operating agreement of any Company Subsidiary.

No Person dealing with the Managers shall be required to determine its authority to make any commitment or undertaking on behalf of the Company, nor to determine any fact or circumstance bearing upon the existence of its authority. In addition, no purchaser of any asset owned by the Company shall be required to determine the sole and exclusive authority of any Managers to sign and deliver on behalf of the Company any such instrument of transfer, or to see the application of distribution of revenues or proceeds paid or credited in connection therewith, unless those purchasers shall have received written notice from the Company affecting the same.

5.2 Action Requiring Member Approval. Notwithstanding the provisions of Section 5.1, above, any Major Decision shall require the approval of the Managers and a Majority in Interest of the Members (including holders of Class A Units, Class B Units and Class C Units) voting as group, not separately as a class, except as provided in Section 12.5 with respect to certain amendments.

5.3 Number and Qualifications. There shall initially be two (2) Managers of the Company. The names of the Managers are listed on Exhibit A hereto and made a part hereof, as amended upon any change of Manager. The number of Managers of the Company may be fixed from time to time by the affirmative vote of a Majority in Interest of the Members holding Class A Units, but in no instance shall any decrease in the number of Managers have the effect of shortening the term of any incumbent Manager. Managers need not be residents of the State of North Carolina or Members of the Company.

5.4 Term of Office. Each Manager shall hold office until the death or dissolution of such Manager, or until his or its resignation or removal from office in the manner provided in this Agreement or in the Act.

5.5 Resignation. Any Manager of the Company may resign at any time by giving written notice to all of the Members of the Company. The resignation of any Manager shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

5.6 Removal. At any special meeting of the Members holding Class A Units called expressly for that purpose, all or any lesser number of Managers may be removed at any time, for Cause or without Cause, by the affirmative vote of a Majority in Interest of the Members holding Class A Units. In case any vacancy so created shall not be filled by the Members holding Class A Units at such meeting, such vacancy may be filled by the Managers as provided in Section 5.7. At any special meeting of the Members called expressly for that purpose, all or any lesser number of Managers may be removed at any time, only for Cause, by the affirmative vote of a Two-Thirds Interest of the Members (including holders of Class A Units, Class B Units and Class C Units) voting as group, not separately as a class. In case any vacancy so created shall not be filled by the Members at such meeting, such vacancy may be filled by the Managers as provided in Section 5.7.

5.7 Vacancies. Any vacancy occurring for any reason in the Managers of the Company may be filled by the affirmative vote of the Managers, except for a vacancy occurring in the Managers by reason of an increase in the number of Managers, which shall be filled by the affirmative vote of a Majority in Interest of Members holding Class A Units at a special meeting of the Class A Members called for that purpose.

5.8 Inspection of Books and Records. Any Manager shall have the right to examine all books and records of the Company for a purpose reasonably related to such Manager's position as a Manager.

5.9 Compensation. Except for contract or agreements obligating the Company to pay reasonable compensation to the Managers for their provision of day-to-day services on behalf of the Company for services unrelated to their duties and responsibilities as Managers, the compensation of the Managers of the Company and their Affiliates shall be determined from time

to time by an affirmative vote of a Majority in Interest of the Members or by contract approved by an affirmative vote of a Majority in Interest of the Members. The Managers shall be entitled to reimbursement for all expenses of the Company incurred or paid by them on behalf of the Company, including travel, the actual cost of goods and materials used by the Company, legal fees, and accounting and bookkeeping fees charged to the Company.

ARTICLE VI - MEETINGS OF MANAGERS

6.1 Annual or Regular Meeting of Managers. There shall be no regularly scheduled meeting of Managers unless the Managers, by action of the Managers, resolve to meet at a regularly scheduled time.

6.2 Special Meetings of Managers. If there is more than one Manager, special meetings of the Managers may be called from time to time by at least one-third (1/3) of the Managers at such time and place designated in the notice of meeting.

6.3 Notice of Meeting. Notice of all meetings of Managers, unless waived by attendance or by written consent, shall be given at least two (2) business days before the date of such meeting. Said notice shall state that the meeting shall be held at the principal place of business of the Company or any other place within the State of North Carolina appropriate for holding such a meeting, the date and hour of the meeting, and its purpose or purposes. Absent the written consent of a Majority of the Managers to take other action, the business transacted at such special meeting shall be limited to such purpose or purposes as stated in the notice. A Manager's attendance at or participation in a meeting waives any required notice to such Manager of the meeting unless such Manager, at the beginning of the meeting (or promptly upon the Manager's arrival) objects to holding the meeting or transacting business at the meeting and does not thereafter vote for or assent to action taken at the meeting.

6.4 Action by Managers at Meeting; Voting. Action by the Managers at a duly called regular or special meeting shall be governed by the following terms and conditions:

(a) Every act or decision done by the Managers shall require approval of a Majority of the Managers.

(b) Managers may participate in any meeting of the Managers remotely either by means of conference telephone, via the Internet, or similar communications equipment, provided all persons participating in the meeting can hear one another, and such participation in a meeting shall constitute presence in person at the meeting.

(c) All votes required of Managers hereunder may be by voice vote unless a written ballot is requested, which request may be made by any one Manager.

6.5 Consent Action. All actions of the Managers which require the approval of more

than one Manager may be taken by written consent without a meeting. Any such action which may be taken by the Managers without a meeting shall be effective only if the consents are in writing (which writing may be electronic, such as by e-mail), set forth the action so taken, and are signed (including an electronic signature that complies with the Uniform Electronic Transactions Act as adopted in North Carolina) by the number of Managers required by this Agreement to take such action. Prompt notice of any actions taken without a meeting by less than unanimous written consent shall be given to those Managers that did not consent thereto in writing and that, if the actions had been taken at a meeting held on the date of such consent, would have been entitled to vote thereon.

ARTICLE VII - LIMITATION OF LIABILITY AND INDEMNIFICATION OF MANAGERS, MEMBERS AND COMPANY OFFICIALS

7.1 Limitation of Liability. No Manager or Company Official shall be liable to the Company or any Interest Owner for any act or omission in such Manager's or Company Official's capacity as a Manager or Company Official, including acts or omissions occurring prior to the date this provision becomes effective, provided that in connection with such act or omission such Manager or Company Official discharged its duties in good faith reliance on the provisions of this Agreement, so long as such action or omission does not constitute fraud, bad faith, gross negligence, misappropriation, willful misconduct or a material breach of this Agreement by such Manager or Company Official or a knowing violation of the provisions of this Agreement.

7.2 Good Faith Reliance. In discharging its duties, a Manager or Company Official shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements (including financial statements and information, opinions, reports or statements as to the value or amount of the assets, liabilities, Net Income or Net Losses of the Company or any facts pertinent to the existence and amount of assets from which distributions might properly be paid) of the following Persons or groups: (i) a Member; (ii) one or more officers or employees of the Company; (iii) any attorney, independent accountant, appraiser or other expert or professional employed or engaged by or on behalf of the Company; or (iv) any other Person selected in good faith by or on behalf of the Company, in each case as to matters that such relying Manager or Company Official reasonably believes to be within such other Person's professional or expert competence.

7.3 Indemnification. To the fullest extent permitted by the Act, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement, only to the extent that such amendment, substitution or replacement permits the Company to provide broader indemnification rights than the Act permitted the Company to provide prior to such amendment, substitution or replacement), the Company shall indemnify, hold harmless, defend, pay and reimburse any Covered Person against any and all losses, claims, damages, judgments, fines or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines or liabilities, and any amounts expended in settlement of any claims (collectively, "Losses") to which such Covered Person may become subject by reason of:

(a) any act or omission or alleged act or omission performed or omitted to be performed on behalf of the Company or any Member in connection with the Company Purpose; or

(b) such Covered Person being or acting in connection with the Company Purpose as a member, stockholder, Affiliate, manager, director, officer, employee or agent of the Company, any Member, or any of their respective Affiliates, or that such Covered Person is or was serving at the request of the Company as a member, manager, director, officer, employee or agent of any Person including the Company;

provided, that (x) such Covered Person acted in good faith and in a manner reasonably believed by such Covered Person to be in, or not opposed to, the best interests of the Company, and (y) such Covered Person's conduct did not constitute fraud, bad faith, gross negligence, misappropriation, willful misconduct or a material breach of this Agreement by such Covered Person or a knowing violation of the provisions of this Agreement.

7.4 Reimbursement. The Company shall promptly reimburse (and/or advance to the extent reasonably required) each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend or defending any claim, lawsuit or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to Section 7.3 *provided*, that if it is finally judicially determined that such Covered Person is not entitled to the indemnification provided by Section 7.3, then such Covered Person shall promptly reimburse the Company for any reimbursed or advanced expenses.

7.5 Other Rights. The indemnification provided by this Agreement shall: (i) not be deemed exclusive of any other rights to which a Covered Person seeking indemnification may be entitled under any statute, agreement, vote of Members or disinterested Managers, or otherwise, both as to action in official capacities and as to action in another capacity while holding such office; (ii) continue as to a Person who ceases to be a Covered Person; (iii) inure to the benefit of the Successors of a Covered Person; and (iv) not be deemed to create any rights for the benefit of any other Person.

7.6 Report to Members. The details concerning any action to limit the liability, indemnify or advance expenses to a Manager, Member or other Person, taken by the Company shall be reported in writing to the Members with or before the notice or waiver of notice of the next Members' meeting or with or before the next submission to Members of a consent to action without a meeting or, if sooner, separately within ninety (90) days immediately following the date of the action.

ARTICLE VIII - CONTRIBUTIONS TO CAPITAL ACCOUNTS; LOANS

8.1 Capital Contribution(s).

(a) **Ownership Interests; Capitalization Schedule**. The Managers shall create and maintain the Capitalization Schedule that sets forth the identity of each Interest Owner, the Ownership Interest held by each Interest Owner (expressed in classes of Units), and the total Capital Contribution of each Interest Owner as of such Capitalization Schedule. The Capitalization Schedule attached hereto as Schedule I sets forth the names of the Interest Owners, their respective Capital Contributions and Ownership Interests as of the date hereof. Any changes to such schedule made by the Managers pursuant to Section 8.1(a) shall not constitute an amendment to this Agreement.

(b) **Additional Issuances of Ownership Interests**. Notwithstanding the provisions of Section 57D-5-04(a)(2) of the Act, at any time and from time to time, the Managers shall have the power and authority to (a) issue any Ownership Interests to any Person and admit a Person as a Member, and (b) accept increases in the Capital Contributions of existing Members, in each case at one or more subsequent closings held on such dates as may be designated by the Managers. The issuance of Ownership Interests may be made in exchange for such cash, property, or services, and on such other terms and conditions, as the Managers shall determine. A Person to whom Ownership Interests have been issued shall not become a Member hereunder or a member of the Company for purposes of the Act, with the rights and privileges associated therewith, until such Person becomes a party to this Agreement by executing the Joinder Certificate attached as Schedule III. Persons acquiring Ownership Interests from the Company after the date hereof shall make a Capital Contribution in an amount determined by the Managers, which Capital Contribution shall be set forth in an amended Schedule I and attached hereto.

(c) Upon approval of the terms thereof by the Managers, any Member may make a loan to the Company upon commercially reasonable terms. Loans by a Member to the Company shall not be considered Capital Contributions.

8.2 Capital Accounts.

(a) The Company shall maintain a separate capital account (each a "Capital Account") for each Interest Owner pursuant to Exhibit B attached hereto and this Section 8.2. The initial Capital Account of each Interest Owner shall be the initial Capital Contribution of such Interest Owner.

(b) The provisions of this Section 8.2, Exhibit B and other portions of this Agreement relating to the proper maintenance of Capital Accounts are designed to comply with the requirements of Treasury Regulations Section 1.704-1(b). The Interest Owners intend that such provisions be interpreted and applied in a manner consistent with such Treasury Regulations. The Manager is authorized to modify the manner in which the Capital Accounts are maintained if the Manager determines that such modification (i) is required or prudent to comply with the Treasury Regulations and (ii) is not likely to have a material effect on the amounts distributable to any Interest Owner upon the dissolution of the Company.

8.3 Withdrawal or Reduction of Interest Owners' Contributions to Capital.

(a) No Interest Owner shall have the right to withdraw all or any part of its Capital Contribution or to receive any return on any portion of its Capital Contribution, except as may be otherwise specifically provided in this Agreement. Under circumstances involving a return of any Capital Contribution, no Interest Owner shall have the right to receive property other than cash.

(b) Except as hereinafter set forth, no Interest Owner shall have priority over any other Interest Owner, either as to the return of Capital Contributions or as to Net Income, Net Losses or distributions; provided that this subsection shall not apply to loans (as distinguished from Capital Contributions) which an Interest Owner has made to the Company.

8.4 Liability of Interest Owners. No Interest Owner shall be liable for the debts, liabilities or obligations of the Company beyond its respective Capital Contribution.

ARTICLE IX - ALLOCATIONS, DISTRIBUTIONS, ELECTIONS AND REPORTS

9.1 Allocations. Subject to Exhibit C attached hereto, for purposes of maintaining Capital Accounts, Net Income, or Net Loss, if any, for a Fiscal Year or other period, shall be allocated among the Interest Owners in such ratio or ratios as may be required to cause the balances of the Interest Owners' respective Economic Capital Accounts to be as nearly equal to their respective Target Balances as possible, consistent with compliance with Code Section 704(b).

9.2 Distributions.

(a) **Distributable Operating Cash**. The Managers shall distribute Distributable Operating Cash at such times and in such amounts as the Managers so determine, in their sole discretion. Subject to the foregoing, Section 9.3, and Tax Distributions pursuant to Section 9.2(d), all distributions of Distributable Operating Cash shall be made to the Interest Owners in the following order of priority:

(i) First, eighty percent (80%) to the Interest Owners who hold Class C Units in proportion to their Ownership Interests and twenty percent (20%) to the Interest Owners who hold Class A Units and Class B Units in proportion to their respective Ownership Interests until the Net Capital Contributions of all holders of Class C Units have been reduced to zero; and

(ii) Second, to the Interest Owners in proportion to the Interest Owners' Ownership Interests.

(b) **Capital Proceeds**. The Managers shall distribute Capital Proceeds at such times and in such amounts as the Managers so determine, in their sole discretion. Subject to the foregoing, Section 9.3, and Tax Distributions pursuant to Section 9.2(d), Subject to the foregoing and Section 9.3, all distributions of Capital Proceeds shall be made to the Interest Owners in the following order of priority:

(i) First, eighty percent (80%) to the Interest Owners who hold Class C Units in proportion to their Ownership Interests and twenty percent (20%) to the Interest Owners who hold Class A Units and Class B Units in proportion to their respective Ownership Interests until the Net Capital Contributions of all holders of Class C Units have been reduced to zero; and

(ii) Second, to the Interest Owners in proportion to the Interest Owners' Ownership Interests.

(c) **Change of Control Proceeds**. Although Change of Control Proceeds are not distributed by the Company to Interest Owners as a distribution of Capital Proceeds pursuant to Section 9.2(b), it is the intention of the parties to this Agreement that Change of Control Proceeds be allocated and paid to the Interest Owners as if they were paid to the Company and then distributed by the Company to the Interest Owners in the same manner as distributions are made under Section 9.2(b). In furtherance of the foregoing, the Interest Owners agree that Distributions of Change of Control Proceeds to Interest Owners with respect to their Award Units shall also be subject to 9.3(b).

(d) **Tax Distributions**.

(i) Notwithstanding Sections 9.2(a) and 9.2(b), if the total distributions of cash and/or other property (based on the fair market value of such other property) that otherwise would be distributable to any Interest Owner with respect to a year (either during such year or within ninety (90) days thereafter and identified as being with respect to the immediately preceding year) under this Agreement, but without regard to this Section 9.2(d), are less than an amount equal to the aggregate state and federal income tax liability such Interest Owner would have incurred as a result of such Interest Owner's allocable share of the Company's Net Income for such year, then the Managers shall use their best efforts to cause the Company to make, by ninety (90) days after the end of such year, distributions in cash (to the extent available) under this Section 9.2(d) (such distributions being referred to as the "Tax Distributions") to all such Interest Owners in the amount of, and in proportion to, their amounts of such underage. For purposes of this Section 9.2(d), each Interest Owner's aggregate income tax liability with respect to such Net Income shall be calculated: (i) as if such Interest Owner were (A) a natural human being resident in the State of North Carolina, (B) taxable at the maximum combined effective rate provided for under applicable federal and North Carolina state income tax laws (as determined from time to time by the Managers in their reasonable judgment after consulting with tax advisors to the Company) with respect to such taxable income, taking into account the character of the items of Net Income; and (ii) as if allocations from the Company were, for such year, the sole source of income and loss for such Member. If the total distributions that otherwise would be distributed with respect to a year to each Interest Owner under this Agreement, without regard to this Section 9.2(d), are sufficient to satisfy the minimum amounts of Tax Distributions required to be paid to each Member under this Section 9.2(d), then no Tax Distributions will be paid for such year, and distributions for such year will be payable pursuant to the other provisions of this Agreement. Furthermore, no Tax Distributions are

to be paid in connection with the dissolution and liquidation of the Company.

(ii) Tax Distributions may be made during a year to enable the Interest Owners to satisfy estimated tax liabilities with respect to Net Income of the Company (and not otherwise covered by distributions) during such year, and such Tax Distributions shall be treated during such year as advances (and not distributions). If such advances or portions thereof are required to be returned at the end of a year (after review of such Member's share of the Company's Net Income for which Tax Distributions are distributable), such portions shall be returned promptly to the Company without interest. Any portion of such advance not required to be returned at the end of the year shall be deemed a Tax Distribution at that time.

9.3 Limitation Upon Distributions.

(a) No distribution shall be declared and paid if payment of such distribution would cause the Company to violate any limitation on distributions provided in the Act.

(b) It is the intention of the parties to this Agreement that distributions to Interest Owners with respect to their Award Units be limited to the extent necessary so that the related Ownership Interest constitutes a Profits Interest. In furtherance of the foregoing, and notwithstanding anything to the contrary in this Agreement, the Managers shall, if necessary, limit any distributions to any Interest Owners with respect to their Award Units so that such distributions do not exceed the available profits in respect of such Interest Owner's related Profits Interest. For purposes of this Section 9.3(b) only, "distributions" shall include Change of Control Proceeds. Available profits in respect of an Interest Owner's related Profits Interest means the aggregate amount of profit and unrealized appreciation in all of the assets of the Company between the date of issuance of such Award Units and the date of such distribution but only to the extent that such profit and unrealized appreciation exceeds the Profits Interest Hurdle applicable to such Award Units. In the event that an Interest Owner's distributions with respect to its Award Units are reduced pursuant to the preceding sentence, an amount equal to such excess distributions shall be treated as instead apportioned to the Interest Owners who have no Profits Interest Hurdle or who have met their Profits Interest Hurdle, pro rata in proportion to their Ownership Interests.

9.4 Allocations for Tax Purposes. Except as otherwise provided herein, each item of Net Income or Net Loss of the Company shall be allocated to the Interest Owners in the same manner as such allocations are made for book purposes pursuant to Section 9.1. In the event of a Transfer of, or other change in, an Ownership Interest in the Company during a Fiscal Year, each item of taxable income and loss shall be prorated in accordance with Section 706 of the Code, using any convention permitted by law and selected by the Managers.

9.5 Tax Status, Elections and Modifications to Allocations.

(a) Notwithstanding any provision contained in this Agreement to the contrary, solely for federal income tax purposes, each of the Interest Owners hereby recognizes that the Company

will be subject to all provisions of Subchapter K of the Code; provided, however, that the filing of all required returns thereunder shall not be construed to extend the purposes of the Company or expand the obligations or liabilities of the Interest Owners.

(b) The Managers, in their sole discretion, may cause the Company to elect pursuant to Section 754 of the Code and the Treasury Regulations to adjust the basis of the Company assets as provided by Section 743 or 734 of the Code and the Treasury Regulations thereunder. The Company shall make such elections for federal income tax purposes as may be determined by the Managers, acting in their sole and absolute discretion.

(c) The Managers shall prepare and execute any amendments to this Agreement necessary for the Company to comply with the provisions of Treasury Regulations Sections 1.704-1(b), 1.704-1(c) and 1.704-2 upon the happening of any of the following events: (i) incurring any liability which constitutes a "nonrecourse liability" as defined in Treasury Regulations Section 1.704-2(b)(3) or a "partner nonrecourse debt" as defined in Treasury Regulations Section 1.704-2(b)(4); (ii) the contribution or distribution of any property, other than cash, to or by the Company; or (iii) the revaluation of partnership property pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(*f*).

9.6 Company Representative and Tax Audits.

(a) General. The Managers shall designate amongst themselves one Manager as the "Company Representative" who shall serve as the "partnership representative" pursuant to Section 6223(a) of the Code as in effect pursuant to the Bipartisan Budget Act of 2015 (the "Budget Act") for the purposes set forth in Sections 6221 through 6241 of the Code as in effect pursuant to the Budget Act. Any reference in this Section 9.6(a) to a section of the Code is to such section as amended by the Budget Act and any corresponding provision of state or local law, as the same may be amended from time to time. As long as the designated Company Representative is serving as a Manager, and the Managers do not designate another Manager as Company Representative such Manager shall be the Company Representative. If the Manager is removed as Manager pursuant to Section 5.6, the Company Representative may be replaced by the Managers or if there are no Managers by the affirmative vote of a Majority in Interest of the Members. The Company Representative shall take any and all action required under the Code or Regulations, as in effect from time to time, to designate such Manager or its Successor as the partnership representative under Section 6223 of the Code.

(b) Actions of Company Representative and Manager, Interest Owner Cooperation. The Company Representative may, in its sole and absolute discretion, but to the extent permitted under the Code and Treasury Regulations, make the election under Section 6221(b) to elect out of Sections 6221-6241 of the Code. Furthermore, from and after the effective time of the Budget Act, the Company Representative may take the following actions: (i) provide information and documentation and take any other action to reduce any Company level assessment under Section 6225(c) of the Code; (ii) make an election under Section 6226 of the Code to push out the liability for assessments against the Company to the Interest Owners; or (iii) settle any audit with the

Internal Revenue Service concerning any partnership adjustment within the meaning of Section 6231 of the Code. The Interest Owners shall take such actions requested by the Company Representative consistent with any elections made or actions taken by the Company or the Company Representative in accordance with this Section 9.6(b).

(c) Company Taxes, Interest or Penalties. In the event of any Company assessments for taxes, interest or penalties under Section 6225 of the Code and applicable authority issued thereunder and corresponding provisions of state or local law, the Company Representative may determine apportionment of responsibility for payment of such Company assessments among the current or former Interest Owners, and set aside reserves from the cash of the Company, withhold distributions of cash to the Interest Owners, and require current or former Interest Owners to make cash payments to the Company for their share of Company level assessments. Each Interest Owner agrees to pay to the Company the Interest Owner's share, as so determined by the Company Representative, of any Company level assessments under Section 6225 of the Code. The Company Representative shall have the discretion to determine the characterization and treatment of any payments or offsets made by or on behalf of the Company or any Interest Owner in respect of Company level assessments under Section 6225 of the Code, including without limitation, any amount paid by the Company that is attributable to an Interest Owner or former Interest Owner as determined by the Company Representative that the Interest Owner has not paid as required by the Company Representative.

(d) Notification. The Company Representative shall promptly notify and keep the Interest Owners informed of any audit or examination initiated by any taxing authority and any other administrative or judicial proceeding relating to tax matters affecting the Company and the Interest Owners. The Company Representative shall within five (5) calendar days after the receipt of any correspondence or communication relating to the Company or an Interest Owner from the Internal Revenue Service or any state, local or foreign taxing authority, forward to each Interest Owner a photocopy of all such correspondence or communication(s).

(e) Third Party Costs and Expenses. All third party costs and expenses (including legal and accounting fees and expenses) incurred by the Company Representative in performing its duties as such or the Company in connection with any audit of the Company by the Internal Revenue Service or any state or local taxing authority shall be borne by the Company

(f) Survival. The provisions of this Section 9.6 and the obligations of an Interest Owner pursuant to Section 9.6(c) shall survive the termination, dissolution, liquidation and winding up of the Company and the withdrawal of such Interest Owner from the Company or Transfer of its Ownership Interest. The Company may pursue and enforce all rights and remedies it may have against each Interest Owner under this Section 9.6, including bringing a lawsuit for breach of this Agreement. A transferee of an Ownership Interest shall be subject to all of the restrictions, obligations and limitations of this Section 9.6 applicable to Interest Owners under this Agreement as if an original party to this Agreement.

9.7 Records and Reports. At the expense of the Company, the Managers shall maintain records and accounts of all operations and expenditures of the Company. The Company

shall keep at its principal place of business the records required by the Act to be maintained there.

9.8 Books of Account.

(a) The Company shall maintain the Company's books and records and shall determine all items of Net Income and Net Loss in accordance with the method of accounting selected by the Managers, consistently applied. All of the records and books of account of the Company, in whatever form maintained, shall at all times be maintained at the principal office of the Company and shall be open to the inspection and action of the Members or their representatives during reasonable business hours. Such right may be exercised through any agent or employee of a Member designated by it or by an attorney or independent certified public accountant designated by such Member. Such Member shall bear all expenses incurred in any examination made on behalf of such Member.

(b) All expenses in connection with the keeping of the books and records of the Company and the preparation of audited or unaudited financial statements required to implement the provisions of this Agreement or otherwise needed for the conduct of the Company's business shall be borne by the Company as an ordinary expense of its business.

9.9 Company Tax Return and Annual Statement. The Managers shall cause the Company to file a Federal income tax return and all other tax returns required to be filed by the Company for each Fiscal Year or part thereof, and shall provide to each Person who at any time during the Fiscal Year was an Interest Owner with an annual statement (including a copy of Schedule K-1 to Internal Revenue Service Form 1065) indicating such Interest Owner's share of the Company's income, loss, gain, expense and other items relevant for federal income tax purposes. Such annual statement may be audited or unaudited as required by the Managers.

9.10 Bank Accounts. The bank account or accounts of the Company shall be maintained in the bank approved by the Managers. The terms governing such accounts shall be determined by the Managers and withdrawals from such bank accounts shall only be made by the Managers.

ARTICLE X - TRANSFERABILITY OF OWNERSHIP INTERESTS; ADMISSION OF MEMBERS

10.1 Restriction on Transfer. Except as provided in, or otherwise in accordance with, Sections 10.2 and 10.3, no Interest Owner may Transfer an Ownership Interest already owned or hereafter acquired by such Interest Owner and no such Ownership Interest may be Transferred as part of an Involuntary Transfer. In order to effectuate the purpose of this Section 10.1, each Interest Owner agrees that to the extent its Ownership Interest is at any time held by any Person which is an entity, such Interest Owner will seek to Transfer its Ownership Interest only through a direct Transfer of such Ownership Interest in the manner contemplated in this Article X, and that no Transfer of any stock, ownership, membership, partnership or other

beneficial interest in any such entity which holds the Ownership Interest in the Company will be effected, directly or indirectly, unless approved as provided in this Article X. Each Interest Owner acknowledges and agrees (i) that its Ownership Interest may be subject to additional restrictions on Transfer pursuant to applicable federal, state or non-U.S. securities laws, rule or regulation and as set forth in any subscription document or other agreement applicable to such Ownership Interests (including without limitation any Award Agreement with respect to Class B Units)(each, a "Subscription Agreement") and (ii) exercise of such Interest Owner's rights set forth in this Article X may be further limited or prohibited by such applicable law, rule or regulation.

10.2 Permitted Transfers.

(a) Unless otherwise prohibited by any Subscription Agreement, an Interest Owner may Transfer its Ownership Interest to a Permitted Transferee. An Interest Owner may also Transfer its Ownership Interest, including in a Drag-along Sale pursuant to Section 10.5, with the prior written approval of the Managers to any other Person provided such Transfer is closed within ninety (90) days of receipt of such approval. Except as provided in the preceding two sentences of this Section 10.2(a), an Interest Owner may Transfer its Ownership Interest only if such Interest Owner complies with the following:

(i) In the event that any Interest Owner enters into negotiations to Transfer all or any Ownership Interests owned by it, such Interest Owner shall, in addition to complying with any other restrictions and conditions set forth herein, promptly so notify the Company and, from time to time inform the Company of the nature and circumstances of the negotiations with respect to such Transfer. When and if any such Interest Owner decides to Transfer all or any Ownership Interests owned by it, such Interest Owner (the "Transferring Interest Owner") shall promptly deliver to the Company a written notice of the terms and conditions of the Transfer, including the name of the proposed transferee and a statement to the effect that, unless the Company exercises its rights granted in this Section 10.2, the Transferring Interest Owner will Transfer its Ownership Interests in accordance with the terms and conditions of such Transfer ("First Notice"). At any time during the first forty-five (45) calendar days following its receipt of the First Notice, the Company (if approved by the Managers, not including any Manager who is a Transferring Interest Owner) or any Company ROFR Assignee, may give the Transferring Interest Owner notice of exercise of its right to purchase all, but not less than all, of the Ownership Interests which the Transferring Interest Owner has given notice of its intention to Transfer (the "Second Notice"). If the Transferring Interest Owner shall timely receive the Second Notice, it shall consummate such transaction with the Company or Company ROFR Assignee, if any, on the same terms and conditions specified in the First Notice.

(ii) If the Transferring Interest Owner shall not timely receive a Second Notice from either the Company or a Company ROFR Assignee, it shall have the right to Transfer all, but not less than all, of the Ownership Interests offered for Transfer in the First Notice to the third party who has agreed to accept a Transfer or who is otherwise a transferee of the Transfer, on the terms and conditions set out in the First Notice; provided, however,

that the Transferring Member and the third party transferee comply with Section 10.3 herein and provided that such Transfer or the terms and conditions thereof do not violate any other provision of this Agreement. Such Ownership Interests, whether or not sold pursuant to this Section 10.2, shall continue to be subject to the covenants, limitations, obligations and restrictions set out herein.

(iii) If the Transferring Interest Owner shall fail to close the Transfer to the third party transferee within sixty (60) days following the expiration of the forty-five (45) day time period within which the Company or any Company ROFR Assignee must give the Second Notice, the Transferring Interest Owner shall not be permitted to Transfer its Ownership Interests without again first following the procedure set forth in this Section 10.2(a).

(b) Upon the occurrence of any event that would cause any Ownership Interest owned by an Interest Owner (an "Involuntary Selling Interest Owner") to be Transferred by Involuntary Transfer, such Interest Owner (or its Successor) shall give the Company written notice thereof (the "Notice of Involuntary Transfer") stating the terms of such Involuntary Transfer, the identity of the transferee or proposed transferee, the price or other consideration, if readily determinable, for which the Ownership Interests are proposed to be or have been Transferred and the amount of the Ownership Interests that are the subject of such Involuntary Transfer (the "Involuntary Transfer Ownership Interests"). After its receipt of the Notice of Involuntary Transfer, or failing such receipt, after the Company otherwise obtains actual knowledge of such a proposed or completed Involuntary Transfer, the Company or any Company ROFR Assignee shall have the right and option to purchase all or any portion of the Involuntary Transfer Ownership Interests, which right shall be exercised (if approved by the Managers, not including any Manager who is an Involuntary Selling Interest Owner) by written notice (the "Company Involuntary Transfer Notice") given by the Company or any Company ROFR Assignee to the Involuntary Selling Interest Owner (or the transferee of such Involuntary Transfer Ownership Interests following the occurrence of any Involuntary Transfer), within thirty (30) days following the later of (i) the Company's receipt of the Notice of Involuntary Transfer or, failing such receipt, the Company's obtaining actual knowledge of such proposed or completed Transfer, and (ii) the date of such Involuntary Transfer.

Any purchase pursuant to this Section 10.2(b) shall be at the price and on the terms applicable to such Involuntary Transfer. If the nature of the event giving rise to such Involuntary Transfer is such that no readily determinable consideration is to be paid for or assigned to the Transfer of the Involuntary Transfer Ownership Interests, the price to be paid by the Company or the Company ROFR Assignee, as applicable, for the Involuntary Transfer Ownership Interests shall be the Fair Market Value thereof.

(c) Closing of Purchase and Sale.

(i) The closing of any purchase and sale of Ownership Interests pursuant to this Article X the shall take place at the principal offices of the Company on the ninetieth (90th) day following the end of the Second Notice period set forth in Section 10.2(a) above, or in

the case of an Involuntary Transfer, by the later of (A) the ninetieth (90th) day following the date the Company or any Company ROFR Assignee gives the Company Involuntary Transfer Notice, or (B) the thirtieth (30th) day following the date Fair Market Value has been determined, if such determination is required.

(ii) At the closing of any purchase and sale, the Transferring Interest Owner (or its Successor) shall, concurrently with tender and receipt of the applicable purchase price, deliver to the purchaser or purchasers evidence of free and clear title of the Ownership Interests as reasonably requested by the purchaser or purchasers, together with the Interest Owner's resignation as a Manager of the Company (if the Interest Owner shall be a Manager of the Company).

(d) The Company may assign its rights under Section 10.2(a) and Section 10.2(b) to purchase the Ownership Interests of the Transferring Interest Owner or Involuntary Selling Interest Owner as set forth in the First Notice or the Notice of Involuntary Transfer, as applicable, to any Person, including any holder of Class A Units (such Person, a "Company ROFR Assignee").

10.3 Conditions to Any Transfer. Each Interest Owner shall, prior to any Transfer of such Interest Owner's Ownership Interests, in addition to complying with any of the restrictions, conditions and requirements contained herein, comply fully with the following terms and conditions:

(a) The transferee or assignee of the Ownership Interests shall acquire and hold its Ownership Interests subject to the terms of this Agreement and subject to the terms of any applicable Subscription Agreement and shall be or shall become a party to this Agreement and to any applicable Subscription Agreement by executing the Joinder Certificate and delivering said Joinder Certificate to a Manager.

(b) Unless such requirement is waived by the Managers, and the Company and the Members shall have received an indemnification agreement, in form and substance satisfactory to the Company from the Interest Owner making the Transfer, indemnifying the Company and the Members from and against any and all damages, losses and liabilities of any kind that they may incur, including cost of defense, as a result of or arising out of the Transfer of the Ownership Interests.

(c) Unless such requirement is waived by the Managers, the Company shall have received an opinion of counsel, at the expense of the Interest Owner making the Transfer, in form and substance satisfactory to the Company, that the Transfer of the Ownership Interests has been made in accordance with applicable securities laws;

(d) The Transferring Interest Owner shall pay all costs and expenses of the Company, including attorneys' fees, arising from the Transfer and the admission, if any, of the transferee or assignee as a Member of the Company.

(e) The Transferring Interest Owner shall execute and deliver to the Company a release

agreement by which the Transferring Interest Owner acknowledges and agrees that as of the date of the closing of the Transfer of the Transferring Interest Owner's Ownership Interest, the Transferring Interest Owner shall have no further rights to distributions of Distributable Operating Cash, Capital Proceeds, no further rights to receive any payment or other consideration from the Company or any other Interest Owner on account of such Ownership Interest (other than as set forth in any agreement for Transfer of such Interest Owner's Ownership Interest), no right to vote as a Member of the Company and shall have no further rights or privileges of an Interest Owner as provided by law, the Act, this Agreement or the Articles of Organization except the right to indemnification pursuant to Section 7.2 to the extent such right arises prior to the closing of the Transfer of such Interest Owner's Ownership Interest.

10.4 Payment of Purchase Price

(a) The purchase price for Ownership Interests purchased pursuant to Section 10.2(a) shall be paid in accordance with the terms and conditions set forth in the First Notice.

(b) The purchase price for Ownership Interests purchased pursuant to Section 10.2(b) shall be paid in accordance with one of the following manners, at the option of the purchaser(s):

(i) In installments as follows: ten percent (10%) of the purchase price shall be paid at the closing of the purchase and sale of the Ownership Interests, and ninety percent (90%) shall be paid in five (5) equal, annual installments, the first installment to be paid on the first anniversary of the closing of the purchase and sale. The deferred balance of the purchase price in each case shall be evidenced by a promissory note of the purchaser(s) bearing interest at a fixed annual rate equal to the Wall Street Journal Prime Rate at the time of the closing.

(ii) One hundred percent (100%) of the purchase price may be paid at the closing of the purchase and sale.

10.5 Drag-along Rights

(a) Subject to receipt of prior written approval of the Managers of Transfers as provided in Section 10.2, if a Member, or group of Members and their Affiliates, who hold more than fifty percent (50%) of the Class A Units (the "Selling Class A Member"), receives a bona fide offer from an Independent Third Party to consummate, in one transaction or a series of related transactions, a Change of Control (a "Drag-along Sale"), the Selling Class A Member shall have the right to require that each other Interest Owner (each, a "Drag-along Interest Owner") participate in such sale in the manner set forth in this Section 10.5. Notwithstanding anything to the contrary in this Agreement, each Drag-along Interest Owner shall vote in favor of the transaction and take all actions to waive any dissenters, appraisal or other similar rights.

(b) The Selling Class A Member shall exercise its rights pursuant to this Section 10.5 by delivering a written notice (the "Drag-along Notice") to the Company and each Drag-along

Interest Owner no more than twenty (20) days after the execution and delivery by all of the parties thereto of the definitive agreement entered into with respect to the Drag-along Sale and, in any event, no later than twenty (20) days prior to the closing date of such Drag-along Sale. The Drag-along Notice shall make reference to the Selling Class A Member's rights and obligations hereunder and shall describe in reasonable detail:

(i) the name of the Person to whom such Ownership Interest are proposed to be sold;

(ii) the proposed date, time and location of the closing of the sale;

(iii) the percentage of the Selling Class A Member's Ownership Interest to be sold by the Selling Class A Member, the purchase price and the other material terms and conditions of the Drag-along Sale, including a description of any non-cash consideration in sufficient detail to permit the valuation thereof; and

(iv) a copy of any form of agreement proposed to be executed in connection therewith.

(c) Subject to Section 10.5(d), each Drag-along Interest Owner shall sell in the Drag-along Sale the same percentage of Ownership Interest held by the Drag-along Interest Owner that the Selling Class A Member proposes to sell or transfer in the Drag-along Sale. For example and by way of illustration only, if the Selling Class A Member proposes to sell 15% of its Ownership Interest in a Drag-along Sale, then the Drag-along Interest Owner shall also sell 15% of its Ownership Interest in the Drag-along Sale; if the Selling Class A Member proposes to sell 100% of its Ownership Interest in the Drag-along Sale, then the Drag-along Interest Owner shall also sell 100% of its Ownership Interest in the Drag-along Sale.

(d) The consideration to be received by a Drag-along Interest Owner shall be the same form and amount of consideration per percentage of Ownership Interest to be received by the Selling Class A Member (or, if the Selling Class A Member is given an option as to the form and amount of consideration to be received, the same option shall be given) and the terms and conditions of such sale shall, except as otherwise provided in the immediately succeeding sentence, be the same as those upon which the Selling Class A Member sells its Ownership Interest; provided however, each Drag-along Interest Owner agrees if the Managers determine in good faith that delivery of shares of capital stock or other securities (the "Future Securities") to such Drag-along Interest Owner pursuant to the provisions hereof would violate applicable law, rule or regulation, then the Drag-along Interest Owner's right to receive the same form of consideration or to make a choice about the form of consideration to be received) may be limited and such Drag-along Interest Owner may be required to accept a cash payment equal to the fair market value of such Future Securities, as determined in good faith by the Managers. Each Drag-along Interest Owner shall make or provide the same representations, warranties, covenants, indemnities and agreements as the Selling Class A Member makes or provides in connection with the Drag-along Sale (except that in the case of representations, warranties, covenants, indemnities and agreements pertaining

specifically to the Selling Class A Member, the Drag-along Interest Owner shall make the comparable representations, warranties, covenants, indemnities and agreements pertaining specifically to itself); provided, that all representations, warranties, covenants and indemnities shall be made by the Selling Class A Member and each Drag-along Interest Owner severally and not jointly and any indemnification obligation shall be pro rata based on the consideration received by the Selling Class A Member and each Drag-along Interest Owner, in each case in an amount not to exceed the aggregate proceeds received by the Selling Class A Member and each such Drag-along Interest Owner in connection with the Drag-along Sale.

(e) The fees and expenses of the Selling Class A Member incurred in connection with a Drag-along Sale and for the benefit of all Interest Owners (it being understood that costs incurred by or on behalf of a Selling Class A Member for its sole benefit will not be considered to be for the benefit of all Interest Owners), to the extent not paid or reimbursed by the Company or the Independent Third Party, shall be shared by all the Interest Owners on a pro rata basis, based on the consideration received by each Interest Owner; provided, that no Interest Owner shall be obligated to make any out-of-pocket expenditure prior to the consummation of the Drag-along Sale.

(f) Each Interest Owner shall take all actions as may be reasonably necessary to consummate the Drag-along Sale, including, without limitation, entering into agreements and delivering certificates and instruments, in each case, consistent with the agreements being entered into and the certificates being delivered by the Selling Class A Member.

(g) The Selling Class A Member shall have 120 days following the date of the Drag-along Notice in which to consummate the Drag-along Sale, on the terms set forth in the Drag-along Notice (which such 120 day period may be extended for a reasonable time not to exceed 180 days to the extent reasonably necessary to satisfy any closing requirements). If at the end of such period the Selling Class A Member has not completed the Drag-along Sale, the Selling Class A Member may not then effect a transaction subject to this Section 10.5 without again fully complying with the provisions of this Section 10.5.

10.6 Assignees of Ownership Interests. The term "Interest Owner" or "Interest Owners" as used in this Article X shall include all Persons who are present and future Interest Owners of the Company, except the term shall not include those Persons who acquire their Ownership Interests free from restrictions imposed by this Article X.

10.7 Admission of New Members. As a condition to becoming a Member, any Person to whom Ownership Interests have been Transferred pursuant to this Article X or to whom Ownership Interests have been issued by the Company, must execute the Joinder Certificate to this Agreement and deliver that executed Joinder Certificate to a Manager. Upon such execution of the Joinder Certificate, such Person shall become a Member if, and only if, (i) the Managers consent and (ii) all other conditions precedent to such membership as set forth in this Agreement have been complied with as of the date of execution and delivery of the Joinder Certificate to a Managers.

10.8 Market Standoff. To the extent requested by the Company or an underwriter of securities of the Company, the Interest Owners and any Permitted Transferee thereof shall not, without the prior written consent of the managing underwriters in the IPO (as hereafter defined), offer, sell, make any short sale of, grant or sell any option for the purchase of, lend, pledge, otherwise transfer or dispose of (directly or indirectly), enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership (whether any such transaction is described above or is to be settled by delivery of Ownership Interests or other securities, in cash, or otherwise), any Ownership Interests then owned by an Interest Owner or any transferee thereof, or enter into an agreement to do any of the foregoing, for up to 180 days following the effective date of the registration statement of the initial public offering of the Company (the "IPO") filed under the Securities Act. For purposes of this paragraph, "Company" includes any wholly owned subsidiary of the Company into which the Company merges or consolidates. The Company may place restrictive legends on the certificates, if any, representing the Ownership Interests subject to this Section 10.8 and may impose stop transfer instructions with respect to the Ownership Interests and any transferee thereof until the end of such period. Each Interest Owner and any transferee thereof shall enter into any agreement reasonably required by the underwriters to the IPO to implement the foregoing within any reasonable timeframe so requested. The underwriters for any IPO are intended third party beneficiaries of this Section 10.8 and shall have the right, power and authority to enforce the provisions of this Section 10.8 as though they were parties hereto.

ARTICLE XI – DISSOLUTION

11.1 Causes of Dissolution. The Company shall be dissolved only in the event that:

(a) the Managers and a Majority in Interest of the Members (including holders of Class A Units, Class B Units and Class C Units) voting as group, not separately as a class, agree to dissolve the Company; and

(b) the entry of a decree of judicial dissolution or the issuance of a certificate for administrative dissolution under the Act, unless in the case of the issuance of a certificate for administrative dissolution, the Company is reinstated in accordance with the Act.

11.2 Procedure in Dissolution and Liquidation.

(a) **Winding Up.** Upon the dissolution of the Company pursuant to Section 11.1 hereof, (i) the Company shall immediately commence to wind up its affairs and the Managers shall proceed with reasonable promptness to liquidate the business of the Company, (ii) the Managers shall cause Articles of Dissolution to be executed on behalf of the Company and filed with the Secretary of State, and (iii) a Manager shall execute, acknowledge and file any and all other instruments necessary or appropriate to reflect the dissolution of the Company.

(b) **Management Rights During Winding Up**. During the period of winding up the affairs of the Company, the rights and obligations of the Company set forth herein with respect to the management of the Company shall continue. For purposes of winding up, the Interest Owners shall cooperate in making decisions relating to the conduct of any business or operations during the winding up period and to the sale or other disposition of Company assets.

(c) **Distributions in Liquidation**. The assets of the Company shall be applied or distributed in liquidation in the following order of priority:

(i) first, in payment of debts and obligations of the Company owed to third parties; and

(ii) second, as provided in Section 9.2(b).

(d) **Non-Cash Assets**. Every reasonable effort shall be made to dispose of the assets of the Company so that the distribution may be made to the Interest Owners in cash. If at the time of the dissolution of the Company, the Company owns any assets in the form of land, work in process, notes, deeds of trust or other non-cash assets, such assets, if any, shall be distributed in kind to the Interest Owners, in lieu of cash, proportionately to their right to receive the assets of the Company on an equitable basis reflecting the net fair market value of the assets so distributed, which net fair market value shall be determined by the Managers.

(e) **No Deficit Restoration Obligation**. Notwithstanding anything to the contrary in this Agreement, upon a liquidation within the meaning of Treasury Regulations section 1.704-1(b)(2)(ii)(g), if any Interest Owner has a deficit Capital Account balance (after giving effect to all contributions, distributions, allocations, and other Capital Account adjustments for all Fiscal Years, including the Fiscal Year in which the liquidation occurs), such Interest Owner shall have no obligation to make any Capital Contribution to the Company, and the deficit balance of such Interest Owner's Capital Account shall not be considered a debt owed by such Interest Owner to the Company or to any other Person for any purpose whatsoever.

ARTICLE XII- MISCELLANEOUS PROVISIONS

12.1 Competing Business. Neither the Manager nor the Interest Owners, nor any of their members, managers, shareholders, directors, officers, employees, partners, agents, family members or Affiliates, shall be prohibited or restricted in any way from investing in or conducting, either directly or indirectly, and may invest in and/or conduct, either directly or indirectly, businesses of any nature whatsoever, including the ownership and operation of businesses or properties, similar to or in the same geographical area as those conducted or held by the Company. Except as otherwise provided in this Agreement or the Act, any investment in or conduct of any such businesses by any such Person shall not give rise to any claim for an accounting by any Interest Owner or the Company or any right to claim any interest therein or the profits therefrom.

12.2 Interest Owner Representations and Agreements.

(a) Notwithstanding anything contained in this Agreement to the contrary and in addition to any additional representations, warranties and agreements contained in any Subscription Agreement, each Interest Owner hereby represents and warrants to the Company, the Managers and to each other that: (a) the Ownership Interest of such Interest Owner is acquired for investment purposes only, for the Interest Owner's own account, and not with a view to or in connection with any distribution, reoffer, resale or other disposition not in compliance with the Securities Act and applicable state securities laws; (b) such Interest Owner, alone or together with the Interest Owner's representatives, possesses such expertise, knowledge and sophistication in financial and business matters generally, and in the type of transactions in which the Company proposes to engage in particular, that the Interest Owner is capable of evaluating the merits and economic risks of acquiring and holding the Ownership Interest and the Interest Owner is able to bear all such economic risks now and in the future; (c) such Interest Owner has had access to all of the information with respect to the Ownership Interest acquired by the Interest Owner under this Agreement that the Interest Owner deems necessary to make a complete evaluation thereof and has had the opportunity to question the other Interest Owners and the Managers (if any) concerning such Ownership Interest; (d) such Interest Owner's decision to acquire the Ownership Interest for investment has been based solely upon the evaluation made by the Interest Owner; (e) such Interest Owner is aware that the Interest Owner must bear the economic risk of an investment in the Company for an indefinite period of time because Ownership Interests have not been registered under the Securities Act or under the securities laws of various states and, therefore, cannot be sold unless such Ownership Interests are subsequently registered under the Securities Act and any applicable state securities laws or an exemption from registration is available; (f) such Interest Owner is aware that only the Company can take action to register Ownership Interests and the Company is under no such obligation and does not propose to attempt to do so; (g) such Interest Owner is aware that this Agreement provides restrictions on the ability of an Interest Owner to sell, transfer, assign, mortgage, hypothecate or otherwise encumber an Interest Owner's Ownership Interest; (h) such Interest Owner agrees that the Interest Owner will truthfully and completely answer all questions, and make all covenants, that the Company or the Managers may, contemporaneously or hereafter, ask or demand for the purpose of establishing compliance with the Securities Act and applicable state securities laws; (i) if that Interest Owner is an entity, that it is duly organized, validly existing, and in good standing under the laws of its state of organization and that it has full organizational power and authority to execute and agree to this Agreement and to perform its obligations hereunder and (j) none of the "bad actor" disqualifying events (each a "Disqualification Event") described in (A) Rule 503 of Regulation Crowdfunding, (B) Rule 506(d) of Regulation D, or (C) Rule 262 or Regulation A, each promulgated under the Securities Act (collectively, the "Securities Act Exemptions") is applicable to such Interest Owner or any of its Related Parties. For purposes of this Agreement, "Related Party" shall mean with respect to any person, any other person that is a beneficial owner of such Interest Owner’s securities for purposes of any of the Securities Act Exemptions. Each Interest Owner agrees that, if requested by the Company, such Interest Owner will complete, and cause any of its Related Parties and any of its directors, officers, managers, partners or owners who is a beneficial owner of twenty percent (20%) or more of Interest Owner's outstanding shares of capital stock or ownership interests to complete, a "Disqualification Event Questionnaire" containing representations as to potential Disqualification Events, and such questionnaire shall constitute a representation and warranty by Interest Owner

under this Agreement. Such Interest Owner will immediately notify the Company in writing if it or any of its Related Parties becomes subject to a Disqualification Event at any date after the date hereof or such later date Interest Owner completes a Disqualification Event Questionnaire. If an Interest Owner becomes subject to a Disqualification Event at any date after the date hereof of after the date that such Interest Owner (or its Related Parties) complete a Disqualification Event Questionnaire, such Interest Owner agrees and covenants to use its best efforts to coordinate with the Company (i) to provide documentation as reasonably requested by the Company related to any such Disqualification Event and (ii) to remedy such Disqualification Event such that the Disqualification Event will not affect in any way the Company's or its Affiliates' ongoing and/or future reliance on the exemptions available under any Securities Act Exemptions.

(b) Each Interest Owner hereby represents and warrants that such Interest Owner does not have an interest, direct or indirect, in any premises currently licensed by any state for retail sales of alcoholic beverages, whether by stock ownership, interlocking directors, mortgage or lien on, or ownership of any real or personal property, or by any other means including loans unless the Interest Owner (i) has an exemption for the Tied House Interest granted from the Commission as defined in North Carolina General Statutes Chapter 18B, 18B-1116(b); (the "Tied House Interest") and (ii) provides such exemption in writing to the Company. Furthermore, Interest Owner covenants, if requested by the Company, to complete any questionnaire covering ABC licensing requirements and will consent to providing personal information required to obtain or maintain such licenses or permits. In addition, each Interest Owner hereby agrees that if holding any Ownership Interests would cause a regulatory problem for the Company related to the ability to engage in an alcoholic beverage related business or to obtain or maintain the necessary licenses or permits to conduct its business, the Company (or its assignees) will have the right to buy any or all of such Interest Owners' Ownership Interest at the lessor of either (i) the original purchase price paid for such Ownership Interests; or (ii) the fair market value of such Ownership Interests (as determined in good faith by the Managers).

12.3 Notice. All notices, demands or requests provided for or permitted to be given pursuant to this Agreement must be in writing.

(a) All notices, demands and requests to be sent to any Manager or Interest Owner pursuant to this Agreement may be delivered as contemplated by any applicable Subscription Agreement and otherwise shall be deemed to have been properly given or served if addressed to such Person at the address as it appears on Company records and (i) personally delivered, (ii) deposited for next day delivery by Federal Express, or other similar overnight courier services, (iii) deposited in the United States mail, prepaid and registered or certified with return receipt requested, (iv) transmitted via facsimile or electronic transmission to the attention of such Person or (v) via posting on an electronic network. In furtherance of the agreement set forth in this Section 12.3(a), each Interest Owner consents to the receipt of notices by electronic transmission or by posting on an electronic network as more fully described in Schedule IV.

(b) Notices sent in accordance with Section 12.3(a) shall be deemed effectively given: (a) when received, if delivered by hand (with written confirmation of receipt); (b) when received,

if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or electronic mail (in each case, with confirmation of transmission), if sent during normal business hours of the recipient, and on the next business day, if sent after normal business hours of the recipient; or (d) on the 5th day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid or (e) as contemplated by the Subscription Agreement.

(c) The Managers and Interest Owners shall have the right from time to time, and at any time during the term of this Agreement, to change their respective addresses by delivering to the other parties written notice of such change in the manner prescribed in Section 12.3(a).

(d) All distributions to any Interest Owner shall be made at the address at which notices are sent unless otherwise specified in writing by any such Interest Owner.

12.4 No Action. No Interest Owner shall have any right to maintain any action for partition with respect to the property of the Company.

12.5 Amendments. No provision of this Agreement may be amended or modified except by an instrument in writing executed by the Managers and a Majority in Interest of the Members. Any such written amendment or modification will be binding upon the Company and each Interest Owner; *provided*, that an amendment or modification modifying the rights or obligations of any Interest Owner in a manner that is disproportionately adverse to (i) such Interest Owner relative to the rights of other Interest Owners in respect of Units of the same class or (ii) a class of Units relative to the rights of another class of Units, shall in each case be effective only with that Interest Owner's consent or the consent of the Members holding a Majority in Interest of the Units in that class, as applicable. Notwithstanding the foregoing, the Managers may, without the consent of or execution by the Members, (i) amend the Capitalization Schedule following any new issuance, redemption, repurchase or Transfer of Ownership Interests in accordance with this Agreement; (ii) amend this Agreement (A) as to matters that do not have a material adverse effect on any Interest Owner or that benefit all Interest Owners, and (B) to correct typographical, printing, stenographic or clerical errors or omissions (so long as such amendment also complies with subclause (A)), and (iii) as otherwise expressly permitted by this Agreement. Upon the approval of any amendment by the requisite parties, the Manager shall be authorized to execute the amendment on behalf of all Interest Owners.

12.6 Power of Attorney. Each Interest Owner hereby makes, constitutes and appoints each Manager as may be serving from time to time, severally, with full power of substitution, as the Interest Owner's true and lawful attorney-in-fact, for such Interest Owner and in such Interest Owner's name, place and stead and for the Interest Owner's use and benefit to sign and acknowledge, file and record, any amendments hereto among the Interest Owners and for the further purpose of executing and filing on behalf of each Interest Owner, any documents necessary to constitute the continuation of the Company, the admission or withdrawal of an Interest Owner, the qualification of the Company in a foreign jurisdiction (or amendment to such qualification), the admission of substitute Interest Owners or the dissolution or termination of the Company, provided such continuation, admission, withdrawal qualification, or dissolution and termination

are in accordance with the terms of this Agreement. The foregoing power of attorney is a special power of attorney coupled with an interest, is irrevocable and shall survive the death or Incapacity of each Interest Owner. It may be exercised by any one of said attorneys by listing all of the Interest Owners executing any instrument over the signature of the attorney-in-fact acting for all of them. The power of attorney shall survive the delivery of an assignment by an Interest Owner of the whole or any portion of its Ownership Interest. In those cases in which the assignee of, or the Successor to, an Interest Owner owning an Ownership Interest has been approved for admission to the Company as a substitute Member in accordance with this Agreement, the power of attorney shall survive for the sole purpose of enabling the Managers to execute, acknowledge and file any instrument necessary to effect such substitution.

This power of attorney shall not be affected by the subsequent Incapacity of any Interest Owner.

12.7 Governing Law; Waiver of Jury Trial. This Agreement is made in Harnett County, North Carolina and the rights and obligations of the Interest Owners hereunder shall be interpreted, construed and enforced in accordance with the laws of the State of North Carolina. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW THAT CANNOT BE WAIVED, THE COMPANY AND THE INTEREST OWNERS HEREBY WAIVE, AND COVENANT THAT THEY WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT, OR OTHERWISE), ANY RIGHT TO TRIAL BY JURY IN ANY ACTION ARISING IN WHOLE OR IN PART UNDER OR IN CONNECTION WITH THIS AGREEMENT, THE TRANSACTIONS OR THE NEGOTIATION, TERMS, OR PERFORMANCE HEREOF, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE. THE COMPANY AND THE INTEREST OWNERS AGREE THAT ANY OF THEM ARE PERMITTED TO FILE A COPY OF THIS SECTION 12.7 WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY, AND BARGAINED-FOR AGREEMENT AMONG THEM. THE COMPANY AND THE INTEREST OWNERS FURTHER AGREE TO IRREVOCABLY WAIVE THEIR RIGHT TO A TRIAL BY JURY IN ANY ACTION AND ANY SUCH ACTION IS INSTEAD TO BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY.

12.8 Entire Agreement. This Agreement, including all Schedules and Exhibits to this Agreement, as amended from time to time in accordance with the terms of this Agreement, and any applicable Subscription Agreement contains the entire agreement among the parties relative to, and supersedes any prior or contemporaneous agreements concerning, the subject matter hereof.

12.9 Waiver. No consent or waiver, express or implied, by any Interest Owner to or for any breach or default by any other Interest Owner in the performance by such other Interest Owner of its obligations under this Agreement shall be deemed or construed to be a consent or waiver to or of any other breach or default in the performance by such other Interest Owner of the same or any other obligations of such other Interest Owner under this Agreement. Failure on the part of any Interest Owner to complain of any act or failure to act of any of the other Interest Owners or to declare any of the other Interest Owners in default, regardless of how long such failure

continues, shall not constitute a waiver by such Interest Owner of its rights hereunder.

12.10 Severability. If any provision of this Agreement or the application thereof to any Person or circumstance shall be invalid or unenforceable to any extent, the remainder of this Agreement and the application of such provisions to other Persons or circumstances shall not be affected thereby, and the intent of this Agreement shall be enforced to the greatest extent permitted by law.

12.11 Binding Agreement. Subject to the restrictions on transferability set forth in this Agreement, this Agreement shall be binding upon the heirs, assigns, personal representatives, guardians, custodians and successors-in-interest of the parties hereto (each of the foregoing is herein called a "Successor").

12.12 Tense and Gender. Unless the context clearly indicates otherwise, the singular shall include the plural and vice versa. Whenever the masculine, feminine or neuter gender is used inappropriately in this Agreement, this Agreement shall be read as if the appropriate gender was used.

12.13 Benefits of Agreement. Nothing in this Agreement expressed or implied, is intended or shall be construed to give to any creditor of the Company or any creditor of any Interest Owner or any other Person whatsoever, other than the Interest Owners and the Company, any legal or equitable right, remedy or claim under or in respect of this Agreement or any covenant, condition or provisions herein contained, and such provisions are and shall be held to be for the sole and exclusive benefit of the Interest Owners and the Company.

12.14 Counterparts. This Agreement may be executed in multiple counterparts, each of which shall he deemed an original for all purposes and all of which when taken together shall constitute a single counterpart instrument. Executed signature pages to any counterpart instrument may be detached and affixed to a single counterpart, which single counterpart with multiple executed signature pages affixed thereto constitutes the original counterpart instrument. All of these counterpart pages shall be read as though one and they shall have the same force and effect as if all of the parties had executed a single signature page. A signed copy of this Agreement or counterpart signature page delivered by facsimile, email (including PDF) or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of or counterpart signature page to this Agreement.

12.15 Legal Counsel.

(a) Each Interest Owner acknowledges that Kennon Craver, PLLC, legal counsel to the Company, also serves as legal counsel to the Manager and various Affiliates thereof. Each Interest Owner further acknowledges that Kennon Craver, PLLC does not represent any Interest Owner with respect to its investment in the Company, is not providing legal advice to any Interest Owner with respect to its investment in the Company, and owes no duties to any Interest Owner with respect to the Company. Each Interest Owner further acknowledges that Kennon Craver, PLLC,

may currently represent (or may have previously represented) an Interest Owner or one or more of its Affiliates in matters unrelated to the Company. In the event Kennon Craver, PLLC, currently represents (or has previously represented) an Interest Owner or any of its Affiliates, such Interest Owner acknowledges that Kennon Craver, PLLC's representation of the Company, the Manager and various Affiliates thereof may create a conflict of interest under the North Carolina state bar rules of professional responsibility. Kennon Craver, PLLC believes, under the present and foreseeable circumstances, that it may properly serve as counsel to the Company, the Manager and Affiliates thereof under the applicable North Carolina state bar rules despite any conflict of interest if both the Manager, on behalf of itself, its Affiliates and the Company, and such Interest Owner consents to Kennon Craver, PLLC's representation. The Manager has provided such consent. Each Interest Owner hereby consents to Kennon Craver, PLLC's representation of the Company, the Manager and various Affiliates thereof with respect to the Company. Each Interest Owner further agrees to execute, upon the Manager's request, a written consent to Kennon Craver, PLLC's representation of the Company, the Manager and various Affiliates thereof pursuant to the North Carolina state bar rules of professional conduct.

(b) Each Interest Owner acknowledges that BT Jones, PLLC (dba Innovate Capital Law), legal counsel to the Company, also serves as legal counsel to the Manager and various Affiliates thereof. Each Interest Owner further acknowledges that BT Jones, PLLC (dba Innovate Capital Law) does not represent any Interest Owner with respect to its investment in the Company, is not providing legal advice to any Interest Owner with respect to its investment in the Company, and owes no duties to any Interest Owner with respect to the Company. Each Interest Owner further acknowledges that BT Jones, PLLC (dba Innovate Capital Law), may currently represent (or may have previously represented) an Interest Owner or one or more of its Affiliates in matters unrelated to the Company. In the event BT Jones, PLLC (dba Innovate Capital Law), currently represents (or has previously represented) an Interest Owner or any of its Affiliates, such Interest Owner acknowledges that BT Jones, PLLC (dba Innovate Capital Law)'s representation of the Company, the Manager and various Affiliates thereof may create a conflict of interest under the North Carolina state bar rules of professional responsibility. BT Jones, PLLC (dba Innovate Capital Law) believes, under the present and foreseeable circumstances, that it may properly serve as counsel to the Company, the Manager and Affiliates thereof under the applicable North Carolina state bar rules despite any conflict of interest if both the Manager, on behalf of itself, its Affiliates and the Company, and such Interest Owner consents to BT Jones, PLLC (dba Innovate Capital Law)'s representation. The Manager has provided such consent. Each Interest Owner hereby consents to BT Jones, PLLC (dba Innovate Capital Law)'s representation of the Company, the Manager and various Affiliates thereof with respect to the Company. Each Interest Owner further agrees to execute, upon the Manager's request, a written consent to BT Jones, PLLC (dba Innovate Capital Law)'s representation of the Company, the Manager and various Affiliates thereof pursuant to the North Carolina state bar rules of professional conduct.

[SIGNATURE PAGE TO FOLLOW]

SIGNATURE TO PAGE TO OPERATING AGREEMENT OF GRAIN DEALERS BREWERY, LLC

IN WITNESS WHEREOF, the undersigned, being all the Managers and Interest Owners of the Company, have caused this Agreement to be duly adopted by the Company as of March 9, 2022, and do hereby assume and agree to be bound by and to perform all of the terms and provisions set forth in this Agreement.

SIGNATURES OF MANAGERS AND MEMBERS:

GRAIN DEALERS BREWERY, LLC

DocuSigned by:

By: Wesley Johnson

88F5EC96D5DE4AE...

Wesley T. Johnson, Manager

DocuSigned by:

By: [signature]

BDF9EF6BB882404...

Jerry Lee Honeycutt, II, Manager

MANAGERS:

DocuSigned by:

Wesley Johnson

88F5EC96D5DE4AE...

Wesley T. Johnson

DocuSigned by:

[signature]

BDF9EF6BB882404...

Jerry Lee Honeycutt, II

INITIAL MEMBERS:

DocuSigned by:

Wesley Johnson

88F5EC96D5DE4AE...

Wesley T. Johnson

DocuSigned by:

[signature]

BDF9EF6BB882404...

Jerry Lee Honeycutt, II

Each additional Manager and Interest Owner shall become a party to this Agreement by executing the Joinder Certificate attached hereto as Schedule III which shall be attached to this Agreement and constitute a part hereof.

SCHEDULE I

CAPITALIZATION SCHEDULE
PART A: CLASS A UNIT HOLDERS

Names of Interest Owners Unless otherwise indicated, all Interest Owners are Members.	**Initial Capital Contribution**	**Class A Units of Ownership Interest**
Wesley T. Johnson	$1,870.00	300,000
Jerry Lee Honeycutt, II	$9,905.30	200,000
TOTALS	$11,775.30	500,000

The Addresses & dates of issuance of Class A Units are contained within the Company's records maintained by the Managers.

PART B: CLASS B UNIT HOLDERS

Names of Interest Owners Unless otherwise indicated, all Interest Owners are Members.	**Profits Interest Hurdle Immediately Before Original Issue Date**	**Original Issuance Date**	**Number Class B Units**
		TOTAL OUTSTANDING	

The Addresses of Class B Units are contained within the Company's records maintained by the Managers.

SCHEDULE I CONTINUED

CAPITALIZATION SCHEDULE

PART C: CLASS C UNIT HOLDERS

Names of Interest Owners Unless otherwise indicated, all Interest Owners are Members.	**Initial Capital Contribution**	**Class C Units of Ownership Interest**
TOTALS		

The Addresses & dates of issuance of Class C Units are contained within the Company's records maintained by the Managers.

SCHEDULE II

OFFICERS

(a) **Duties of Chief Executive Officer**. The Chief Executive Officer will preside at all meetings of the Members and (if a Manager) at all meetings of the Managers. The Chief Executive Officer will be the chief executive officer of the Company and will, subject to the control of the Managers, have general supervision, direction and control of the business and officers of the Company. The Chief Executive Officer will perform other duties commonly incident to the office and will also perform such other duties and have such other powers as the Managers designate from time to time.

(b) **Duties of President**. In the absence or disability of the Chief Executive Officer or if the office of Chief Executive Officer is vacant, the President will preside at all meetings of the Members and (if a Manager) at all meetings of the Managers. If the office of Chief Executive Officer is vacant, the President will be the chief executive officer of the Company (including for purposes of any reference to Chief Executive Officer in this Agreement) and will, subject to the control of the Managers, have general supervision, direction and control of the business and officers of the Company. The President will perform other duties commonly incident to the office and will also perform such other duties and have such other powers as the Managers designate from time to time.

(c) **Duties of Vice Presidents**. The Vice Presidents may assume and perform the duties of the President in the absence or disability of the President or whenever the office of President is vacant. The Vice Presidents will perform other duties commonly incident to their office and will also perform such other duties and have such other powers as the Managers or the President designates from time to time.

(d) **Duties of Secretary**. The Secretary will attend all meetings of the Members and of the Managers and will record all acts and proceedings thereof in the minute book of the Company. The Secretary will give notice in conformity with this Agreement of all meetings of the Members and of all meetings of the Managers and any committee thereof requiring notice. The Secretary will perform all other duties provided for in this Agreement and other duties commonly incident to the office and will also perform such other duties and have such other powers as the Managers will designate from time to time. The Chief Executive Officer may direct any Assistant Secretary to assume and perform the duties of the Secretary in the absence or disability of the Secretary, and each Assistant Secretary will perform other duties commonly incident to the office and will also perform such other duties and have such other powers as the Managers or the Chief Executive Officer designates from time to time.

(e) **Duties of Chief Financial Officer**. The Chief Financial Officer will keep or cause to be kept the books of account of the Company in a thorough and proper manner and will render statements of the financial affairs of the Company in such form and as often as required by the Managers or the Chief Executive Officer. The Chief Financial Officer, subject to the order of the Managers, will have the custody of all funds and securities of the Company. The Chief Financial Officer will perform other duties commonly incident to his or her office and will also perform such other duties and have such other powers as the Managers or the Chief Executive Officer designate from time to time. The Chief Executive Officer may direct the Treasurer or any Assistant Treasurer, or the Controller or any Assistant Controller to assume and perform the duties of the Chief Financial Officer in the absence or disability of the Chief Financial Officer, and each Treasurer and Assistant Treasurer and each Controller and Assistant Controller will perform other duties commonly incident to the office and will also perform such other duties and have such other powers as the Managers or the Chief Executive Officer designates from time to time.

SCHEDULE III

JOINDER CERTIFICATE

GRAIN DEALERS BREWERY, LLC

(a North Carolina Limited Liability Company)

By signing this Joinder Certificate, the undersigned accepts and agrees to be a party to and bound by the terms and provisions of the Operating Agreement of Grain Dealers Brewery, LLC, dated as of March 9, 2022, as it may be amended from time to time and accepts and agrees to be a party to and bound by the terms and provisions of the [**name subscription agreement**], dated as of ________________________, 20___, as it may be amended from time to time.

Dated ________________________________.

PLEASE SIGN BELOW IF AN INDIVIDUAL

By: ____________________________________
Name: __________________________________
Address:
____
____
____
Email: __________________________________

PLEASE SIGN BELOW IF AN ENTITY

Entity Name: ____________________________
By: _____________________________________
Name: __________________________________
Title: ___________________________________
Address:
____
____
____
Email: __________________________________

Instructions: If two individuals (such as spouses) wish to hold their Ownership Interest as joint tenants with right of survivorship, then each such individual must sign this Joinder Certificate (or two counterpart Joinder Certificates), print the names of both joint owners below their signatures and indicate next to their printed names "JTWROS". If an individual wishes to hold his or her Ownership Interest in his or her Individual Retirement Account, then the custodian of such Individual Retirement Account must sign the Joinder Certificate indicating who the custodian is and the name of the Person who is signing as a representative of the custodian.

SCHEDULE IV

CONSENT TO RECEIVE NOTICES BY ELECTRONIC TRANSMISSION

Each Interest Owner of the Company hereby consents to the delivery of notices by electronic transmission for all purposes and to the fullest extent permitted by law. Notices by electronic transmission shall be delivered to the Interest Owner as follows:

1. **If by electronic mail**, such notices shall be sent to the electronic mail address set forth on the Interest Owner's Joinder Certificate or to such other electronic mail address as shall be designated by the Interest Owner in a written notice sent to:

Grain Dealers Brewery, LLC
2965 Hobson Rd.
Dunn, North Carolina
North Carolina 28334
Attention: Manager

2. **If by posting on an electronic network**, such notices shall be posted for at least five (5) business days on the Company's web site and the Interest Owner shall be notified of such posting at least three (3) business days in advance either (i) by electronic mail complying as to delivery with the terms of Section 1 above or (ii) by written notice to the Interest Owner at the address set forth in the Company's records.

This consent applies to any and all notices required to be given to the Interest Owner for any purpose under this Agreement.

EXHIBIT A

MANAGERS

Wesley T. Johnson

Jerry Lee Honeycutt, II

EXHIBIT B

CAPITAL ACCOUNT MAINTENANCE

1. Capital Accounts of the Interest Owners

A. The Company shall maintain for each Interest Owner a separate Capital Account in accordance with the rules of Treasury Regulations Section 1.704-1(b)(2)(iv). Therefore, in general, such Capital Account shall be increased by (i) the amount of all Capital Contributions and any other deemed contributions made by such Interest Owner to the Company pursuant to this Agreement and (ii) the amount of Net Income allocated to such Interest Owner pursuant to Article IX of this Agreement and Section 1 of Exhibit C hereof, and decreased by (x) the amount of cash or Carrying Value (after adjustment pursuant to Section 1.D.(3) of this Exhibit B) of all actual and deemed distributions of cash or property made to such Interest Owner pursuant to this Agreement and (y) the amount of Net Losses allocated to such Interest Owner pursuant to Article IX of the Agreement and Section 1 of Exhibit C hereof.

B. For purposes of this Agreement, "**Net Income**" or "**Net Losses**" shall mean, for each Fiscal Year, an amount equal to the Company's taxable income or loss for that Fiscal Year, determined in accordance with Section 703(a) of the Code (for this purpose all items of income, gain, loss or deduction required to be stated separately pursuant to Section 703(a)(1) of the Code shall be included in taxable income or loss), with the following adjustments:

(1) Except as otherwise provided in Treasury Regulations Section 1.704-1(b)(2)(iv)(*m*), the computation of all items of income, gain, loss and deduction shall be made without regard to any election under Section 754 of the Code which may be made by the Company, provided that the amounts of any adjustments to the adjusted basis of the assets of the Company made pursuant to Section 734 of the Code as a result of the distribution of property by the Company to an Interest Owner (to the extent that such adjustments have not previously been reflected in the Interest Owners' Capital Accounts) shall be reflected in the Capital Accounts of the Interest Owners in the manner and subject to the limitations prescribed in Treasury Regulations Section 1.704(b)(2)(iv)(*m*)(4).

(2) The computation of all items of income, gain, and deduction shall be made without regard to the fact that items described in Sections 705(a)(1)(B) or 705 (a)(2)(B) of the Code are not includable in gross income or are neither currently deductible nor capitalized for federal income tax purposes.

(3) Any income, gain or loss attributable to the taxable distribution of any Company property shall be determined as if the adjusted basis of such property as of such date of disposition were equal in amount to the Company's Carrying Value with respect to such property as of such date.

(4) In lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Book Depreciation for such Fiscal Year.

(5) In the event the Carrying Value of any Company asset is adjusted pursuant to Section 1.D hereof, the amount of any such adjustment shall be taken into account as gain or loss from the disposition of such asset.

(6) Any items specifically allocated under Section 1 of Exhibit C hereof shall not be taken into account but the amounts of those items are to be determined by applying rules comparable to those provided in subparagraphs (1) through (5) of this **Section 1.B**.

C. Generally, a transferee (including an assignee) of an Interest Owner's Ownership Interest shall succeed to the Capital Account of the transferor pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(*l*).

D. (1) Consistent with the provisions of Treasury Regulations Section 1.704-1(b)(2)(iv)(*f*), and as provided in Section 1.D(2), the Carrying Value of the Company assets shall be adjusted upward or downward to reflect any unrealized gain or unrealized loss attributable to such Company property, as of the times of the adjustments provided in Section 1.D(2) hereof, as if such unrealized gain or unrealized loss had been recognized on an actual sale of each such property for its fair market value and allocated pursuant to Article IX and Section 1 of Exhibit C of this Agreement.

(2) Such adjustments shall be made as of the following times: (a) immediately prior to the acquisition of an additional interest in the Company by any new or existing Interest Owner in exchange for more than a de minimis Capital Contribution; (b) immediately prior to the distribution by the Company to an Interest Owner of more than a de minimis amount of property as consideration for an interest in the Company; (c) immediately prior to the grant of an additional interest (other than a de minimis interest) in the Company as consideration for the provision of services to or for the benefit of the Company by an existing Interest Owner or by a new Interest Owner; and (d) immediately prior to the liquidation of the Company within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(*g*), provided, however, that adjustments pursuant to clauses (a), (b) and (c) above shall be made only if the Managers determine that such adjustments are necessary or appropriate to reflect the relative economic interests of the Interest Owners in the Company.

(3) In accordance with Treasury Regulations Section 1.704(b)(2)(iv)(*e*), the

Carrying Value of Company assets distributed in kind shall be adjusted upward or downward to reflect any unrealized gain or unrealized loss attributable to such Company property, as of the time any such asset is distributed.

(4) In determining unrealized gain or unrealized loss for purposes of this Exhibit B, the aggregate cash amount and fair market value of all Company assets (including cash or cash equivalents) shall be determined by the Managers using such reasonable method of valuation as they may adopt, or in the case of a liquidating distribution pursuant to Article XII of the Agreement, shall be determined and allocated by the Managers using such reasonable methods of valuation as they may adopt. The Managers shall allocate such aggregate value among the assets of the Company in such manner as they determines in good faith to arrive at a fair market value for individual properties.

E. The provisions of this Agreement (including this Exhibit B and other Exhibits to this Agreement) relating to the maintenance of Capital Accounts are intended to comply with the alternate test for economic effect in Treasury Regulations Section 1.704-1(b)(2)(d), the nonrecourse deduction safe harbor in Treasury Regulations Section 1.704-2(e), and Code Section 704(c) and shall be interpreted and applied in a manner consistent with such Treasury Regulations. In the event the Managers shall determine that it is prudent to modify (i) the manner in which the Capital Accounts, or any debits or credits thereto (including, without limitation, debits or credits relating to liabilities which are secured by contributed or distributed property or which are assumed by the Company or Interest Owners) are computed or (ii) the manner in which items are allocated among the Interest Owners for federal income tax purposes in order to comply with such Treasury Regulations or to comply with Section 704(c) of the Code, the Managers may make such modification without regard to Article XII of the Agreement, provided that it is not likely to have a material effect on the amounts distributable to any Person pursuant to Article XII of this Agreement upon the dissolution of the Company. The Managers also shall (i) make any adjustments that are necessary or appropriate to maintain equality between the Capital Accounts of the Interest Owners and the amount of Company capital reflected on the Company balance sheet, as computed for book purposes, in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(*q*), and (ii) make any appropriate modifications in the event unanticipated events might otherwise cause this Agreement not to comply with Treasury Regulations Section 1.704-1(b)(2)(ii)(*d*), the nonrecourse deduction safe harbor in Treasury Regulations Section 1.704-2(e), or Section 704(c) of the Code.

EXHIBIT C

SPECIAL ALLOCATION RULES

1. Special Allocation Rules

Notwithstanding any other provision of the Agreement or this Exhibit C, the following special allocations shall be made in the following order.

A. Minimum Gain Chargeback. Notwithstanding the provisions of Article IX of the Agreement or any other provisions of this Exhibit C, if there is a net decrease in Company Minimum Gain during any Company taxable year, each Interest Owner shall be specially allocated items of Company income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Interest Owner's share of the net decrease in Company Minimum Gain, as determined under Treasury Regulations Section 1.704-2(g). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Interest Owner pursuant thereto. The items to be so allocated shall be determined in accordance with Treasury Regulations Section 1.704-2(f)(6). This Section 1.A is intended to comply with the minimum gain chargeback requirements in Treasury Regulations Section 1.704-2(f) and shall be interpreted consistently therewith. Solely for purposes of this Section 1.A, each Interest Owner's Adjusted Capital Account Deficit shall be determined prior to any other allocations pursuant to Article IX of Interest Owner Minimum Gain during such Company taxable year.

B. Interest Owner Minimum Gain Chargeback. Notwithstanding any other provision of Article IX of this Agreement or any other provisions of this Exhibit C (except Section 1.A hereof), if there is a net decrease in Interest Owner Minimum Gain attributable to an Interest Owner Nonrecourse Debt during any Company taxable year, each Interest Owner who has a share of the Interest Owner Minimum Gain attributable to such Interest Owner Nonrecourse Debt, determined in accordance with Treasury Regulations Section 1.702-2(i)(5), shall be specially allocated items of Company income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Interest Owner's share of the net decrease in Interest Owner Minimum Gain attributable to such Interest Owner Nonrecourse Debt, determined in accordance with Treasury Regulations Section 1.704-2(i)(5). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Interest Owner pursuant thereto. The items to be so allocated shall be determined in accordance with Treasury Regulations Section 1.704-2(i)(4). This Section 1.B is intended to comply with the minimum gain chargeback requirement in such Section of the Treasury Regulations and shall be interpreted consistently therewith. Solely for purposes of the Section 1.B, each Interest Owner's Adjusted Capital Account Deficit shall be determined prior to any other allocations pursuant to Article IX of this Agreement or this Exhibit with respect to such Company taxable year, other than allocations pursuant to Section 1.A hereof.

C. Limitation on Allocations of Net Loss

In no event shall Net Losses be allocated to an Interest Owner if such allocation would cause the Interest Owner to have, or would increase the amount of, an Adjusted Capital Account Deficit.

D. Qualified Income Offset. In the event any Interest Owner unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulations Sections 1.704-1(b)(2)(ii)(*d*)(4), 1.704-1(b)(2)(ii)(*d*)(5), or 1.704(b)(2)(ii)(*d*)(6), that causes such Interest Owner to have, or increases the amount of, an Adjusted Capital Account Deficit if the allocations provided in this Agreement were made as if this Section 1.D were not part of this Agreement, items of Company income and gain (consisting of a pro rata portion of each item of Company income, including gross income and gain for the Company taxable year) shall be specifically allocated to such Interest Owner in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, its Adjusted Capital Account Deficit created by such adjustments, allocations or distributions as quickly as possible. This Section 1.D is intended to comply with the "qualified income offset" condition in Treasury Regulations Section 1.704-1(b)(2)(ii)(*d*)(3).

E. Gross Income Allocation. In the event any Interest Owner has a deficit Capital Account at the end of any Fiscal Year which is in excess of the sum of (i) the amount such Interest Owner is obligated to restore pursuant to any provision of this Agreement (or is deemed to be obligated to restore under Treasury Regulations Section 1.704-1(b)(2)(ii)(*c*)), and (ii) the amount such Interest Owner is deemed to be obligated to restore pursuant to the penultimate sentences of Section 1.704-2(g)(1) and 1.704-2(i)(5) of the Treasury Regulations, each such Interest Owner shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this Section 1.E shall be made only if and to the extent that such Interest Owner would have a deficit Capital Account in excess of such sum after all other allocations provided for in this Exhibit C have been made as if Section 1.D hereof and this Section 1.E were not in this Agreement.

F. Nonrecourse Deductions. Nonrecourse Deductions for any Company taxable year shall be allocated to the Interest Owners in accordance with their respective Ownership Interests. If the Managers determine in their good faith discretion that the Company's Nonrecourse Deductions must be allocated in a different ratio to satisfy the safe harbor requirements of the Treasury Regulations Section 1.704-2(e) promulgated under Section 704(b) of the Code, the Managers are authorized, upon notice to the Interest Owners, to revise the prescribed ratio to the numerically closest ratio for such Company taxable year which would satisfy such requirements.

G. Interest Owner Nonrecourse Deductions. Any Interest Owner Nonrecourse Deductions for any Company taxable year shall be specially allocated to the Interest Owner who bears the economic risk of loss with respect to the Interest Owner Nonrecourse Debt to which such Interest Owner Nonrecourse Deductions are attributable in accordance with Treasury Regulations Section 1.704-2(i).

H. Code Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Section 734(b) or 743(b) of the Code is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(*m*), to be taken into account in determining

Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such item of gain or loss shall be specially allocated to the Interest Owners in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Treasury Regulations.

I. Offsetting Allocations. The allocations set forth in Sections 1.A through G of this Exhibit C (the "Regulatory Allocations") are intended to comply with certain requirements of the Treasury Regulations under section 704(b) of the Code. The Regulatory Allocations may not be consistent with the manner in which the Interest Owners intend to share Company distributions. Accordingly, notwithstanding any other provisions of this Agreement (other than the Regulatory Allocations), the Regulatory Allocations shall be taken into account in allocating subsequent items of income, gain, loss, and expense among the Interest Owners so that, to the extent possible, the net amount of such allocations of subsequent items of income, gain, loss, and expense and the Regulatory Allocations to each Interest Owner shall be equal to the net amount that would have been allocated to each Interest Owner pursuant to this Agreement if the Regulatory Allocations had not occurred. The Managers will have discretion to accomplish this result in any reasonable manner; provided, however, that no allocation pursuant to this Section 1.I shall cause the Company to fail to comply with the requirements of Treasury Regulations sections 1.704-1(b)(2)(ii)(*d*), -2(e) or -2(i).

2. Allocations for Tax Purposes

A. Except as otherwise provided in this Section 2, for federal income tax purposes, each item of income, gain, loss and deduction shall be allocated among the Interest Owners in the same manner as its correlative item of "book" income, gain, loss or deduction is allocated pursuant to Article IX of the Agreement and Section 1 of this Exhibit C.

B. In an attempt to eliminate Book-Tax Disparities attributable to a Contributed Property or Adjusted Property, items of income, gain, loss, and deduction shall be allocated for federal income tax purposes among the Interest Owners as follows:

(1) (a) In the case of a Contributed Property, such items attributable thereto shall be allocated among the Interest Owners consistent with the principles of Section 704(c) of the Code and the Treasury Regulations thereunder to take into account the variation between the 704(c) Value of such property and its adjusted basis at the time of contribution; and

(b) any item of residual gain or residual loss attributable to a Contributed Property shall be allocated among the Interest Owners in the same manner as its correlative item of "book" gain or loss is allocated pursuant to Article IX of the Agreement and Section 1 of this Exhibit C.

(2) (a) In the case of an Adjusted Property, such items attributable thereto shall

(1) first, be allocated among the Interest Owners in a manner consistent with the principles of Section 704(c) of the Code and the Treasury Regulations thereunder to take into account the unrealized gain or unrealized loss attributable to such property and the allocations thereof pursuant to Exhibit B, and

(2) second, in the event such property was originally a Contributed Property, be allocated among the Interest Owners in a manner consistent with Section 2.B(1) of this Exhibit C; and

(b) any item of residual gain or residual loss attributable to an Adjusted Property shall be allocated among the Interest Owners in the same manner its correlative item of "book" gain or loss is allocated pursuant to Article IX of the Agreement and Section 1 of this Exhibit C.

(3) all other items of income, gain, loss and deduction shall be allocated among the Interest Owners in the same manner as their correlative item of "book" gain or loss is allocated pursuant to Article IX of the Agreement and Section 1 of the Exhibit C.

C. To the extent that the Treasury Regulations promulgated pursuant to Section 704(c) of the Code permit the Company to utilize alternative methods to eliminate the disparities between the Carrying Value of property and its adjusted basis, the Managers shall have the authority to elect the method to be used by the Company and such election shall be binding on all Interest Owners. It is anticipated that the Managers will elect the "traditional method" under Section 704(c) of the Code with respect to property contributed as the date hereof.

EXHIBIT D

CONTRIBUTED PROPERTY

None

EXHIBIT E

Video Transcript

Video Transcript

Wesley, CEO, Dunn Native (0:00 – 1:07)

“So this building was actually built in 1900 for the Dunn Lumber Company and was largely responsible for the production of lumber that built the original part of Dunn and we’re hoping will help rebuild the future of Dunn.”

“This section of the building that is closet to the railroad will be the kitchen and will act as a sound dampener while the rest of the building will be open plan dining area and semi private meeting areas for meetings, business meetings, parties, those kinds of things.”

“So coming in from the side door out from the courtyard area and the brewhouse, over my left shoulder will be the bar area and over the right shoulder will be the main entrance from the parking area. “

“So coming out from the building into the courtyard area we envision having two grain silos that will serve as a stage into a smaller courtyard for a smaller audience and then also the option on the back side to open it up to a larger audience out the back.”

“On this left-hand side, closest to the railroad track, is where the brewhouse will be. And it will ideally feature rooftop dining with visibility of the railroad line running both directions.”

“So here at the front of the building we can see the extensively large parking area which is a feature very attractive for businesses in this area.”

Rolling graphics (1:07 – 1:26)

Grain Dealers

Brewed in House

Coming Soon

- Indoor Outdoor Seating
- Brew House attached
- Outdoor Live Entertainment
- Community Built